SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date: Period

April 1, 2014

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period February 20, 2014 to April 1, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster

Name:	Stephen Foster

Title:	Company Secretary

Date:	April 1, 2014

ASX Announcement	12 March 2014

Notification of 2014 Annual General Meeting

Alumina Limited advises that it will hold its Annual General Meeting at the Auditorium, Melbourne Exhibition Centre, 2 Clarendon Street, Southbank, Victoria at 9.30am on Friday, 9 May 2014.

/s/ Stephen Foster

Stephen Foster Company Secretary

12 March 2014

ASX Announcement	28 February 2014

Directors’ Interest

Please find attached, for immediate release, a public announcement concerning Directors’ interests.

/s/ Stephen Foster

Stephen Foster Company Secretary

28 February 2014

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Emma STEIN

Date of last notice	8 March 2013

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by the Macquarie Superannuation Manager a/c Emma Stein of which Ms Stein is a beneficiary

Date of change	24 February 2014

No. of securities held prior to change	39,781 fully paid ordinary shares held indirectly by the Macquarie Superannuation Manager a/c Emma Stein of which Ms Stein is a beneficiary

Class	Ordinary fully paid

Number acquired	Indirect 18,627

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.325 per ordinary share

No. of securities held after change	58,408 fully paid ordinary shares held indirectly by the Macquarie Superannuation Manager a/c Emma Stein of which Ms Stein is a beneficiary

Appendix 3Y

Change of Director’s Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

Date of change	N/A

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil

Interest acquired	Nil

Interest disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A

Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No

If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A

If prior written clearance was provided, on what date was this provided?	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	(William) Peter DAY

Date of last notice	2 January 2014

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	n/a

Date of change	27 February 2014

No. of securities held prior to change	Nil

Class	Ordinary fully paid

Number acquired	40,000 fully paid ordinary shares

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.2775 per ordinary share

No. of securities held after change	40,000 fully paid ordinary shares held

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Appendix 3Y

Change of Director’s Interest Notice

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

Date of change	N/A

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil

Interest acquired	Nil

Interest disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A

Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No

If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A

If prior written clearance was provided, on what date was this provided?	N/A

Rule 3.19A.2

ASX Announcement	28 March 2014

Alumina Limited 2013 Annual Report

Attached, is a copy of Alumina Limited’s Annual Report 2013 that will be sent to shareholders shortly.

/s/ Stephen Foster

Stephen Foster Company Secretary

28 March 2014

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

SURFACE
BELOW THE
ANNUAL REPORT 2013
ALUMINA
LIMITED

Some statements in this report are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2012.
Unless otherwise indicated, the values in this report are presented in US dollars.
CONTENTS
2
AT A GLANCE
4
CHAIRMAN AND CHIEF EXECUTIVE OFFICER’S REPORT
8
SUSTAINABILITY AND THE AWAC BUSINESS
10
CORPORATE GOVERNANCE STATEMENT
23
DIRECTORS’ REPORT
28
OPERATING AND FINANCIAL REVIEW
37
REMUNERATION REPORT
71
FINANCIAL REPORT
112
SHAREHOLDER INFORMATION
113
FINANCIAL HISTORY

Challenging market conditions continued in 2013, stemming from a well-supplied alumina market, a sustained low international alumina pricing environment and an unfavourable foreign exchange position. Against this backdrop, Alumina Limited improved its results by recording a net profit of US$0.5 million, an increase of US$56.1 million from the previous year. Contributing factors were lower overheads and finance costs for Alumina Limited and an improved financial performance by Alcoa World Alumina and Chemicals (AWAC).
AT A GLANCE
ALUMINA LIMITED RESULTS
$0.5m
NET PROFIT US$0.5 MILLION (2012: NET LOSS US$-55.6 MILLION)
$135.2m
NET DEBT US$135.2 MILLION (2012: US$664.4 MILLION)
$107.3m
AWAC DIVIDENDS AND DISTRIBUTIONS OF US$107.3 MILLION RECEIVED (2012: US$95.1 MILLION)
$-2.7m
UNDERLYING EARNINGS WAS A LOSS OF US$-2.7 MILLION (2012: UNDERLYING LOSS US$-62.0 MILLION)
4.6%
GEARING 4.6 PER CENT (2012: 20.1 PER CENT)
0.02%
RETURN ON EQUITY 0.02 PER CENT (2012: NEGATIVE 2.0 PER CENT)
In 2014 it is expected that demand for aluminium metal will increase by approximately six per cent driven by the construction, transport and packaging sectors. However the price for alumina which was virtually flat compared to 2012 prices is likely to remain challenged into 2014. The production of alumina has not matched the curtailments in aluminium smelting resulting in an oversupply of alumina. This may continue in 2014. However some higher cost curve refineries may curtail and a shortage of bauxite imports into China may increase alumina sales. The current alumina price is a disincentive to build more alumina production capacity outside of China to meet the expected future demand for aluminium. Therefore in several years’ time, alumina supply could significantly tighten and possibly go into deficit. AWAC is one of the world’s lowest cost producers of alumina and has long-life bauxite deposits.

AWAC’s financial performance benefited from cost control and productivity improvements resulting in lower production costs per tonne and the ongoing transition to spot or indexed pricing for alumina. Alumina’s net debt position was reduced from US$664 million to US$135 million largely due to the A$452 million share placement in February 2013 and also from US$107 million received in dividends and distributions from AWAC, resulting in a strong balance sheet and reducing gearing to 4.6 per cent.
A number of significant one-off expense items impacted the AWAC results reducing an otherwise improved operating performance.
AWAC – A GLOBAL BUSINESS
AWAC RESULTS
Alumina Limited is a leading Australian company listed on the Australian Securities Exchange (ASX).
$-248.7m
AWAC NET LOSS AFTER TAX US$-248.7 MILLION (2012 NET LOSS AFTER TAX: US$–91.9 MILLION)
15.8m
ALUMINA PRODUCTION OF 15.8 MILLION TONNES (2012: 15.6 MILLION)
$656.0m
AWAC CASH FROM OPERATIONS US$656.0 MILLION (2012: US$241.9 MILLION)
We invest worldwide in bauxite mining, alumina refining and selected aluminium smelting operations through our 40 per cent ownership of Alcoa World Alumina and Chemicals (AWAC), the world’s largest alumina business. Our partner, Alcoa Inc. (Alcoa), owns the remaining 60 per cent of AWAC, and is the manager. The AWAC joint venture was formed in 1994 and our relationship with Alcoa dates back to 1961.
Alumina Limited represents a unique opportunity for a pure investment in AWAC, the world’s largest alumina and bauxite producer.

CHAIRMAN & CHIEF EXECUTIVE OFFICER’S REPORT
It was a watershed year for Alumina Limited in 2013, with the Company welcoming a new cornerstone shareholder and pursuing a range of strategies to position the Company for the long term.
While international conditions remained challenging, the Company’s overall financial position improved thanks to a number of steps taken by the Board and management to ensure that the Company was best placed to prosper in the current environment.
Net debt levels at year end were reduced to $135 million, approximately 80 per cent lower than the previous year. Improved AWAC operating cash flows and the equity raising with CITIC Group in February 2013 have given a much stronger balance sheet.
As a result of these improvements, overall market conditions saw Alumina Limited record a profit of US$0.5 million for 2013 compared to a $55.6 million loss in 2012.
Alumina Limited did not declare a dividend for 2013, recognising the continuing low prices for AWAC’s products and the underlying level of profitability for the year. However, the outlook for a possible return to the Company paying dividends is now positive, given its lower debt levels and excellent AWAC cash-flow management.
HIGHLIGHTS
The 2013 results were impacted by the challenging international pricing and foreign exchange environment. The aluminium market continued to suffer from low prices due to macro economic conditions and sentiment arising from high inventory levels.
Given this, the importance and benefit of AWAC’s move toward spot or index pricing cannot be underestimated. In 2013 the alumina index price substantially outperformed alumina sold under historical contracts based on the London Metal Exchange (LME) aluminium price. In 2014 AWAC expects to sell 65 per cent of its smelter grade alumina on an index or spot basis.
Departing Chief Executive Officer (CEO), Mr John Bevan was a major driver in encouraging the change from LME linked to alumina index prices. Since the initial promotion of this concept, its value has been shown to be more important as LME prices have been depressed while market premiums for metal over LME prices have risen to levels rarely, if ever, experienced.

AUD/USD EXCHANGE RATE
1.2 1.0 0.8
USD
JAN 2012
APR 2012
JUL 2012
DEC 2012
JAN 2013
APR 2013
JUL 2013
DEC 2013
Source: Thompson Reuters
Alumina Limited was pleased to welcome the CITIC Group as a shareholder in 2013, placing 15 per cent of the Company’s then capital base with them, representing 13.04 per cent of Alumina’s capital base following completion of the placement. The Board considered it a fundamental way to strengthen the Company’s balance sheet while introducing a shareholder with an intimate knowledge of China – the major growth market for aluminium and alumina. CITIC Group is also crucially a company with a long-term vision for opportunities in our industry. The Board believes that the placement to CITIC was a unique opportunity.
CITIC Resources Holding Limited’s CEO, Mr Chen Zeng, was appointed a Director of Alumina Limited and was re-elected to the Board at the 3 May 2013 Annual General Meeting. Managing the financial position of Alumina Limited was a core strategy during the current economic environment. We were pleased that during the year the Company was able to enter new financing arrangements, through a $300 million syndicated debt facility entered into in December 2013. With the assistance of our lenders we have been able to structure our loans to reflect the unique cash-flow characteristics of Alumina Limited as a non-operating company and also to reflect our strong investment in world class assets. The Company has decided to withdraw its listing on the New York Stock Exchange. This will save significant administrative costs. Alumina Limited will maintain its US American Depositary Receipts (ADR) program in the US Over-the-counter (OTC) market, and remains committed to its US investors. Lower corporate costs of $17.2 million in 2013 was the result of a particular focus on cost reduction. For non-employee costs, there was a decline of approximately 36 per cent year on year. Operationally, Alumina Limited continued to support strategies during 2013 that enhanced the long-term outlook for the viability and success of the joint venture, AWAC.
A competitive energy supply is crucial to AWAC both as part of current costs as well as overall strategic positioning. Alumina Limited has strongly supported strategic and tactical outcomes on energy and Board members with direct industry knowledge have actively engaged with AWAC in
PLATTS ALUMINA SPOT INDEX
350 325 300
US$/t
JAN 2012
APR 2012
JUL 2012
DEC 2012
JAN 2013
APR 2013
JUL 2013
DEC 2013
Source: Platts
energy discussions. The first major action as part of AWAC’s energy strategy is a conversion from fuel oil to natural gas at AWAC’s San Ciprian facility to improve its cost position. Our new Chief Executive Officer, Mr Peter Wasow, has particular experience in this regard and will bring that to his role on the Strategic Council. Working on energy strategies remains a major focus of the Company and AWAC in 2014. Elsewhere, opportunities are arising for AWAC through the sale of bauxite. The Company, through its role on the AWAC Strategic Council, has strongly encouraged the managing partner to pursue these sales and prompted growth in bauxite mines where appropriate. The Juruti mine in Brazil, which supplies the Alumar refinery, will expand further to an annual capacity of 4.9 million metric tonnes per annum (mtpa).
BOARD AND MANAGEMENT
Alumina Limited has continued its process of Board renewal in 2013. Peter Hay, who has been a director of the Company since its demerger in 2002, retired during the year. Peter provided stability and experience as new directors were introduced and the Company completed its key objectives for 2013. Alumina Limited has been fortunate to have not only Chen Zeng join as a director, but also Peter Day and Mike Ferraro. Peter Day was previously Chief Financial Officer of Amcor and will take on the role as Chair of the Audit Committee. Mike Ferraro brings extensive skills and experience as a partner of Freehills and through previous senior management roles within the resources industry. Particular thanks goes to John Bevan who retired as Chief Executive Officer at the end of 2013. During John’s five and a half years as CEO he steered the Company through a challenging and volatile period, and he worked constructively to represent our interests with Alcoa.
Peter Wasow, who has been a non-executive director of Alumina Limited since 2011, began as CEO on 1 January 2014. Peter Wasow comes to the role with over 30 years of experience in the resources and energy sectors, including as Chief Financial Officer and Executive Vice President of Santos, and more than 20 years with BHP, including as Vice President, Finance.

REMUNERATION
We acknowledge remuneration-related concerns expressed by shareholders at the 2013 AGM and in private discussions. We have sought to address those concerns by revising the disclosure of remuneration objectives to provide greater transparency and implementing some changes to the remuneration arrangements for 2014. These include changes to the remuneration structure for the CEO, where the target remuneration for 2014 has been reduced by 28 per cent. The Short Term Incentive for the CEO was reduced from a 80 per cent target level of FAR to 26 per cent. The grant value of the Long Term Incentive was also reduced, and retesting will not apply to Performance Rights issued from 2014. The Company’s 2013 Remuneration Report provides full details of the personal objectives of senior executives and an assessment of performance against those objectives in considering short-term incentives for the year. Having regard to performance being achieved against those personal objectives, a short-term incentive award was made to the CEO and senior management.
For Non-Executive Directors, there is no increase in fees for the 2014 year and fees have been unchanged from
1 January 2012.
STRATEGY
In the long term, returns will increasingly be influenced by having a competitively priced energy supply and a sustainable and low-cost bauxite position.
The benefit of the Company’s 40 per cent ownership of the AWAC joint venture is that AWAC has significant reserves and resources of bauxite, and the refineries that AWAC operates are low on the cash cost curve.
Our Board is keenly aware that there are structural changes occurring in the alumina and aluminium industries. Its strategies are focused on ensuring that, as those changes occur, the Company is positioned to remain competitive in the long term.
Low metal prices, rising input costs and the persistently high Australian dollar have seen the Point Henry smelter in Geelong become unprofitable. Alcoa of Australia reviewed the future viability of the Point Henry smelter and determined that the 50-year-old smelter has no prospect of becoming financially viable.
As mentioned earlier, to be successful in the changing alumina industry, pricing needs to be an alumina price index or spot price rather than aligned to the LME aluminium price. Our strategies in this regard are beginning to bear fruit.
SUSTAINABILITY
Sustainability is crucial in maintaining AWAC’s competitive edge and safeguarding its licence to operate and grow. AWAC recognises this by embedding sustainability targets in business performance objectives and employee key performance indicators.
Alumina Limited has developed a Sustainability Update based upon the Global Reporting Initiative. The update is available for viewing on the Company website. We encourage you to read this comprehensive review.
OUTLOOK
International conditions mean that the outlook remains challenging for Alumina Limited, but there are signs of improvement. Despite an expected oversupply of alumina in 2014, alumina spot prices in 2014 have been steady. The Australian dollar has considerably weakened in late 2013 and into 2014. This will have a positive effect on AWAC’s costs and margins.
Globally, the 2013 alumina market was in surplus, and this is expected to be the case for 2014. Indonesia is China’s largest supplier of imported bauxite. On 12 January 2014, the Indonesian export ban of unprocessed ores came into effect, and has disrupted bauxite exports to China. However, this ban is unlikely to affect 2014 production of alumina in China because of the significant stockpiling of bauxite leading up to the ban, with levels reportedly of at least six months. The Board would like to thank the management and staff of Alumina Limited for their work in 2013.
JOHN PIZZEY Chairman
PETER WASOW Chief Executive Officer

SUSTAINABILITY AND THE AWAC BUSINESS
AWAC is the world’s largest single bauxite and alumina producer with interests’ in operations in Australia, Brazil, Jamaica, Suriname, Spain and Texas in the United States. AWAC also has minority interests in an alumina refinery and mine in Saudi Arabia and mining activities in Guinea and Brazil. AWAC’s 60 per cent majority owner Alcoa, is the manager/operator of the joint venture and is responsible for the development and implementation of AWAC’s sustainability strategies.
Sustainability is a core business commitment shared by Alumina Limited and Alcoa. Put into action, that commitment enables the business to operate more effectively, efficiently and safely, generating benefits to shareholders, employees, the environment and communities in which AWAC operates. That commitment is reflected in key sustainability targets that drive business activity towards improved productivity and results and improved environmental and social outcomes.
1
ACQUISITION OF BAUXITE RESERVES
Aluminium ore, most commonly bauxite, is plentiful and exists mainly in tropical and sub-tropical areas – Africa, West Indies, South America and Australia – with some deposits in Europe. Although plentiful, bauxite quality is diminishing, is often not readily accessible and is becoming harder to gain approvals for expansions or new mines. AWAC is the world’s largest bauxite miner. AWAC operates mines integrated with alumina refineries in Western Australia, Brazil, Jamaica and Suriname.
AWAC’s licence to operate is based on its recognised ability to successfully restore mining sites to their pre-mining condition, re-establishing eco-systems and biodiversity values. Before expanding or commencing a new mine, external consultants are engaged to conduct comprehensive environmental impact assessments to determine the impact the project would have on the environment. The ecosystem and species diversity are thoroughly analysed with special emphasis on threatened species, critical habitats and unique flora and fauna. Engagement with the local communities and stakeholders is also a priority to identify and evaluate specific sustainability issues, environmental, economic and social.
2
BAUXITE MINING
AWAC’s bauxite deposits are generally extracted by open cut mining from strata, typically some four to six metres thick under a shallow covering of topsoil and vegetation. The topsoil is removed and stored for later use in restoration of the forest. Generally there is a layer of capstone that is removed to expose the bauxite ore which is extracted, broken up and transported to refineries for further processing. AWAC is the world’s largest bauxite miner and is well positioned with long life mines. AWAC’s Huntly mine is the world’s largest bauxite mine, supplying bauxite ore to the Pinjarra and Kwinana Refineries.
Mining is generally limited to relatively small pits and haul roads or infrastructure such as conveyors and railways are constructed to enable transportation of the ore. Particular care is taken in building roads, etc. to avoid isolation of wildlife, disruption of streams and critical habitats. For example in Australia, haul roads were repositioned to protect nesting areas for threatened bird species. Mining operations can alter rainfall runoff patterns and surface and ground water hydrology which can have impacts on stream ecology and biodiversity. These are monitored and managed to preserve biodiversity.
3
MINE REHABILITATION
Rehabilitation is one of the most important parts of the mining process. AWAC supports the objective of returning mined areas to a sustainable future use. In most cases this means returning disturbed land to the pre-existing flora and fauna condition. Preservation of biodiversity of plant species and fauna species is an important focus and is a major consideration for rehabilitation plans or future use decisions.
A key objective at AWAC’s mines and bauxite residue areas is to minimise the footprint of disturbed land by implementing a program of progressive land rehabilitation.
Key drivers towards a minimum footprint are: 2020 – achieve a rolling five–year corporate-wide ratio of 0.75:1 for new active mining disturbance to rehabilitation and in 2030, maintain a ratio of 1:1 to ensure no net expansion in new disturbance (neutral-footprint). In the Western Australian mines AWAC has achieved 100 per cent of plant species richness in AWAC’s rehabilitated mining areas, the first mining operation in the world to achieve that goal.
AWAC SUSTAINABILITY APPROACH

AWAC’s sustainability targets and efforts are not focussed on simply achieving short-term benefits or gains, rather they are developed and directed to result in enduring benefits. Alcoa has developed a process framework of business roadmaps to achieve long-term sustainability goals and scorecards to integrate sustainability concepts into business process. The roadmap charts the processes, business decisions and technical improvement to meet long-term objectives.
The scorecards concentrate on short-term sustainability goals and their integration into business strategy. The scorecards are also a mechanism to measure progress against shorter-term sustainability goals.
For more detail of Alumina Limited’s sustainability policy and practices and the sustainability process within the AWAC joint venture, please visit the Sustainability Update located in the sustainability section of the Company website at www.aluminalimited.com/sustainability-update-2012
4
REFINING
Aluminium does not occur naturally as a metal, but must first be refined from bauxite in its oxide form. Bauxite is washed, ground and dissolved in caustic soda (sodium hydroxide) at high pressure and temperature at an alumina refinery. Approximately two tonnes of alumina are required to produce one tonne of aluminium. AWAC is the world’s largest alumina business operating eight alumina refineries in several countries.
Refining alumina is an energy intensive operation. Therefore key AWAC sustainability targets involve improving energy efficiency and reducing GHG emissions. A strategy is to source operating locations with low carbon based power. In 2014 the San Ciprian refinery energy source is gradually being converted from fuel oil to natural gas. Alcoa’s Global Primary Products (GPP) has a long-term goal of reducing GHG emission compared to 2005 levels by 30% by 2020 and 35% by 2030. Also, for each tonne of alumina produced approximately two tonnes of bauxite residue results. The goal is to reduce bauxite residue land requirements per unit of alumina by 15% by 2020 and 30% by 2030 and recycle or reuse 15% of residue generated by 2020 and 30% by 2030.
5
SMELTING
Alumina is converted into aluminium by dissolving it in an electrolytic bath of molten cryolite (sodium aluminium fluoride) within a large carbon or graphite lined steel container known as a “pot”. An electric current is passed through the electrolyte at low voltage, but very high current. Molten aluminium is deposited at the bottom of the pot and is siphoned off periodically. It can be blended to an alloy specification, cleaned and then generally cast. AWAC operates two smelters at Point Henry and Portland in Australia with a joint equity capacity of 387,000 tonnes of metal.
The process of aluminium smelting requires significant amounts of electricity resulting in GHG emissions. Process efforts have been focussed on reducing direct emissions associated with perflurorcarbons in the smelting process and also opportunities to reduce energy intensity.
6
RECYCLING
First produced in 1888, aluminium has become the second most-used metal in the world after iron. Nearly three-quarters of all aluminium ever made remains in use today, representing a growing ‘energy and resource bank’ and the metal can be recycled repeatedly without any loss of quality.
While AWAC is not involved in recycling of aluminium, it is important to appreciate that end product from AWAC’s business can be easily recycled. Examples of areas where aluminium helps people and the economy to operate effectively and efficiently include air, road, rail and sea transport; food and medicine; packaging; construction; electronics and electricity transmission.

AWAC SUSTAINABILITY APPROACH

CORPORATE GOVERNANCE STATEMENT
Alumina Limited’s Corporate Governance Statement describes the Company’s corporate governance framework, policies and practices.
The governance framework, approved by the Board of Directors and administered by management, is designed to support a sustainable business that protects and supports long-term shareholder value.
APPROACH TO CORPORATE GOVERNANCE
Alumina Limited’s approach to corporate governance is based on:
adopting ethical values and principles that define and drive the Company’s business thinking and practices analyzing and implementing best practice governance principles and practices prudent delegation of responsibilities
appropriate systems, processes, authorities, delegation of responsibilities and internal controls.
Web site
For more in-depth information on Alumina Limited’s Board and Committee Charters and corporate governance policies and practices, please refer to our website at www.aluminalimited.com/governance/
COMPLIANCE WITH CORPORATE GOVERNANCE CODES
Alumina Limited is a listed company on the Australian Securities Exchange (“ASX”). Alumina Limited meets each of the requirements of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations with 2010 Amendments (2nd Edition).

GOVERNANCE FRAMEWORK
GOVERNANCE GUIDELINES
VALUES AND CODE OF CONDUCT
BOARD AND COMMITTEE CHARTERS
GOVERNANCE OVERSIGHT
BOARD OF DIRECTORS
Audit committee
Responsibilities
Financial management & reporting
Internal controls
Risk management framework
Audit strategy & performance
Nomination committee
Responsibilities
Select and appoint Directors and CEO
Identify necessary Board & committee competencies
Assess director skills & competency
Compensation committee
Responsibilities
Oversight of remuneration, compensation plans, policies & practice
DELEGATION AND CONTROLS
DELEGATED AUTHORITIES
CORPORATE GOVERNANCE
AND INTERNAL CONTROLS
CHIEF EXECUTIVE OFFICER
Senior Management – Management Committee
ETHICAL & ACCOUNTABLE WORK PRACTICES
SHAREHOLDER VALUE
GOVERNANCE GUIDELINES – PROMOTING ETHICAL CONDUCT AND BEHAVIOUR
Alumina Limited has established corporate values and a Code of Conduct that form the guiding principles for the Company’s governance framework and corporate culture. These set out the standards which all directors, employees and contractors are required to apply in conducting business on behalf of the Company. The Code of Conduct was developed by aligning the Company’s agreed core values with contemporary best-practice corporate governance models. Annually, we conduct training on the Code of Conduct and our employees are required to demonstrate their commitment to the Code by signing a pledge.
Alumina Limited also has a Sustainability Policy that outlines our commitment and goals towards sustainable business practices in relation to the Company, AWAC and our stakeholders.
Our Values and Code of Conduct are detailed in full on our website at www.aluminalimited.com/values-and-code-of-conduct/
The Board and Board committee Charters also regulate Alumina Limited’s governance management by specifying the scope of the Board and committees, their roles and responsibilities, and delegation of authority.
GOVERNANCE OVERSIGHT
Role of the Board of Directors and delegation of authority
The principal role of Alumina Limited’s Board of Directors is protecting and furthering the interests of shareholders by overseeing the strategic direction of the Company. The Board is guided by its Charter that establishes the scope of duties, responsibilities and authority of the Board of Directors. The Board fulfils its mandate via:
appointing the CEO
monitoring the performance of the CEO and senior executives
formulating Alumina Limited’s strategic direction and monitoring its execution monitoring and optimizing business performance
approving Alumina Limited’s external financial reporting.
The Board Charter and Company Policies define the scope of authority delegated to senior management for managing the day-to-day affairs of the Company. The Charter expressly states matters that cannot be delegated by the Board or its committees. Alumina Limited has also established a Group Authorities Schedule that provides greater clarity about the level and scope of management’s delegated authority from the Board. The Group Authorities Schedule is reviewed on an annual basis to ensure that delegations are appropriate and that control systems are effective.

In 2013 our Senior Management team consisted of John Bevan, CEO; Chris Thiris, Chief Financial Officer ("CFO"); Stephen Foster, General Counsel/Company Secretary and Andrew Wood, Group Executive Strategy & Development.

A copy of Alumina Limited's Board Charter is included in full in the Governance section of our website at *www.aluminalimited.com/charter-of-the-board/*

BOARD AND COMMITTEE MEMBERSHIP

For the majority of 2013, the Board of Alumina Limited consisted of five non-executive directors and an Executive Director – the then CEO, Mr John Bevan. Board members at the date of this report and their participation on Board committees are:

DIRECTOR	BOARD STATUS	DATE OF APPOINTMENT	AUDIT COMMITTEE	NOMINATION COMMITTEE	COMPENSATION COMMITTEE
Mr John Pizzey	Chairman, Independent Non-executive Director	8 June 2007	Member	Member	Member
Ms Emma Stein	Independent Non-executive Director	3 February 2011	Member	Member and Chair	Member and Chair
Mr Peter Wasow	Executive Director (CEO)	26 August 2011	Not applicable	Not applicable	Not applicable
Mr Chen Zeng	Non-executive Director	15 March 2013	Non-member	Member	Member
Mr Peter Day	Independent Non-executive Director	1 January 2014	Member and Chair	Member	Member
Mr Michael Ferraro	Independent Non-executive Director	5 February 2014	Member	Member	Member

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In March 2013 Mr Chen Zeng, CEO of Citic Resources Holdings Ltd, was appointed as a director of Alumina Limited following the introduction of the CITIC Group as a 13 per cent (approximately) shareholder of the Company. Due to his senior role in a substantial shareholder, Mr Chen is deemed under governance guidelines not to be independent.

The Company announced on 27 November 2013 that effective from 31 December 2013, Mr John Bevan would retire as CEO and executive director of the Company and Mr Peter Wasow would be appointed CEO. As a result, Mr Wasow ceased to be an independent director on the notification date and relinquished his membership of the Audit Committee. Ms Emma Stein fulfilled the role of Chair of the Audit Committee up to 31 December 2013. Mr Wasow relinquished his membership of the Nomination and Compensation Committees upon his effective CEO appointment date of 1 January 2014.

Also on 31 December 2013, Mr Peter Hay retired from the Board of Alumina Limited following eleven years of continuous service as a Director of the Company and most recently, Chair of the Compensation Committee. Ms Stein was appointed Chair of the Compensation Committee following the retirement of Mr Hay.

Two appointments were made to the Board of Directors early in 2014. Mr Peter Day was appointed a Non-Executive Director and a member of each of the Board Committees of the Company effective 1 January 2014. Due to Mr Day's extensive experience in finance, he was appointed as Chair of the Audit Committee.

Mr Michael Ferraro was appointed a Non-Executive Director and a member of each of the Board Committees effective 5 February 2014.

A brief biography of each Alumina Limited Director, summarising their skills, experience and expertise relevant to their role as Director and the period they have held office, is included elsewhere in this annual report (see pages 24 and 25). This disclosure includes the qualifications of the Audit Committee members.

BOARD COMMITTEES

Three primary Board committees have been established to assist the Board in the oversight of the Company: Audit Committee, Nomination Committee and Compensation Committee. The scope and responsibilities of each committee are governed by a specific Charter. Each committee is comprised solely of the Board's Non-Executive Directors. Committee membership and the record of attendance are detailed in the table on page 14. During 2013, and in accordance with Company Policy, the Chairman of the Board, Mr Pizzey, did not chair any of the Board committees.

The Committee Charters describing the scope and responsibility of each committee are available for review on our website at *www.aluminalimited.com/committee-charters/*

AUDIT COMMITTEE ROLE
The primary role of the Audit Committee is to assist the Board in fulfilling its responsibilities for Alumina Limited’s financial statements and external reporting. In supporting the Board, the Audit Committee assesses the processes relating to: reporting of financial information to users of financial reports adoption and application of accounting policies financial management internal financial control systems, including internal audit independent auditor qualifications, independence and performance. The Audit Committee is also responsible for assessing the Company’s exposure to business risks including the strategies in place for managing key risks, and for determining whether there is appropriate coverage in the internal audit plans. The Audit Committee reviews other issues as requested by the Board or the CEO. The Audit Committee was chaired by Mr Peter Wasow until 27 November 2013, by Ms Emma Stein from 28 November 2013 to 31 December 2013, and by Mr Peter Day (whom the Board regards as a financial expert) from 1 January 2014. Activities undertaken in 2013 In 2013 the Audit Committee met nine times and reviewed: the Company’s financial statements changes to accounting policy and accounting treatment external and internal auditor audit plans and the auditors’ performance against those plans disclosure controls and procedures the Company’s International Business Conduct Policy non-audit services the auditors’ reports risk management and compliance internal control policies. The Chairman of the Audit Committee consults from time to time with the Company’s external and internal auditors without the presence of Alumina Limited’s management. COMPENSATION COMMITTEE ROLE The Compensation Committee is responsible for making recommendations to the Board in relation to the Company’s remuneration strategy, policies and practices. It is accountable for ensuring that, in setting remuneration rewards, employee and shareholder interests are aligned and that remuneration structure and rewards are competitive and will attract and retain motivated and talented employees. The Compensation Committee’s brief includes overseeing the Company’s Short-term and Long-term Incentive plans, remuneration for Non-executive Directors, CEO succession planning and transparent disclosure of the Company’s remuneration practices. Activities undertaken in 2013 The Compensation Committee met five times during 2013 to consider: Non-executive Director remuneration executive and staff remuneration review and personal performance assessment review of executive remuneration structure including for a new CEO performance reviews for Short-term and Long-term Incentive Plans appointment of remuneration consultants approval of Alumina Limited corporate objectives against which the CEO’s compensation is to be measured. NOMINATION COMMITTEE ROLE The Nomination Committee assists and provides recommendations to the Board on succession planning for Directors and the CEO. In preparing recommendations to the Board, the Committee considers the following matters: identifying the necessary and desirable competencies of Board members regularly assessing competencies necessary to be represented by Board members selection and appointment process for Directors regularly reviewing the size and composition of the Board, including succession plans determining which Non-executive Directors are to retire in accordance with the provisions of Alumina Limited’s Constitution. A function of the Nomination Committee is to ensure that the Board has the right balance of skills and experience to discharge its responsibilities. The Nomination Committee will consider individuals for Board membership who have demonstrated high levels of integrity, the ability to create value for shareholders and motivation for the task and who can apply such skills and experience to the benefit of the Company. Activities undertaken in 2013 The Nomination Committee met six times during 2013. Activities undertaken included: The appointment of Mr Zeng as a Director succession planning for the appointment of Messrs Day and Ferraro as directors review of the Company’s Diversity Policy and objectives performance evaluation review of Ms Stein’s and Mr Hay’s performance and endorsement for election to the Board. BOARD MEETINGS The Board scheduled 11 formal meetings in 2013, one of which was reserved to review the Company’s strategic plan. It was necessary to convene two additional meetings to address specific business matters. Scheduled Board meetings typically involve: approving previous minutes and considering outstanding items arising from minutes a review of the CEO’s Business Performance Report reports on finance and treasury matters reports on capital works projects and special projects review of industry and global market trends and analysis deliberation on internal policy and procedure matters review of risk management framework reports from Committee Chairs consideration of business and governance matters.

Board meetings are generally attended by the senior management team of the CFO, General Counsel/Company Secretary and Group Executive Strategy & Development. Other senior managers and expert consultants participate in meetings as required.

Non-executive Directors conduct meetings from time to time without the presence of executives. The Chairman of the Board presides over these meetings. To enable interested parties to make any concern known to Non-executive Directors, the General Counsel/Company Secretary, Mr Foster, acts as an agent for the Non-executive Directors. Procedures for handling all direct communications for Non-executive Directors are detailed on the Company's website.

ALUMINA LIMITED DIRECTORS' ATTENDANCE AT MEETINGS
January to December 2013

	Board Meeting		Ad hoc Board Committee meetings		Audit Committee meetings		Compensation Committee meetings		Nominations Committee meetings	
Directors	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended
G J Pizzey	13	13	1	1	9	9	5	5	6	6
P A F Hay	13	11	7	7	9	8	5	4	6	5
E R Stein	13	13	7	7	9	9	5	5	6	6
P Wasow	13	13	11	11	8	8	5	5	6	6
C Zeng	8	8	0	0	0	0	4	4	4	4
J A Bevan	13	13	12	12	0	0	0	0	0	0

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BOARD AND COMMITTEES PERFORMANCE MEASUREMENT

In 2013 the Board and each of its committees conducted a self-assessment of outcomes versus key performance criteria that are described in the relevant Charters. The assessment was conducted in accordance with the processes disclosed in the relevant Charters. Mr John Pizzey, Chairman of the Board, discussed with Directors the performance of the Board and its committees in regards to relevant business, management and governance matters. Initiatives to improve performance were discussed and approved.

The Directors and Committee members concluded that the Board and its committees conducted their duties in accordance with their relevant Charters and key performance criteria.

BOARD ELECTION

A Director seeking re-election at an Annual General Meeting is subject to a peer review to determine if their performance meets the performance criteria prior to receiving endorsement for re-election.

Alumina Limited's Constitution requires Directors (excluding the CEO) to retire at the third Annual General Meeting since they were last elected or re-elected. A retiring Director seeking re-election is subject to an appraisal and recommendation by the Nomination Committee whether to support the Director's re-election. The Board reviews the Nomination Committee recommendation to determine whether to recommend that shareholders vote in favour of the re-election. Mr John Pizzey, who was last re-elected to the Board at the 2011 Annual General Meeting, will stand for re-election at the 2014 Annual General Meeting in accordance with the Company's Constitution.

Mr Peter Day was appointed as a Non-Executive Director effective on 1 January 2014 and Mr Michael Ferraro was appointed as a Non-Executive Director on 5 February 2014. Both Mr Day and Mr Ferraro offer themselves for election at the 2014 Annual General Meeting.

BOARD SUCCESSION PLANNING AND DIRECTOR APPOINTMENT

The Nomination Committee regularly reviews the size and composition of the Board and whether its members possess the necessary competencies and expertise for the role. The Nomination Committee is also responsible for the Board's succession planning and, as necessary, nomination of candidates to fill any vacancy on the Board.

The procedure for selection and appointment is detailed in the Nomination Committee Charter, available in the Governance section of the Company's website www.aluminalimited.com/

DIRECTOR SKILLS AND EXPERIENCE

The Board seeks a complementary diversity of skills and experience across its members, recognising the complex and varied issues facing a minority partner and its interest in a large scale, global and capital intensive business. A multi-faceted approach to the composition of the Board ensures wide ranging and thoughtful analysis and decision making. The Nomination Committee is responsible for assessing the appropriateness of experience and mix of skills of existing and prospective Directors. The Nomination Committee uses a Skills Matrix to assess whether the appropriate mix of skills and experience exists among the Board and committee members and to identify key attributes required for future candidates.

Key requirements are:
established management and leadership skills
international experience
industry knowledge and experience
high level of governance experience
proven record of developing and implementing successful strategy financial expertise
capital projects experience
joint venture experience.
The Nomination Committee established several key requirements for Board members and determined that the Directors have the necessary skills and experience.
DIRECTOR INDEPENDENCE
Directors are considered independent if they are:
autonomous of management;
have no material business or other relationship with the Alumina Limited Group that could materially impede their objectivity or the exercise of independent judgement by the Director or materially influence their ability to act in the best interests of the Group.
Alumina Limited’s guidelines for director independence are formalised in a policy that, among other things, requires the Board to assess director independence on an annual basis and otherwise as it feels is warranted.
In assessing the independence of Directors, the following matters are considered:
any existing relationships with the Alumina Limited Group – either direct or indirect – including professional affiliations and contractual arrangements any past relationships with the Alumina Limited Group, either direct or indirect materiality thresholds
the definitions of independence embodied in Australian and US corporate governance standards.
In forming a decision on director independence, the materiality thresholds used by Alumina Limited include:
the value of a contractual relationship is the greater of $250,000 or two per cent of the other company’s consolidated gross revenues in relation to a principal of, or employee of, a present or former material professional adviser or consultant of the Company within the previous three years, the greater of $250,000 or two per cent of the professional adviser’s or consultant’s gross revenues for an employee or any family member currently employed as an executive officer by another company that makes payments to or receives payments from the Alumina Limited Group for property or services in an amount that exceeds, in any single fiscal year, the greater of $250,000 or two per cent of the other company’s consolidated gross revenues.
The Board has concluded that four of the five Non-Executive Directors who held office during 2013 are (or were during their period of office) independent. In reaching this conclusion the Board has considered the following relationships and associations:
Mr Pizzey was, until December 2003, Group President of the AWAC joint venture. He previously held options in Alcoa Inc. However, as reported in the 2011 Annual Report, he ceased to and continues to not hold any options in, or shares in, Alcoa Inc. Mr Pizzey’s previous employment with Alcoa Inc and AWAC does not materially impede his objectivity, exercise of independent judgement, or ability to act in the best interests of the Company. Mr Pizzey’s employment with Alcoa Inc ceased in December 2003, over ten years ago.
Mr Hay is a Non-executive Director of Australia and New Zealand Banking Group Limited (ANZ), a company that has a contractual relationship with Alumina Limited.
Mr Hay declared his interest and did not participate in any decision-making matter that relates to Alumina Limited’s dealings with ANZ. The Board concluded that Mr Hay’s directorship of ANZ did not prejudice his independence. Ms Stein is a Director of Diversified Utilities Energy Trust (DUET), a majority owner of the Dampier to Bunbury Natural Gas Pipeline (DBNGP) in which Alcoa of Australia Limited has a 20 per cent interest and is a user. Alumina Limited has a 40 per cent interest in Alcoa of Australia Limited. Ms Stein declared her interest and has not participated in any decision-making matter that relates to Alcoa of Australia Limited’s dealings with the DBNGP. The Board concluded that Ms Stein’s directorship of DUET does not prejudice her independence.
Mr Wasow had no previous association with the Company or any other relationships that were relevant to his independence.
Mr Zeng is not considered independent due to his senior management role in a substantial shareholder in Alumina Limited.
Mr Bevan was not considered independent due to his executive responsibilities.
It was announced on 27 November 2013 that Mr Peter Wasow would be appointed CEO effective on 1 January 2014. Due to his pending executive responsibilities, Mr Wasow ceased to be regarded independent from the date on which his appointment as CEO was announced.
Mr Peter Day was appointed a Non-Executive Director of the Company effective 1 January 2014. The Board concluded that Mr Day had no previous association with the Company or any other relationships that are relevant to his independence. Mr Michael Ferraro was appointed a director of the Company effective 5 February 2014. The Board concluded that he had no previous association with the Company or any other relationships that are relevant to his independence.
For further information on materiality thresholds and director independence, please refer to the Company’s Director Independence Policy, available on the Company’s website at www.aluminalimited.com/director-independence/

DIVERSITY
Alumina Limited is committed to cultivating a workplace that has an emphasis on diversity. A Diversity Policy has been established that presents key undertakings and standards that promote, among other things, impartiality in recruiting from a wide talent base, that provide opportunities for employees to develop skills and broaden their perspectives and that reflect the Company’s corporate values of tolerance and fairness. We believe that fostering principles of diversity among our Board members and employees positively contributes to the success of the Company.
Our Diversity Policy applies to all Alumina Limited employees, including contractors and consultants acting on the Company’s behalf, and includes the recruitment and selection process, terms and conditions of employment including pay, promotion, work assignment, and training as well as any other aspect of employment. Details of the policy are set out under the policies section of the Company’s website at www.aluminalimited.com/diversity-policy/
The Diversity Policy includes a commitment to establishing measurable objectives for gender diversity. Alumina Limited’s diversity objectives since their introduction in 2011 are:
OBJECTIVES
To include in the Nomination Committee Charter responsibility for diversity, including an annual review and report on the relative proportion of women and men in the workforce atall levels of the Company
To engage consultants who support and promote the Company’s diversity policy, including assisting to identify additional suitably qualified external female candidates
To ensure that candidate lists for permanent employee positions are recognisably diverse by age, sex or ethnicity
To ensure that in the interview process for each executive position there is at least one appropriately qualified female candidate and at least one female on the interview panel
To consider diversity when reviewing board succession plans with the aim to improve gender representation and diversity
That the Company has at least one female Non-Executive Director
Develop flexible and part-time work arrangements where employees can balance work/life commitments and pursue career development
RESULT
Completed in 2011
Achieved throughout 2013
Achieved throughout 2013
Achieved throughout 2013
Achieved throughout 2013
Achieved throughout 2013
Policy adopted in 2013
During 2013 Ms Stein was the only female Non-Executive Director representing 20 per cent of the Board’s Non-Executive Directors and approximately 17 per cent of total directors. As at 31 December 2013, 31 per cent of Alumina Limited’s employees were women. No women were represented on wthe four-person senior management team.
DIRECTORS’ AND EXECUTIVES’ REMUNERATION
Details of the remuneration policies and practices of Alumina Limited are set out in the Remuneration Report on pages 41 to 54 of this report. Shareholders will have the opportunity to vote on a non-binding resolution to adopt the Remuneration Report at the 2014 Annual General Meeting (AGM).
DIRECTORS’ SHARE OWNERSHIP
In 2013, following a review of its policy regarding directors’ share ownership requirements, the Board decided to revise the policy. Previously directors were required to hold shares equal to, or greater than, one year’s annual fees by the expiry of their first term as a Director. Once attained, that level of share ownership was required to be maintained throughout their term of office.
Under the revised policy, Independent Directors are required to hold shares in the Company having a value equal to 50 per cent of their base annual fees by the expiry of five years from the date of their appointment.
Provided the minimum shareholding requirement is satisfied when shares are acquired or by the expiry of the five year term, should a decline in the Company’s share price mean the value of the shareholding does not equal 50 per cent of the amount of base annual fees, directors are not required to acquire shares to increase their level of shareholding to equal the amount of 50 per cent of the base annual fees.
Details of the Independent Director share acquisition policy and number of shares held by each Non-executive Director are disclosed on page 63 of the Remuneration Report.
CHIEF EXECUTIVE OFFICER
The CEO is responsible for the day-to-day management of the Company and operates under delegated authority from the Board. The CEO’s responsibilities include:
recommending strategic initiatives to the Board and, where approved, ensuring their implementation managing the day-to-day operation of the Company according to the Values and Code of Conduct preparing and presenting the Company’s business plans
appointing and reviewing the performance of senior management.

DIRECTOR EDUCATION
Alumina Limited provides its directors with industry briefings including addresses by independent industry specialists to ensure that directors receive relevant information on the aluminium and alumina industry fundamentals that impact the performance of AWAC and Alumina Limited. This is supplemented by visits to operating sites for business reviews and by presentations to the Board from AWAC executives.
Directors also receive routine updates on corporate governance and regulatory changes as they apply to corporate governance, accounting standards and relevant industry matters.
New Non-Executive Directors undertake an induction program on their appointment that provides them with copies of the Company’s key policies, Values and Code of Conduct and information pertaining to the risk management and governance frameworks.
PERFORMANCE EVALUATION OF CHAIRMAN, NON-EXECUTIVE DIRECTORS AND CHIEF EXECUTIVE OFFICER
The performance of the Chairman of the Board is assessed annually by the Chairman of the Nomination Committee in consultation with the other Non-Executive Directors. In 2013 the performance evaluation of the Chairman of Board was conducted in accordance with the disclosed process. The Chairman of the Board reviews each Director’s individual performance annually and that of the CEO on a semi-annual basis. Those performance reviews were conducted in 2013 in accordance with the disclosed process.
SENIOR EXECUTIVES
The CEO undertakes a semi-annual review of the performance of each senior executive against individual tasks and objectives that were agreed to at the beginning of the performance period. These personal objectives relate to key areas of performance over which the individual has accountability and influence. The performance reviews of the senior executives were conducted in 2013 in accordance with the disclosed process.
The Compensation Committee also obtains independent remuneration information for comparative purposes. Salary reviews and short-term incentives are determined by assessing performance against both individual performance and Company performance targets. Long-term incentives are assessed against the Company’s total shareholder return compared with that of the Australian and industry peer group. In 2013 the Committee conducted those reviews in accordance with the disclosed process.
DIRECTORS’ ACCESS TO INDEPENDENT ADVICE
To assist directors in fulfilling their duties and responsibilities, the Board, its committees and individual Directors equally are entitled to seek independent expert advice on any matter as considered necessary, with the consent of the Chairman of the Board. The Chairman requires the Board’s approval to seek independent advice. Independent advice might be sought in relation to technical or specialised matters and the Company will meet any expense incurred.
COMPANY SECRETARY
Mr Stephen Foster is the Company Secretary/General Counsel. A profile of his qualifications and experience is set out on page 20. The role of Company Secretary/General Counsel in Alumina Limited includes:
providing legal advice to the Board and management as required advising the Board on corporate governance principles
generally attending all Board meetings and preparing the minutes managing compliance with regulatory requirements.
The appointment of the Company Secretary/General Counsel is ratified by the Board.
CORPORATE REPORTING AND RISK MANAGEMENT
The CEO and the CFO have made the following certifications to the Board:
1. In their opinion:
Alumina Limited’s financial records for the financial year have been properly maintained in accordance with section 286 of the Corporations Act 2001 the financial statements and the notes comply with the accounting standards the financial statements and the notes give a true and fair view, in accordance with section 297 of the Corporations Act 2001 the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.
2. The above certification is founded on a sound system of risk management and internal control and that system is operating effectively in all material respects in relation to financial reporting risks.
SHARE TRADING POLICY
Alumina Limited has a policy on the trading of Alumina Limited shares by our Directors and employees. Annually employees are required to attend a Share Trading Policy training session to explain and reinforce the application of the Policy. The Board believes it is in all shareholders’ interests for Directors and employees to own shares in the Company, and so encourages shareholding subject to prudent controls and guidelines on share trading. The policy prohibits Directors and employees from engaging in short-term trading of any Alumina Limited securities, or buying or selling Alumina Limited shares if they possess unpublished, price-sensitive information. Trading in derivative products over the Company’s securities, and or entering into transactions in products that limit the economic risk of their security holdings in the Company are also prohibited.
In addition, Directors and senior management must not buy or sell Alumina Limited shares in the period between the end of the half or full financial year and the release of the results for the relevant period. Directors and senior management must also receive approval from the Chairman or CEO before buying or selling Company shares. A copy of Alumina Limited’s Share Trading Policy can be found on our website at www.aluminalimited.com/share-trading-policy/.

CONTINUOUS DISCLOSURE
Alumina Limited has a Continuous Disclosure Policy that defines the legal and regulatory obligations, materiality guidelines and reporting process, and is designed to ensure compliance with the continuous and periodic disclosure obligations under the Corporations Act 2001 and ASX Listing Rules and to ensure accountability at a senior executive level for that compliance. Responsibility for meeting ASX disclosure requirements rests primarily with the Company Secretary. Training is conducted annually with all staff to ensure they understand the Company’s obligations, and their role in fulfilling them, under the continuous disclosure provisions. A review of continuous disclosure matters, if any, is conducted at each Board meeting.
Copies of Alumina Limited’s releases to ASX, investor presentations and Annual Reports are available on the
Company’s website at www.aluminalimited.com/announcements/. Alumina Limited’s Continuous Disclosure Policy is available on the Company’s website at www.aluminalimited.com/continuous-disclosure-policy/.
CONFLICTS OF INTEREST
Each Director has an ongoing responsibility to determine if they have a conflict of interest, whether direct, indirect, real or potential, that may impede their impartial decision-making. Directors are required to disclose to the Board details of any transactions or interests that may create a conflict of interest. Alumina Limited’s Constitution expressly forbids a Director voting on a matter in which they have a direct or indirect material personal interest as defined in section 195 of the Corporations Act 2001 to the extent that it is prohibited by the Corporations Act 2001 or ASX Listing Rules.
AUDIT GOVERNANCE
EXTERNAL AUDIT
PricewaterhouseCoopers is Alumina Limited’s external audit services provider and reports through to the Audit Committee to the Board. The Audit Committee has the primary responsibility for managing the relationship with the external auditor including their appointment, compensation and agreeing on the scope and monitoring the performance and effectiveness of the annual internal and external audit plans and approval of non-audit related work. The Committee also reviews, at least annually, the assessment of the Company’s exposure to business risks and the strategies in place for managing key risks, and determines whether there is appropriate coverage in the internal audit plans.
All reports issued by the auditor to the Committee are prepared in accordance with Australian Accounting Standards. In accordance with the applicable provisions of the Corporations Act 2001, the external auditor provides an annual declaration of its independence to the Audit Committee. Alumina Limited’s External Auditor Selection and Rotation Policy requires that the lead Partner involved in the external audit of the Company should not remain beyond five years.
Further information on the relationship with the external auditor is covered in the Audit Committee Charter, which is available on the Company’s website at www.aluminalimited.com/audit-committee-charter/
NON-AUDIT SERVICES
Alumina Limited and PricewaterhouseCoopers have adopted the following policy in relation to any work undertaken by PricewaterhouseCoopers that does not directly relate to the audit of the Company’s Australian or US statutory accounts:
PricewaterhouseCoopers services that have fees of up to $100,000 require the prior approval of the Audit Committee Chairman. Such approval shall include the scope of the services and the approximate amount of fees, and shall be reported at the next Audit Committee meeting.
For PricewaterhouseCoopers’ services of more than $100,000 and less than $250,000, the provision of such services requires the prior approval of the Audit Committee.
For services of more than $250,000, unless PricewaterhouseCoopers’ skills and experience are integral to the services (in which case the provision of such services requires the prior approval of the Audit Committee), the proposed services are to be put to competitive tender with the requirement for CFO, CEO and Audit Committee Chairman’s approval of the inclusion of PricewaterhouseCoopers in the tender list. The awarding of a contract, following a competitive tender, to PricewaterhouseCoopers for the provision of these services also requires the prior approval of the Audit Committee.
Details of non-audit services are described in the Directors’ Report on page 27.
ATTENDANCE AT THE ANNUAL GENERAL MEETING
The Partner representing the external auditor attends Alumina Limited’s AGM and is available at the meeting to respond to shareholder questions relating to content and conduct of the audit and accounting policies adopted by the Company regarding preparation of the financial statements. Alumina Limited will accept written questions for the auditor up to five days before the AGM.
INTERNAL AUDIT
Alumina Limited’s internal audit function is conducted by independent accounting firm Deloitte Touche Tohmatsu. It is the internal auditor’s role to act independent of management and external audit to evaluate whether the Company’s processes and controls provide an effective risk management and control framework, and to report their findings to the Audit Committee. The internal auditor has open access to the Chairman of the Audit Committee. The Audit Committee approves the annual internal audit plan and reviews reports on internal audit findings at least annually.
MANAGING BUSINESS RISK
Alumina Limited’s Risk Management Policy sets out the policies and procedures for covering risks such as those relating to markets, credit, price, operating, safety, health, environment, financial reporting and internal control. The Board has adopted the Risk Management Policy. Alumina Limited is exposed to risks, both indirectly through its investment in AWAC, and directly as a separately listed public company.

Alcoa, as the manager of AWAC, has direct responsibility for managing the risks associated with the AWAC business. Alcoa utilises its policies and management systems to identify, manage and mitigate those risks. Alumina Limited reviews the management and mitigation of AWAC risks through participation on the AWAC Strategic Council and the Boards of the key operating entities within AWAC. Alumina Limited uses internal controls as well as risk management policies that are appropriate to our risks as an independent corporate entity. We have developed a Risk Management Framework that profiles a range of material business risks, both financial and non-financial in nature, which are potentially significant for the current operation and profitability and/or long-term value of the Company. Each material business risk identified has an explicit risk strategy and system of internal controls.
Alumina Limited’s most significant commercial risk exposures are to alumina and aluminium prices, financing risks, foreign exchange risk, energy security risk, joint venture structure risks, political and regulatory risks and capital project risk.
Management has provided a report to the Alumina Limited Board on the effectiveness of Alumina Limited’s management of material business risks. Included is assurance from the CEO and CFO that the declaration provided in accordance with section 295A of the Corporations Act 2001 (refer to Corporate Reporting and Risk Management on page 18) is founded on a sound system of risk management and internal control and that the system is operating effectively in all material respects in relation to financial reporting risks. Our Risk Management Policy and controls are covered in more detail in the Governance section of our website at www.aluminalimited.com/risk-management/
EXCHANGE RATE AND ALUMINIUM PRICE RISK
AWAC’s operations are well placed on the global cost curve. Its revenues are underpinned by sales contracts with high-quality industry participants – mainly customers with whom it has longstanding commercial arrangements.
Given this underlying business position, shareholders’ interests are best served by Alumina Limited and AWAC remaining exposed to alumina price and exchange rate risk, and generally not seeking to manage that risk through the use of derivative instruments. However, business circumstances sometimes dictate that it is prudent for the AWAC joint venture and Alumina Limited to manage such risks through derivative instruments.
BUSINESS CONDUCT POLICY
The Company’s operating and financial review, included in the Directors’ Report, refers to the settlements by Alcoa World Alumina LLC and Alcoa Inc respectively of investigations by the US Department of Justice and Securities and Exchange Commission in relation to legacy alumina contracts with Aluminium Bahrain BSC and anti bribery provisions, internal controls and books and records provisions of the US Foreign Corrupt Practices Act and Exchange Act. The settlement included an acknowledgement of compliance efforts, including Alcoa Inc.’s comprehensive compliance reviews of anti corruption policies, and procedures and enhancements made to internal controls.
Alumina Limited’s Anti-Corruption and Money Laundering Policy prohibit bribery and corruption in all business dealings. The Company’s International Business Conduct Policy provides principles and procedures on conducting business internationally and complying with the requirements of various laws, including prohibition of bribery and related conduct.
WHISTLEBLOWING
Alumina Limited has a Whistleblower Policy that encourages and offers protection for staff to report, in good faith, any behaviour, practice, or activity that they have reasonable grounds to believe involves:
unethical or improper conduct
financial malpractice impropriety or fraud
contravention or suspected contravention of legal or regulatory provisions auditing non-disclosure or manipulation of the internal or external audit process.
An independent Whistleblower hotline is available to employees who wish to make an anonymous or confidential complaint, or a formal complaint process can be initiated to designated officers within the Company. A copy of the Whistleblower Policy can be found on the Company’s website at www.aluminalimited.com/whistleblower-policy-serious-complaints/
DONATIONS
Alumina Limited does not make donations to political parties.
SENIOR MANAGEMENT
Alumina Limited is managed by an experienced management team focusing on maximising returns, growing the Company, and ensuring shareholders benefit fully from Alumina Limited’s interest in the AWAC joint venture. Our executive management team comprises:
PETER WASOW – BCom, GradDipMgmt, FCPA Chief Executive Officer
Peter Wasow was appointed CEO from 1 January 2014 following the retirement of Mr John Bevan who served in that capacity from June 2008 to 31 December 2013. Mr Wasow has responsibility for the overall management of Alumina Limited in accordance with the strategy, policies and business processes adopted by the Board. Prior to his appointment as CEO, Mr Wasow was an independent Non-Executive Director of the Company from 26 August 2011. Mr Wasow has extensive finance and commercial knowledge and experience gained during eight years at major Australian oil and gas producer Santos Limited from 2002 to 2010 where he was initially appointed as CFO and later added the responsibilities of Executive Vice President. Previous to that role, he had over a 23 year career at BHP including Vice President of Finance.
CHRIS THIRIS – BA (Acc) MBA Chief Financial Officer
Chris Thiris joined Alumina Limited in September 2011 as Interim CFO and became CFO in December 2011. He is responsible for accounting, treasury, investor relations and taxation. Mr Thiris has extensive experience in finance and other management functions gained through senior roles he has held at Orchard Funds Limited and Coles Group Limited.

STEPHEN FOSTER – BCom LLB(Hons) GDipAppFin (Sec Inst) GradDip CSP ACIS
General Counsel Company Secretary
Stephen Foster is responsible for legal, company secretarial, shareholder services, insurance and human resources. He has a wide range of legal and commercial experience gained over 25 years, at Village Roadshow and WMC Limited, after working with the legal firm of Arthur Robinson & Hedderwicks (now Allens).
ANDREW WOOD – BA LLB GDipAppCorpGov (GIA) Group Executive Strategy & Development
Andrew Wood is responsible for strategy and business development, including market analysis, pursuing strategic investments and developing industry relationships. He has over 20 years’ resources’ experience in commercial and legal roles, mainly at WMC Resources Ltd and Sibelco.
SHAREHOLDERS
Alumina Limited has approximately 65,000 shareholders, with the 20 largest holding 81 per cent of the approximately
2.8 billion shares on issue. Approximately 94 per cent of all registered shareholders have registered addresses in Australia. Alumina Limited’s shares are listed on the ASX.
The level of beneficial ownership of the Company’s shares by US persons is approximately 17 per cent, with no single beneficial holder holding in excess of 10 per cent.
SHAREHOLDER COMMUNICATION
Effective and timely communication with Alumina Limited shareholders and the market is a critical objective of the Company. We also recognise that communication is two-way.
Alumina Limited uses internet-based information systems to provide efficient communication with shareholders and the investment community. Examples include posting Company announcements on Alumina Limited’s website (usually within one hour of lodgement with ASX), and webcasting financial presentations and briefings. Shareholders may elect to receive all Company reports and correspondence by mail or email.
Alumina Limited is a member of eTree, an incentive scheme to encourage shareholders of Australian companies to receive their shareholder communications electronically. For every shareholder who registers their email address via eTree, we donate A$2 to Landcare Australia to support reforestation projects.
We are interested in shareholder questions and feedback, which can be directed to the Company through the mail or via the feedback facility available on our website.
For further information on shareholder communications, including our Continuous Disclosure Policy, refer to the Shareholder Communication Strategy located on Alumina Limited’s website at www.aluminalimited.com/shareholder-communication-strategy/
COMPARISON OF CORPORATE GOVERNANCE PRACTICES WITH THE NEW YORK STOCK EXCHANGE (NYSE) LISTING RULES
Alumina Limited shares traded in 2013 in the form of American Depositary Receipts (“ADRs”) on the NYSE and, qualifying as a non-US issuer, Alumina Limited is allowed to follow home-country practice in lieu of the NYSE Listing Rules. However, the Company is required to meet NYSE rules on Audit Committee requirements and to disclose any significant way in which Alumina Limited’s corporate governance practices differ from those followed by US companies under the NYSE Listing Rules.
Delisting from the NYSE
The Board considered the benefits of remaining listed on the NYSE and concluded that the administrative costs and complexity associated with the NYSE listing appear disproportionate to the benefits derived. Shares held via ADRs represent 2.5 per cent of the issued capital of the Company and approximately 94 per cent of worldwide share trading volume occurs on Alumina Limited’s primary market (ASX). The Board decided to delist the Company from the NYSE. Alumina’s ADRs will continue to be traded on the over-the-counter (OTC) market in the USA. Alumina remains committed to its US investor base and will retain high standards of corporate governance required under the ASX and continue to provide comprehensive and transparent financial reporting.
SHARE ENQUIRIES
Investors seeking information about their Alumina Limited shareholding or dividends should contact:
Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne, Victoria 3001 Australia
Telephone
1300 556 050 (for callers within Australia)
+61 (0) 3 9415 4027 (for international callers)
Facsimile
(03) 9473 2500 (for callers within Australia)
+61 (0) 3 9473 2500 (for international callers)
Email web.queries@computershare.com.au
Please note that, when seeking information, shareholders will be required to provide their Shareholder Reference Number or Holder Identification Number, which is recorded on their shareholding statements.
AMERICAN DEPOSITARY RECEIPTS
Alumina Limited shares are traded on the OTC market as ADRs.
This facility enables American investors to conveniently hold and trade Alumina Limited securities. Each ADR represents four Alumina Limited shares. Investors seeking information about Alumina Limited’s ADRs should contact the Company’s depositary, The Bank of New York Mellon:
BNY Mellon Shareowner Services Telephone and Internet correspondence:
Toll free number (for callers within the USA)
1-888-BNY-ADRS (1-888-269-2377)
Telephone (for non-US callers) +1 201-680-6825 Website: www.bnymellon.com/shareowner Email: shrrelations@bnymellon.com
Shareowner correspondence should be mailed to:
BNY Mellon Shareowner Services P.O. Box 30170 College Station, TX 77842-3170
Overnight Shareowner correspondence should be mailed to:
211 Quality Circle, Suite 210 College Station, TX 77845 20

COMPARISON TO ASX CORPORATE GOVERNANCE COUNCIL’S CORPORATE GOVERNANCE PRINCIPLES AND RECOMMENDATIONS WITH 2010 AMENDMENTS (2ND EDITION)
RECOMMENDATION COMPLIANCE REFERENCE
PRINCIPLE 1 LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT
1.1 Companies should establish the functions reserved to the board and those delegated to senior executives and disclose those functions. Comply Page 11
1.2 Companies should disclose the process for evaluating the performance of senior executives. Comply Page 17
1.3 Companies should provide the information indicated in the Guide to reporting on Principle 1. Comply n/a
PRINCIPLE 2 STRUCTURE THE BOARD TO ADD VALUE
2.1 A majority of the board should be independent directors. Comply Page 15
2.2 The chair should be an independent director. Comply Page 15
2.3 The roles of chair and chief executive officer should not be exercised by the same individual. Comply Page 12
2.4 The board should establish a nomination committee. Comply Page 13
2.5 Companies should disclose the process for evaluating the performance of the board, its committees and individual directors. Comply Page 14
2.6 Companies should provide the information indicated in the Guide to reporting on Principle 2. Comply n/a
PRINCIPLE 3 PROMOTE ETHICAL AND RESPONSIBLE DECISION-MAKING
3.1 Companies should establish a code of conduct and disclose the code or a summary of the code as to: Comply Page 11 the practices necessary to maintain confidence in the company’s integrity;
the practices necessary to take into account their legal obligations and the reasonable expectations of their stakeholders; and
the responsibility and accountability of individuals for reporting and investigating reports of unethical practices.
3.2 Companies should establish a policy concerning diversity and disclose the policy or a summary of that policy. The policy should include requirements for the board to establish measurable objectives for achieving gender diversity for the board to assess annually both the objectives and progress in achieving them. Comply Page 16
3.3 Companies should disclose in each annual report the measurable objectives for achieving gender diversity set by the board in accordance with the diversity policy and progress towards achieving them.
Comply Page 16
3.4 Companies should disclose in each annual report the proportion of women employees in the whole organisation, women in senior executive positions and women on the board. Comply Page 16
3.5 Companies should provide the information indicated in the Guide to reporting on Principle 3. Comply n/a

RECOMMENDATION COMPLIANCE REFERENCE
PRINCIPLE 4 SAFEGUARD INTEGRITY IN FINANCIAL REPORTING
4.1 The board should establish an audit committee. Comply Page 13
4.2 The audit committee should be structured so that it: Comply Page 12 consists only of non-executive directors;
consists of a majority of independent directors;
is chaired by an independent chair, who is not chair of the board; and
has at least three members.
4.3 The audit committee should have a formal charter. Comply Page 12
4.4 Companies should provide the information indicated in the Guide to reporting on Principle 4. Comply n/a
PRINCIPLE 5 MAKE TIMELY AND BALANCED DISCLOSURE
5.1 Companies should establish written policies designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior executive level for that compliance and disclose those policies or a summary of those policies. Comply Page 18
5.2 Companies should provide the information indicated in the Guide to reporting on Principle 5. Comply n/a
PRINCIPLE 6 RESPECT THE RIGHTS OF SHAREHOLDERS
6.1 Companies should design a communications policy for promoting effective communication with shareholders and encouraging their participation at general meetings and disclose their policy or a summary of that policy. Comply Page 20
6.2 Companies should provide the information indicated in the Guide to reporting on Principle 6. Comply n/a
PRINCIPLE 7 RECOGNISE AND MANAGE RISK
7.1 Companies should establish policies for the oversight and management of material business risks and disclose a summary of those policies. Comply Page 18
7.2 The board should require management to design and implement the risk management and internal control system to manage the company’s material business risks and report to it on whether those risks are being managed effectively. The board should disclose that management has reported to it as to the effectiveness of the company’s management of its material business risks. Comply Page 19
7.3 The board should disclose whether it has received assurance from the chief executive officer (or equivalent) and the chief financial officer (or equivalent) that the declaration provided in accordance with section 295A of the Corporations Act is founded on a sound system of risk management and internal control and that the system is operating effectively in all material respects in relation to financial reporting risks. Comply Page 19
7.4 Companies should provide the information indicated in the Guide to reporting on Principle 7. Comply n/a
PRINCIPLE 8 REMUNERATE FAIRLY AND RESPONSIBLY
8.1 The board should establish a remuneration committee. Comply Page 13
8.2 The remuneration committee should be structured so that it: Comply Page 12 consists of a majority of independent directors;
is chaired by an independent chair; and
has at least three members.
8.3 Companies should clearly distinguish the structure of non-executive directors’ remuneration from that of executive directors and senior executives. Comply Page 37–63
8.4 Companies should provide the information indicated in the Guide to reporting on Principle 8. Comply n/a

DIRECTOR’S REPORT
The Directors present their report on the consolidated entity consisting of Alumina Limited (“the Company”) and the entities it controlled at the end of, or during, the year ended 31 December 2013 (the “Group”).
DIRECTORS
Unless otherwise indicated, the following persons were Directors of the Company during the whole of the financial year and up to the date of this report: G J Pizzey (Chairman) J Bevan (Chief Executive Officer – retired as Chief Executive Officer and Director 31 December 2013) P C Wasow (Chief Executive Officer from 1 January 2014 remained as Director) P A F Hay (retired 31 December 2013) E R Stein C Zeng (appointed 15 March 2013).
In addition, the following persons were appointed Directors of the Company since the end of the financial year and have remained Directors up to the date of this report: W P Day (appointed 1 January 2014) M P Ferraro (appointed 5 February 2014).
BOARD OF DIRECTORS
The Company’s Directors in office as at 31 December 2013 were:
MR G JOHN PIZZEY – B.E (Chem), Dip. Mgt. FTSE FAICD Independent Non-Executive Director and Chairman Mr Pizzey was elected a director of the Company on 8 June 2007. He is a Non-Executive Director of Orora Limited (appointed December 2013) and former Non-Executive Director and Chairman of Iluka Resources Ltd (appointed November 2005 and resigned December 2013) and a former Non-Executive director of Amcor Limited (appointed September 2003 and resigned December 2013). Mr Pizzey is a life governor of Ivanhoe Grammar School and a former chairman and director of the London Metal Exchange. He is a member of the Audit, Nomination and Compensation Committees and was Chair of the Audit Committee to 30 November 2011. Mr Pizzey brings extensive knowledge gained in over 33 years as an executive in the alumina and aluminium industries.

MR PETER A F HAY – LLB
Independent Non-Executive Director
Mr Hay was a Director of the Company since 11 December 2002 and resigned effective 31 December 2013. He is a Non-Executive Director of Australian and New Zealand Banking Group Limited (appointed November 2008), GUD Holdings Limited (appointed May 2009), Myer Holdings Limited (appointed February 2010), and former Chairman of the Advisory Board of Lazard in Australia (resigned October 2013). He is also a Director of Landcare Australia Limited and a former director of NBN Co Limited (resigned August 2012) and Epworth Foundation (retired October 2013). He is a former CEO of the law firm Freehills. He was a member of the Audit Committee, and Nomination Committee and Chair of the Compensation Committee. Mr Hay brought to the Board considerable legal experience and advisory skills particularly in relation to public company takeovers, corporate governance matters and risk management.
MS EMMA R STEIN – BSc (Physics) Hons, MBA, FAICD Independent Non-Executive Director
Ms Stein was elected as a director of the Company on 3 February 2011. Ms Stein is currently a Non-Executive Director of Diversified Utilities Energy Trust (appointed June 2004), Programmed Maintenance Services Ltd (appointed June 2010), and Transpacific Industries Group Ltd (appointed August 2011). She is a former Non-Executive Director of Transfield Services Infrastructure Fund (appointed October 2010 and resigned July 2011) and Clough Limited (appointed July 2008 and resigned December 2013). Formerly the UK Managing Director for French utility Gaz de France’s energy retailing operations, Ms Stein moved to Australia in 2003. Before joining Gaz de France she was UK Divisional Managing Director for British Fuels.
Ms Stein is a member of the Compensation Committee, Chair of the Audit Committee from 28 November 2013 to
31 December 2013, and Chair of the Nomination Committee since 3 March 2011. She has considerable experience with industrial customers, international energy and utilities markets and investments in long life assets and projects.
MR PETER C WASOW – BCom, GradDipMgmt, FCPA Managing Director and Chief Executive Officer (from 1 January 2014) (Non-Executive Director until 31 December 2013)
Mr Wasow was appointed an independent Non-Executive Director of the Company on 26 August 2011. He was appointed Managing Director and CEO effective from
1 January 2014. Prior to his appointment as CEO, Mr Wasow was a member of the Nomination Committee and Compensation Committee and a former member and Chair of the Audit Committee (December 2011 to November 2013). He is also a former Non-Executive Director of Murchison Metals Limited (appointed May 2011 and resigned February 2012). Mr Wasow served eight years at major Australian oil and gas producer Santos Limited from 2002 to 2010. Initially appointed as CFO, he assumed the additional role of Executive Vice President from 2008.
Prior to joining Santos in 2002, Mr Wasow held several senior roles over a 23 year career at BHP including Vice President of Finance.
Mr Wasow brings to the Board extensive financial skills and experience in the resource and energy industries.
MR JOHN BEVAN – BCom
Managing Director and Chief Executive Officer (up to 31 December 2013)
Mr Bevan was appointed as Managing Director and CEO on 16 June 2008 and retired effective 31 December 2013. He is currently a Non-Executive Director of Ansell Limited (appointed August 2012). Prior to commencing at the Company, Mr Bevan most recently held the position of Chief Executive of Process Gas Solutions at BOC Group Plc and was elected to the Board of Directors. He had a long career with the BOC Group Plc including a variety of management roles in Australia, Korea, Thailand and the UK before becoming Chief Executive of Asia in 2000. He was a director of BOC Plc in London from 2003–2007.
MR G JOHN PIZZEY MR PETER A F HAY MS EMMA R STEIN MR PETER C WASOW

MR CHEN ZENG – MIF Non-Executive Director
Mr Zeng was appointed as a Director of the Company on 15 March 2013.
Mr Zeng is the Vice Chairman and CEO of CITIC Resources Holdings Limited (a Hong Kong Stock Exchange listed company) and the Executive Chairman of its wholly-owned subsidiary CITIC Resources Australia Pty Ltd. Those companies are majority-owned subsidiaries of CITIC Group Corporation. Mr Zeng is also a Director of CITIC Dameng Holdings Limited and a former Director of Marathon Resources Limited (resigned 31 January 2014). Mr Zeng was a Director of Macarthur Coal Limited from 2007 to 2011. Mr Zeng has been a full time executive with CITIC Group Corporation for over 25 years. He has spent the majority of that time living and working in Australia. Accordingly, Mr Zeng has considerable knowledge of the Chinese market and a deep understanding of doing business in Australia. In addition, Directors of the Company appointed since 31 December 2013 and in office as at the date of this report were:
MR W PETER DAY – LLB (Hons), MBA, FCA, FCPA, FAICD Independent Non-Executive Director
Mr Day was appointed as a Director of the Company on 1 January 2014. He is a member of the Nomination and Compensation Committees and is Chair of the Audit Committee. Mr Day is also currently a Non-Executive Director of Ansell Limited (August 2007), SAI Global Limited (August 2008), Boart Longyear Limited (February 2014), and a former director of Federation Centres (October 2009 – Feburary 2014) and Orbital Corporation Limited (August 2007 – February 2014). Mr Day brings extensive experience in the resource, finance and manufacturing sectors, having held a number of senior positions with Bonlac Foods, Rio Tinto, CRA, Comalco and the Australian Securities and Investment Commission. He is a former CFO of Amcor Limited.
MR MICHAEL P FERRARO – LLB (Hons) Independent Non-Executive Director
Mr Ferraro was appointed a Non-Executive Director of the Company on 5 February 2014. He is currently joint head of the Corporate Group at Herbert Smith Freehills, a global law firm. He is also a member of their executive management team. Between 2008 and 2010, Mr Ferraro was Chief Legal Counsel at BHP Billiton Ltd.
Mr Ferraro has considerable experience in the resources sector and has 30 years of experience in joint ventures, mergers and acquisitions, fund raising, and regulatory issues across a wide range of sectors and countries. He also has considerable experience in the commercial and financing aspects of large transactions gained from four and half years in investment banking as a corporate adviser.
COMPANY SECRETARY
MR STEPHEN FOSTER – BCom LLB (Hons) GDipAppFin (Sec Inst) GradDip CSP, ACIS
General Counsel/Company Secretary
Mr Foster is responsible for legal, company secretarial, shareholder services, insurance and human resources. He has a wide range of legal and commercial experience gained over 25 years, more recently at Village Roadshow and WMC Limited, after working with the legal firm of Arthur Robinson & Hedderwicks (now Allens).
Details of the Company Secretary role are contained on page 17.
MEETINGS OF DIRECTORS
Particulars of the numbers of meetings of the Company’s Directors (including meetings of committees of Directors) during the financial year, and the number of those meetings attended by each Director (as applicable), are detailed on page 14.
MR JOHN BEVAN MR CHEN ZENG MR W PETER DAY MR MICHAEL P FERRARO 25

INTERESTS OF DIRECTORS
Particulars of relevant interests in shares in the Company or in any related body corporate held by the Directors of the Company as at the date of this report are set out on page 107. Particulars of rights or options over shares in the Company or in any related body corporate held by the Directors of the Company as at the date of this report are set out on page 106.
INSURANCE OF OFFICERS
During or since the end of the financial year, the Group has paid the premiums in respect of a contract to insure Directors and other officers of the Group against liabilities incurred in the performance of their duties on behalf of the Group.
The officers of the Group covered by the insurance policy include any natural person acting in the course of duties for the Group who is or was a Director, secretary or executive officer as well as senior and executive staff. The Company is prohibited, under the terms of the insurance contract, from disclosing details of the nature of liability insured against and the amount of the premium.
INDEMNITY OF OFFICERS
Rule 75 of the Company’s Constitution requires the Company to indemnify each officer of the Company (and, if the Board of the Company considers it appropriate, any officer of a wholly owned subsidiary of the Company) out of the assets of the Company against any liability incurred by the officer in or arising out of the conduct of the business of the Company or the relevant wholly-owned subsidiary or in or arising out of the discharge of the duties of the officer, where that liability is owed to a person other than the Company or a related body corporate of the Company.
This requirement does not apply to the extent that the liability arises out of conduct on the part of the officer which involved a lack of good faith, or to the extent that the Company is otherwise precluded by law from providing an indemnity. It also does not apply to the extent and for the amount that the officer is not otherwise entitled to be indemnified and is not actually indemnified by another person (such as an insurer under any insurance policy). Officer in this context means: a director, secretary, senior manager or employee; or a person appointed as a trustee by, or acting as a trustee at the request of, the Company or a wholly owned subsidiary of the Company, and includes a former officer. The Constitution also permits the Company, where the Board considers it appropriate, to enter into documentary indemnities in favour of such officers. The Company has entered into such Deeds of Indemnity with each of the Directors, which indemnify them consistently with rule 75 of the Constitution.
DIVIDENDS
Details of the dividends to members of the Company during the financial year are referred to in Note 9 of the Consolidated Financial Statements found on page 90.
PRINCIPAL ACTIVITIES
The principal activities of the Group relate to its 40 per cent interest in the series of operating entities forming Alcoa World Alumina and Chemicals (AWAC). AWAC has interests in bauxite mining, alumina refining, and aluminium smelting. There have been no significant changes in the nature of the principal activities of the Group during the financial year.
REVIEW OF OPERATIONS AND RESULTS
The financial results for the Group include the 12 month results of AWAC and associated corporate activities.
The Group’s net profit for the 2013 financial year attributable to members of the Company was US$0.5 million (2012: US$55.6 million loss).
The Group’s underlying earnings for 2013 were a loss of US$2.7 million (2012: US$62.0 million loss). For further information on the operations of the Group during the financial year and the results of these operations refer to Operating and Financial Review on pages 28 to 36 of this report.
MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR
Other than as reported in Note 29 of the Consolidated Financial Statements (refer to page 110), there are no significant matters or circumstances events that have arisen since the end of the financial year that have significantly affected, or may significantly affect, the Group’s operations, the results of those operations, or the Group’s state of affairs, in the financial years subsequent to the financial year ended 31 December 2013.
LIKELY DEVELOPMENTS
In the opinion of the Directors, it would prejudice the interests of the Group to provide additional information, except as reported in this Directors’ Report, relating to likely developments in the operations of the Group and expected results of those operations in the financial years subsequent to the financial year ended 31 December 2013.
ENVIRONMENTAL REGULATION
AWAC’s Australian operations are subject to various Commonwealth and state laws governing the protection of the environment in areas such as air and water quality, waste emission and disposal, environmental impact assessments, mine rehabilitation, and access to and use of ground water. In particular, most operations are required to be licensed to conduct certain activities under the environmental protection legislation of the state in which they operate, and such licences include requirements specific to the subject site.
ROUNDING OF AMOUNTS
The Company is of a kind referred to in the Australian Securities and Investments Commission Class Order 98/100. Amounts shown in the Financial Report and this Directors’ Report have been rounded off to the nearest hundred thousand dollars, except where otherwise required, in accordance with that Class Order.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

There have been no significant changes in the state of affairs of the Group during the financial year.

AUDITOR

PricewaterhouseCoopers continues in office, in accordance with the *Corporations Act 2001*.

A copy of the Auditor's Independence Declaration as required under section 307C of the *Corporations Act 2001* is set out on page 64 of this Report.

NON-AUDIT SERVICES

The Group may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor's expertise and experience with the Company and/or the Group are important. Details of the amounts paid or payable to the auditor (PricewaterhouseCoopers) for audit and non-audit services provided by (or on behalf of) the auditor and its related practices during the year are set out below.

The Board of Directors has considered the position and, in accordance with advice received from the Audit Committee, is satisfied that the provision of non-audit services during the financial year by (or on behalf of) the auditor and its related practices, as set out below is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The Directors are satisfied that the provision of those non-audit services did not compromise the auditor independence requirements of the *Corporations Act 2001* for the following reasons:

- All non-audit services have been reviewed by the Audit Committee to ensure they do not impact the impartiality and objectivity of the auditor
- None of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants.

During the financial year the following fees were paid or payable for services provided by (or on behalf of) the auditor of the parent entity, and its related practices:

	CONSOLIDATED ENTITY US$ THOUSAND	
	2013	2012
PricewaterhouseCoopers Australia:		
Audit and review of the financial reports	726	865
Other assurance services	116	4
Related practices of PricewaterhouseCoopers Australia:		
Overseas taxation services	16	16
Total	**858**	**885**

This report is made in accordance with a resolution of the Directors.

JOHN PIZZEY
Chairman
7 March 2014

27

OPERATING AND FINANCIAL REVIEW
CONTENTS
Note regarding non-IFRS financial information
The Operating and Financial Review contains certain non-IFRS financial information. This information is presented to assist in making appropriate comparisons with prior year periods and to assess the operating performance of the business.
AWAC’s financial information, except as stated below, is extracted from audited financial statements prepared in conformity with accounting principles generally accepted in the United States of America.
29 1. STRATEGY AND BUSINESS MODEL
30 2. PRINCIPAL RISKS
31 3. REVIEW OF AWAC OPERATIONS
32 4. AWAC FINANCIAL REVIEW
33 5. ALUMINA LIMITED FINANCIAL REVIEW
35 6. MARKET OUTLOOK AND GUIDANCE

1. STRATEGY AND BUSINESS MODEL

Business Model

Alumina Limited's sole business undertaking is in the global alumina and aluminium industry, which it conducts primarily through bauxite mining and alumina refining, with some minor alumina based chemicals businesses, aluminium smelting and the marketing of those products. All of those business activities are conducted through its 40% investment in Alcoa World Alumina & Chemicals (AWAC).

Alumina Limited's net profit/(loss) is principally comprised of a return on its equity investment, and revenues are limited to small amounts of interest income and occasional one-off revenues.

AWAC was formed on 1 January 1995 by Alumina Limited and Alcoa Inc ("Alcoa") combining their respective global bauxite, alumina and alumina-based chemicals business and investments and their respective aluminium smelting operations in Australia. AWAC is the world's largest producer of alumina and mining of bauxite. Alumina's partner in AWAC is Alcoa, who owns the remaining 60% and manages the day-to-day operations.

This partnership provides investors with a direct investment in the alumina industry.

The Strategic Council is the principal forum for Alcoa and Alumina Limited to provide direction and counsel to the AWAC entities in respect of strategic and policy matters. The Alcoa and Alumina Limited representatives on the Boards of the AWAC entities are required, subject to their general fiduciary duties, to carry out the directions and the decisions of the Strategic Council. The Strategic Council has five members, three appointed by Alcoa (of which one is Chairman) and two by Alumina Limited (of which one is the Deputy Chairman). Decisions are made by majority vote except for matters which require a "super majority" vote, which is a vote of 80% of the members appointed to the Strategic Council.

The following decisions require a super majority vote:

- change of the scope of AWAC;
- change in the minimum 30% dividend policy;
- sale of all or a majority of the assets of AWAC;
- equity calls on behalf of AWAC totalling, in any one year, in excess of $1 billion; and
- loans to Alcoa, Alumina Limited or their affiliates by AWAC entities (including loans between AWAC entities).

Under the general direction of the Strategic Council, Alcoa is the "industrial leader" and provides the operating management of AWAC and of all affiliated operating entities within AWAC.

Alumina Limited is entitled to representation in proportion to its ownership interest on the Board of each entity in the AWAC structure currently represented on Alcoa of Australia Ltd (AofA) and Alcoa World Alumina Brazil Ltda (AWA Brazil). In addition to the Strategic Council meetings, Alumina Limited's management and Board visit and review AWAC's operations each year.

Subject to the provisions of the AWAC agreements, AWAC is the exclusive vehicle for the pursuit of Alumina Limited's and Alcoa's (and their related corporations as defined) interests in the bauxite, alumina and inorganic industrial chemicals businesses, and neither party can compete with AWAC so long as they maintain an ownership interest in AWAC. In addition, Alumina Limited may not compete with the businesses of the integrated operations of AWAC (being the primary aluminium smelting and fabricating facilities and certain ancillary facilities that existed at the formation of AWAC).

ALCOA WORLD ALUMINA & CHEMICALS

Bauxite Mines	Alumina Refineries	Aluminium Smelters	Alumina Chemicals	Shipping Operations
Australia Darling Ranges **Brazil** Trombetas (MRN) (9.6%) & Juruti **Guinea** Sangaredi (23%) **Jamaica** Manchester Plateau (55%) **Suriname** District of Para and Marowijne **Saudi Arabia** Ma'aden being developed (25.1%)	**Australia** Kwinana, Pinjarra & Wagerup **Brazil** Sao Luis (Alumar) (39%) **Jamaica** Jamalco (55%) **Spain** San Ciprian **Suriname** Suralco **USA** Point Comfort **Saudi Arabia** Ma'aden being developed (25.1%)	**Australia** Point Henry & Portland (55%)	**Australia** Kwinana **Spain** San Ciprian **USA** Point Comfort	

ALL OPERATIONS 100% OWNED, UNLESS OTHERWISE INDICATED

29

Strategy Analysis
AWAC is primarily focused on bauxite and alumina, and this is the key investment concern of Alumina Limited. That is, to invest in long-life, low cost bauxite and alumina assets through AWAC, and preferably those that are large and able to be expanded.
Alumina Limited and Alcoa are different companies with different shareholders and different governance requirements. While AWAC is governed by constitutional documents, in a practical sense, the reconciliation of the differing interests requires challenge, debate and negotiation. To do this well, Alumina Limited has an independent understanding of the alumina and aluminium market and views on the impact of changes in the market, in particular around capacity investment, pricing and the development of the Chinese industry. Through the role of Alumina Limited representatives on the Strategic Council and AWAC entity Boards and working with Alcoa, Alumina Limited contributes to the strategic and high level commercial actions and improvement of AWAC.
2. PRINCIPAL RISKS
The risk management processes are summarised in the Corporate Governance Statement on pages 18 and 19. Alumina Limited’s risk management framework provides for the production of a Group risk matrix, which sets out Alumina Limited’s most significant risks and the steps taken to mitigate those risks. These risks are rated on the basis of their potential impact on the current operations and profitability and/or the long term value of the Group. Set out below are some of the key risks faced by Alumina Limited. However, there are other risks not listed below associated with an investment in Alumina Limited.
Movements in the market prices of aluminium and alumina - AWAC’s, and hence Alumina Limited’s, performance is dependent on the market prices of alumina and aluminium, which are affected by numerous factors outside Alumina Limited’s control. These include the overall performance of world economies, the related cyclicality of industries that are significant consumers of aluminium and movement in production capacity (whether as a result of changes to production levels at existing facilities or the development of new facilities). A fall in the market prices of alumina and aluminium can adversely affect Alumina Limited’s financial performance. AWAC and Alumina Limited generally do not undertake hedging to manage this price risk.
Fluctuations in exchange rates - while a significant proportion of AWAC’s costs are incurred in Australian dollars, its sales are denominated in US dollars. Accordingly, AWAC and Alumina’s Limited’s future profitability can be adversely affected by a strengthening of the Australian dollar against the US dollar and a strengthening against the US dollar of other currencies in which operating or capital costs are incurred by AWAC outside Australia, including the Brazilian Reais. AWAC and Alumina Limited generally do not undertake hedging to manage this risk.
Increase in AWAC’s production costs or a decrease in production - AWAC’s operations are subject to conditions beyond its control that may increase its costs or decrease its production, including increases in the cost of key inputs (including energy, raw materials (including caustic soda), labour and freight), the non availability of key inputs, weather and natural disasters, fires or explosions at facilities, unexpected maintenance or technical problems, key equipment failures, disruptions to or other problems with infrastructure, and supply disruptions. In addition, industrial disruptions, work stoppages, refurbishments and accidents at operations may adversely affect profitability. Some cost inputs are subject to term contracts to increase the certainty of input pricing. AWAC’s operating and maintenance systems and business continuity planning seek to minimise the impact of non-availability of key inputs.
AWAC structure - Alumina Limited does not hold a majority interest in AWAC, and decisions made by majority vote may not be in the best interests of Alumina Limited. Other than certain key decisions which require Alumina Limited’s consent, AWAC’s decisions are by majority vote. Alcoa Inc has a 60% interest in AWAC and has the majority vote.
Increase in the capital costs of AWAC’s capital projects - a significant increase in the capital costs associated with AWAC’s capital projects and operations and delays in the commencement of those projects would impact Alumina Limited’s profitability. The contracting structure for AWAC capital projects varies, but may be such that the amount of some elements of capital costs are agreed at project commencement.
Greenhouse gas emission regulation - energy, specifically electricity, is a significant input in a number of AWAC’s operations, making it an emitter of greenhouse gases. The introduction of regulatory change by governments in response to greenhouse gas emissions may represent an increased cost to AWAC and may affect Alumina Limited’s profitability.
Political, legal and regulatory impacts - AWAC and Alumina Limited operate across a broad range of legal, regulatory or political systems. The profitability of those operations may be adversely impacted by changes in the regulatory regimes. AWAC and Alumina Limited’s financial results could be affected by new or increasingly stringent laws, regulatory requirements or interpretations, or outcomes of significant legal proceedings or investigations adverse to AWAC or Alumina Limited. This may include a change in effective tax rates or becoming subject to unexpected or rising costs associated with business operations or provision of health or welfare benefits to employees, regulations or policies. AWAC is also subject to a variety of legal compliance risks. These risks include, among other things, potential claims relating to product liability, health and safety, environmental matters, intellectual property, rights, government contracts, taxes, and compliance with US and foreign export laws, anti bribery laws, competition laws and sales and trading practices. Failure to comply with the laws regulating AWAC’s businesses may result in sanctions, such as fines or orders requiring positive action by AWAC, which may involve capital expenditure or the removal of licences and/ or the curtailment of operations. This relates particularly to environmental regulations. Alumina Limited and AWAC undertake a variety of compliance training and governance functions to mitigate these risks.

Closure/impairment of assets - Alumina Limited may be required to record impairment charges as a result of adverse developments in the recoverable values of its assets (including goodwill recorded by AWAC). To the extent that the recoverable value of an asset is impaired, such impairment may negatively impact Alumina Limited’s profitability during the relevant period. Closure, curtailment or sale of AWAC’s operations may result in an impairment being incurred as a result of the carrying value of an asset exceeding its recoverable value and redundancy costs.
Customer risks - AWAC’s relationships with key customers for the supply of alumina (including Alcoa) are important to AWAC’s financial performance. The loss of key customers or changes to sales agreement could adversely affect AWAC’s and Alumina’s financial performance.
Debt refinancing - Alumina Limited’s ability to refinance its debt on favourable terms as it becomes due or to repay the debt, its ability to raise further finance on favourable terms, and its borrowing costs, will depend upon a number of factors, including AWAC’s operating performance, general economic conditions, political, capital and credit market conditions, external credit ratings and the reputation, performance and financial strength of Alumina Limited’s business. If a number of the risks outlined in this section eventuate (including the cyclicality of the alumina industry and adverse movements in the market prices of aluminium and alumina) and Alumina Limited’s operating performance, external credit rating or profitability is negatively impacted as a result of these risks, there is a risk that Alumina Limited may not be able to refinance any expiring debt facilities or the costs of refinancing its debt may increase substantially.
3 . REVIEW OF AWAC OPERATIONS
Bauxite mines Refineries Smelters Location
San Ciprian
Ma’aden
Guinea
Point Comfort
Jamalco
Suralco
San Luis
Trombetas
Juruti
Kwinana
Huntly
Pinjarra
Willowdale
Wagerup
Portland Point Henry
Mining
AWAC owns, or partly owns, bauxite mines operating in six countries, meeting the production needs of the AWAC refineries, and also supplying third party refineries.
Mine costs per tonne were generally lower than 2012 levels, with the exception of Australia and Suriname. Costs increases in Suriname were associated with a new mining site.
Work continued on moving the crusher facility at the Huntly mine in Australia, which increased costs during 2013. This is a significant project to improve mine productivity, occurring every eight to ten years and is expected to be completed by mid-2015.
Refining
Production of alumina increased by 0.2 million tonnes to 15.8 million tonnes in 2013. The Point Comfort refinery contributed most of this growth reflecting its improved stability.
Alumina shipments were 16.1 million tonnes in 2013,
0.5 million tonnes higher than 2012 largely as a result of a catch up on delayed December 2012 shipments, increased production and a reduction of historical levels of inventory.
Production change by Region (kt)
63 15,809
199
15,558 (6) (45) 33 7
2012 Australia Suriname Jamaica Brazil United States Spain 2013
Approximately 54% of third party smelter grade alumina shipments were priced on spot or alumina indexed basis in 2013 compared to approximately 35% for 2012.

AWAC pricing transition


85%
15%
65%
35%
46%
54%
35%
65%
2011
2012
2013
2014F

Portion of AWAC SGA shipments on LME/other pricing basis
Portion of AWAC SGA shipments on alumina spot or index pricing basis

Revenue per tonne from smelter grade alumina sales priced by reference to indices and spot continued to be higher than the legacy LME linked contracts. The average three-month LME aluminium price, determined on a two-month lag basis, declined by 6% compared to 2012 whereas average alumina price index FOB Australia (one-month lag) increased by 3%.

The net result was that average realised alumina prices were marginally lower than 2012.

The EBITDA margin was $45 per tonne produced in 2013, higher than in 2012 by $14 per tonne. Increased margins were a result of lower production costs and higher shipments. The cash cost per tonne of alumina produced declined continuously during 2013, resulting in 2013 average cash cost per tonne decreasing by 5.5% from the 2012 average. The decrease reflects productivity initiatives and efforts to create more stable operating conditions to avoid costs associated with production disruptions. In addition, the Australian dollar and Brazilian Reais weakened against the US dollar, providing significant currency benefits.

AWAC cash cost of alumina production per tonne (basic units)


100.0
(1.9)
(0.8)
0.2
(2.9)
94.5
2012 Cash CAP
Energy
Caustic
Bauxite
Conversion
2013 Cash CAP

Ma'aden Investment

The AWAC (25.1%) and Saudi Arabian Mining Company (74.9%) joint venture ("Ma'aden") was created for the construction of a 4.0 million tonnes per annum capacity mine and a 1.8 million tonnes per annum capacity refinery at Ras Al Khair in Saudi Arabia. This is AWAC's major growth project which will assist AWAC in further reducing its low refinery cash cost position, and is due to come on stream in the fourth quarter of 2014.

As at December 2013, the refinery is approximately 77% complete and the mine is approximately 52% complete.

During 2013, Alumina Limited contributed $12 million of equity capital to the joint venture and received $3 million as a return of equity.

Smelting

AWAC produces aluminium at two smelters in Australia. Production of approximately 354,000 tonnes in 2013 was lower compared to 2012, largely due to the Anglesea power station maintenance.

The Anglesea power station (owned by Alcoa of Australia) provides approximately 40% of the electricity needs for the Point Henry smelter. Statutory maintenance of the power station is required every four years and occurred during 2013. The maintenance costs incurred and additional standby power consumed at Point Henry had a $32 million negative impact on 2013 AWAC's results on a pre-tax basis.

On 18 February 2014 Alcoa Inc announced the permanent closure of the Point Henry aluminium smelter. For further details refer Note 29 of the Consolidated Financial Statements.

4. AWAC FINANCIAL REVIEW

AWAC PROFIT AND LOSS (US GAAP)

	2013 US$m	2012 US$m
Sales revenue	3,770.8	3,645.0
Related party revenue	2,113.8	2,170.3
Total Revenue	5,884.6	5,815.3
COGS and operating expenses	(5,088.9)	(5,284.8)
Selling, Admin, R&D	(123.2)	(132.9)
Net interest	(6.8)	(2.2)
Depreciation and Amortisation	(447.1)	(478.9)
Restructuring & Other	(403.7)	(62.1)
Total Expenses	(6,069.7)	(5,960.9)
Loss before tax	(185.1)	(145.6)
Income tax (charge)/credit	(63.6)	53.7
Net loss after tax	(248.7)	(91.9)
EBITDA[1]	268.8	335.5

[1] Earnings before interest, tax, depreciation and amortisation consistent with previous periods.

2013 restructuring and other charges includes Alba settlement payments and costs of $384.0 million compared to $85.0 million in 2012. EBIDTA increased by $232.3 million (excluding impact of the Alba Proceeding and Government investigations) compared to 2012. EBITDA per tonne produced of alumina increased to $45/t in 2013 compared to $31/t in 2012.

Approximately 54% of third party smelter grade alumina shipments were priced on spot or alumina indexed basis compared to approximately 35% for 2012. Revenue per tonne from alumina sales priced by reference to indices and spot continued to be higher than legacy LME-linked contracts.

The cash cost of alumina production per tonne decreased by 5.5% compared to the corresponding period. Despite the increase in alumina production by 0.2 million tonnes, total cost of goods sold and operating expenses declined by $195.9 million compared to 2012 reflecting the benefit of stronger US dollar, productivity initiatives and cost control.

32

AWAC CASH FLOW (US GAAP)		
	2013 US$m	2012 US$m
Net loss	(248.7)	(91.9)
Depreciation	447.1	478.9
(Increase) decrease in receivables	(145.9)	80.6
Decrease (increase) in inventories	61.6	(22.0)
(Decrease) increase in accounts payable and accrued expenses	25.9	(42.8)
Other	516.0	(160.9)
Cash from operations	656.0	241.9
Capital expenditure	(322.6)	(375.3)
Free cash flow[1]	333.4	(133.4)

[1] Free cash flow defined as cash from operations less capital expenditure.

Cash from operations (CFO) increased to $656.0 million compared to $241.9 million in 2012, due to improved operating performance and working capital management, despite higher expenditure relating to mining and the Anglesea power station maintenance. Capital expenditure totalled $322.6 million, 14.0% lower than 2012.

Sustaining capital expenditure was $293.1 million, the majority of which was incurred in Australia. The Australian expenditure included the relocation of the crusher facilities at the Huntly mine.

Growth capital expenditure mainly related to completion works of the Juruti mine infrastructure in Brazil.

The net $9 million equity contributions to the Ma'aden mine and refinery joint venture in Saudi Arabia is not included within growth capital expenditure.

AWAC BALANCE SHEET (US GAAP)		
	2013 US$m	2012 US$m
Cash, cash equivalents	189.5	126.0
Receivables	541.5	457.6
Related party note receivable	91.5	88.7
Inventories	671.2	808.0
Property plant & equipment	5,938.3	6,909.2
Other assets	2,640.5	3,028.5
Total Assets	10,072.5	11,418.0
Short term borrowings	59.0	44.1
Payables	881.8	841.0
Taxes payable and deferred	424.4	398.6
Capital lease obligations & long term debt	116.9	94.2
Other liabilities	1,728.7	1,796.4
Total Liabilities	3,210.8	3,174.3
Equity	6,861.7	8,243.7

AWAC improved its cash holdings mainly through increased cash from operations predominately in Australia and Brazil.

Property, Plant and Equipment decreased mainly due to the strengthening US dollar against the Australian dollar and Brazilian Reais.

AWAC continued to operate with minimal borrowings.

5. ALUMINA LIMITED FINANCIAL REVIEW

Alumina Limited Key Financial Information		
	2013	2012
Net profit/(loss) after tax US$m	0.5	(55.6)
Underlying loss US$m[1]	(2.7)	(62.0)
Legal matters of Associate included in underlying loss US$m[2]	16.5	34.0
Average AUD/USD	0.97	1.04
Net Debt US$m	135.2	664.4
Gearing[3]	4.6%	20.1%
EPS (US cps)	0.02	(2.3)
Underlying EPS (US cps)	(0.1)	(2.5)
Return on Equity (ROE)[4]	0.02%	(2.0)%
ROE based on underlying earnings	(0.1)%	(2.2)%
Total dividend declared	Nil	Nil

[1] Underlying earnings are calculated by excluding the impact of fair value movements for embedded derivatives contained in AWAC energy contracts that are linked to the LME price of aluminium. Calculation of underlying earnings is undertaken on a consistent basis with previous years.

[2] Alba Civil Settlement and Government Investigations are legal matters that commenced in February 2008 and were concluded in January 2014. The impact of these legal matters was reflected in AWAC's performance as Alcoa Inc made progress in their resolution. Inclusion of these matters in AWAC's performance has negatively impacted the Company's result over a number of reporting periods. Refer to Note 5 and Note 12 of the Consolidated Financial Statements for further details.

[3] Calculated as (debt – cash) / (debt + equity).

[4] Calculated as net profit/(loss) after tax / average net assets.

33

ALUMINA LIMITED PROFIT AND LOSS

	2013 US$m	2012 US$m
Revenue from continuing operations	0.3	0.1
Other Income[1]	137.1	–
General and administrative expenses	(17.2)	(19.0)
Change in fair value of derivatives/foreign exchange gains	3.0	0.6
Finance costs	(25.3)	(29.4)
Share of net loss of associates accounted for using the equity method	(97.4)	(7.5)
Profit/(loss) before income tax	0.5	(55.2)
Income tax expense from continuing operations	–	(0.4)
Profit/(loss) for the year	0.5	(55.6)
Equity share of AWAC embedded derivatives	(3.2)	(6.4)
Underlying loss for the year	(2.7)	(62.0)

[1] Alumina Limited had recognised the effect of the agreement with Alcoa Inc by posting $137.1 million (representing 25% of the total Alba settlement payments and costs of $548.5 million) as an other asset with the corresponding credit recognised in the Profit or Loss as other income. Refer to Note 5 and Note 12 of the Consolidated Financial Statements for further details.

Net profit after tax was $0.5 million compared to a loss of $55.6 million in 2012. Most of Alumina Limited's general and administrative costs are incurred in Australian dollars. The decrease in these costs is primarily due to lower expenditure, rather than currency fluctuations.

Finance costs decreased to $25.3 million from $29.4 million in 2012 due to lower average net borrowings offset by the write off of unamortised establishment fees relating to the bank facilities that were terminated during 2013.

Note on calculation of underlying earnings

Alumina Limited shows underlying earnings in addition to profit after tax to provide a better understanding of the performance of the underlying operations. Underlying earnings are calculated by excluding the impact of fair value movements for embedded derivatives contained in AWAC energy contracts that are linked to the LME price of aluminium. Calculation of underlying earnings is undertaken on a consistent basis with previous years.

In 2013, the revaluation of the embedded derivates increased Alumina Limited's net profit after tax by $3.2 million.

34

ALUMINA LIMITED CASH FLOW

	2013 US$m	2012 US$m
Dividends received	100.0	86.0
Distributions received	7.3	9.1
Finance costs paid	(25.5)	(28.2)
Payments to suppliers and employees	(14.7)	(18.9)
GST refund, interest received & other	0.4	0.6
Cash from operations	67.5	48.6
Net payments for investment in associates	(9.0)	(171.0)
Free cash flow[1]	58.5	(122.4)

[1] Free cash flow defined as cash from operations less net investments in associates.

Alumina Limited's cash receipts from operations principally comprise the dividends received from AWAC entities. Fully franked dividends of $100.0 million were received during 2012 ($86.0 million on 2012).

Net payments for investments in associates related to the Ma'aden joint venture. Net payments in 2012 related to Ma'aden, the Juruti mine in Brazil and working capital contributions for AWAC entities.

ALUMINA LIMITED BALANCE SHEET

	2013 US$m	2012 US$m
Cash and equivalents	24.0	10.1
Investments	2,798.9	3,296.1
Other assets	141.1	5.2
Total Assets	2,964.0	3,311.4
Payables	3.9	2.7
Interest bearing liabilities – current	50.6	52.0
Interest bearing liabilities – non-current	108.6	622.5
Other liabilities	7.5	5.7
Total Liabilities	170.6	682.9
Net Assets	2,793.4	2,628.5

During February 2013, Alumina Limited issued 366,029,428 fully paid ordinary shares to CITIC Resources Australia Pty Ltd and Bestbuy Overseas Co Ltd, which raised approximately $467 million (A$452 million). These funds were primarily used to repay drawn debt.

As at 31 December 2013, Alumina Limited's net assets increased by $164.9 million from 31 December 2012. The $515 million reduction in net interest bearing liabilities and the increase in other assets by $136 million more than offset the decrease in investments of $497 million which was predominately due to foreign currency translation.

Net Debt Changes (US$m)
664 (107)
(467)
41 9(5) 135
Net debt 31/12/12
AWAC dividends & distributions
Placement
AWC Corp Costs & Finance Costs
Net Investments in AWAC
Exchange Rate Effect
Net debt 31/12/13
Alumina Limited’s net debt as at 31 December 2013 was $135.2 million, down from $664.4 million as at 31 December 2012. Gearing decreased to 4.6% from 20.1% as at 31 December 2012.
During December 2013, Alumina Limited terminated $695 million of bank facilities and negotiated a new $300 million multi tranche syndicated bank facility with improved terms. During 2013, Alumina Limited also established an additional debt capital market issuing option, providing further diversification of funding sources. Alumina Limited’s undrawn committed financing facilities amounted to $320 million as at 31 December 2013, an increase of $65 million from 31 December 2012.
Alumina Limited has a fully drawn debt facility from the Brazil National Development Bank (“BNDES”). This facility amortises at approximately $51 million per annum. Amounts outstanding at 31 December 2013 under the BNDES loan were $129.2 million. Excluding the BNDES amortisation, there is no debt maturing in 2014, with the $350 million of committed bank facilities expiring as follows:
- $150 million in 2015 (no amounts drawn under these facilities as at 31 December 2013)
- $50 million in 2016 (drawn to $30 million)
- $150 million in 2017 (no amounts drawn under these facilities as at 31 December 2013) Current liabilities include $50.6 million of repayments on the facility from the BNDES that are due before 31 December 2014. Current liabilities of $61.4 million exceed current assets of $47.8 million. However, the Directors have concluded that the liabilities will be met using available cash and undrawn committed facilities whose maturities extend beyond 31 December 2014.
6. MARKET OUTLOOK AND GUIDANCE
Market Outlook
During 2013, global consumption of aluminium is estimated to have increased by 5.3% on 2012 and is expected to increase in 2014 by approximately 6% driven by the construction, transport and packaging sectors. China should again lead the world in terms of alumina demand growth, with India and the Middle East contributing significantly as smelters such as Ma’aden and Emal II ramp up.
Whilst demand for aluminium and hence alumina is robust compared to other commodities, realised smelter grade alumina prices were almost flat in 2013 against 2012, with a lower LME price offset by the rise in spot. There were a number of announcements in 2013 of smelter curtailments by producers such as Alcoa Inc and Rusal and closures which were not matched by rationalisation in refining adding to the oversupply of alumina. Further smelter production cuts have been announced and more are expected in the high cost regions as capacity is added in Asia and the Middle East. Some market commentators expect that aluminium regional premiums will fall after changes to the LME warehousing rules take effect. The new rules are to reduce the length of outbound queues to 50 days, with the expected outcome of this measure being an eventual positive impact on the LME aluminium price. After premiums fell following the LME’s announcement in 2013, premiums recovered and remain well bid reflecting tight demand/supply conditions for the metal; availability of non-LME warehouses to store any metal exiting LME warehouses; and attractive contango, interest rates and net warehouse rentals which are likely to remain at least for the first half of 2014.
Australian FOB spot prices for alumina declined since the early part of 2013, reflecting depressed aluminium LME prices, lower imports into China, lower imports into India as the Lanjigarh refinery restarted and increased Atlantic cargoes being offered at a discount to Pacific buyers. However, Australian spot prices as a percentage of aluminium LME prices increased to over 18%. The oversupply of alumina could be lower following the closure of Gove refinery and likely delays in new alumina capacity coming on stream. it is also anticipated that there will be higher costs such as bauxite from marginal producers, which may impact on spot prices, and a gradual improvement in aluminium LME prices. AWAC should benefit from a higher proportion of its third party sales of smelter grade alumina on a spot/index basis (increasing approximately from 54% to 65% in 2014). Globally, the 2013 alumina market was in a surplus, and this is expected to be the case for 2014, subject to potential bauxite supply constraints and potential high-cost alumina curtailments. Further aluminium production cuts are likely which may not be immediately matched by alumina production curtailments.

Indonesia is China’s largest supplier of imported bauxite. On 12 January 2014 the Indonesia export ban of unprocessed ores came into effect which will disrupt bauxite exports to China. This ban is unlikely to affect 2014 production of alumina in the first half in China because of the significant stockpiling of bauxite leading up to the ban, with levels reportedly of at least six months. However, production expansion of alumina in the Shandong province of China has been tapering reflecting in part the increasing cost of imported bauxite. Consumers of domestic bauxite are also experiencing higher costs due to diminishing quality issues. In addition, the recent Third Party Plenum included further Chinese market liberalisation of process inputs such as electricity and water which could lead to higher production costs. Longstanding alternative technologies such as coal fly ash and red mud sintering have so far not proven to be economically viable substitutes for the traditional Bayer processing of smelter grade alumina. AWAC benefits from being one of the world’s lowest cost producers of alumina. The most significant supply-side news during 2013 which could contribute towards partially offsetting the expected long position in 2014 was the announcement by Rio Tinto to shut down the Gove alumina refinery in the Northern Territory of Australia by the middle of 2014, representing production capacity of 2.7 million tonnes per annum. However, Gove bauxite is likely to be offered to refineries in China (possibly displacing some Indonesian bauxite). Beyond 2014, however, if the Indonesian ban remains in place, it is not clear from where China will source its growing imported bauxite needs nor at what cost. In the medium term, given the gap between current alumina prices and the construction incentive price, there appear to be insufficient alumina expansion projects outside of China to match expected low cost smelter expansions. So as demand for alumina increases, alumina supply could tighten significantly (or go into deficit in several years’ time).
AWAC Guidance
The following 2014 guidance is provided to assist the understanding of the sensitivity of AWAC results to key external factors. The guidance cannot be expected to be predictive of exact results; rather it provides direction and approximate quantum of the impact on profit before tax of movements around a given base figure. Actual results will vary from those computed using the guidance. Guidance is not linear, hence significant movement away from the base rates used may result in different sensitivities. No attempt has been made to correlate sensitivity to one element of the guidance with movements in other elements of the guidance.
Item 2014 Guidance
Production - alumina Approximately 16.0 million tonnes
Production - aluminium1 Approximately 359,000 tonnes
Australian $ Sensitivity: +1¢ in USD/AUD Approximately -$30 million profit before tax
Approximately -$1.40/t alumina EBITDA
Brazilian $ Sensitivity: +1¢ in BRL/USD Approximately +$3 million profit before tax
Approximately $0.10/t alumina EBITDA
Third party smelter grade alumina shipments expected to be based on alumina price indices or spot2 Approximately 65% for the year
AWAC sustaining capital expenditure Approximately $240 million
AWAC growth capital expenditure3 Approximately $25 million
1 Before taking into account closure of Point Henry.
2 AWAC commenced 2014 with approximately 54% of its third party smelter grade alumina sales volume based on alumina price indices or available for spot sales.
3 Does not include investment in the Ma’aden growth project.
The Ma’aden joint venture in Saudi Arabia (1.8 million tonnes of which AWAC has 25.1%) is forecast to produce alumina in the fourth quarter of 2014 and is expected to be a first quartile producer and bring AWAC down the world refining cash cost curve. By 2015, AWAC is expected to start receiving the operating cost benefits of a conversion of the San Ciprian refinery from oil to gas. In 2014 AWAC will consider the possible sale of non-core assets.
ALUMINA LIMITED GUIDANCE
The financial results of Alumina Limited are dependent upon AWAC’s operational performance and profitability, and the ability of Alumina Limited to influence the performance of AWAC to ensure that the Company’s interests are protected. Alumina Limited’s objectives are to achieve the position where AWAC is sustainable in the long term, that it has adequate governance procedures in place, and that long term capital allocation is implemented to maximise AWAC’s returns. Whilst there isn’t an agreement for dividends as there was in 2013, Alumina Limited’s expectations for 2014 are that total receipts by Alumina Limited will not be significantly different to 2013. However, this is subject to market conditions. The closure of Point Henry should not affect this expectation. In 2014, Alumina Limited expects to make a further contribution of $29 million in relation to the Ma’aden joint venture, and anticipates there may be equity calls for the San Ciprian refinery’s energy conversion and working capital support.

REMUNERATION REPORT
LETTER FROM CHAIR OF COMPENSATION COMMITTEE
I am pleased to present Alumina Limited’s Remuneration Report for 2013.
At the 2013 AGM, we received a “first strike” under the new executive remuneration laws, which are detailed later. (50.1% of votes cast were against adoption of the report.) In 2013 continued poor market conditions and a high Australian dollar led to poor financial results. At the same time, those conditions meant that our executives were challenged to deliver outcomes that are good for the Company and for our shareholders. Without doubt, their jobs are difficult in an industry down-cycle. From a remuneration perspective, the Board is keenly aware of the need to get the balance right. In 2013, changes were made to the Company’s remuneration policies. Remuneration for the incoming CEO has been structured with a much lower Short-term incentive (STI) opportunity than that of his predecessor. In 2013 Alumina maintained its discipline of not paying the Corporate element of the STI scheme to any senior executive because of the financial result and no dividend being declared. CEO total remuneration generally reflects the 25th percentile against two different but relevant peer groups. STI payments in 2013 are lower than those of 2012, by circa 40%.
ALUMINA LIMITED’S PROPOSITION TO SHAREHOLDERS
I would like to spend a few moments discussing Alumina Limited’s proposition to shareholders which we see as somewhat unique. Certainly it colours the job of management and therefore, is reflected in the deliberate design of our remuneration scheme.
Alumina Limited is a 40% joint venture partner with Alcoa Inc in the world’s largest bauxite and alumina producer. The joint venture is now more than 50 years old and is made up of different operating investments in Australia, Brazil, Spain, Suriname, Saudi Arabia, Jamaica, Guinea and the United States. Each of the operations is large, capital intensive, uses significant resources and is a large employer in the country where it is based. The operations have board and management structures and each has significant requirements for oversight, funding and strategic planning to ensure it remains sustainable. The overall joint venture is managed on a day-to-day basis by Alcoa under a governance structure implemented through the global Strategic Council (including Alumina representatives) and multiple entities which make up AWAC.

The Alumina Limited’s executives’ role is to steward the investment of Alumina Limited in AWAC and to actively influence the performance of the joint venture and ensure the interests of Alumina’s shareholders are protected. At the same time, the Board and management must ensure that Alumina Limited is adequately funded and able to grow shareholders’ returns through managing a strong financial position and being able to participate in opportunities in this sector.
FOCUS OF ALUMINA LIMITED EXECUTIVES AND DIRECTORS
Alumina Limited and Alcoa are different companies with different shareholders and different governance requirements. AWAC is primarily focused on bauxite and alumina, and this is the key investment concern of Alumina Limited.
Alcoa has operations in all parts of the aluminium value chain, including significant smelter operations and downstream processing. As a result, the two owners of the joint venture can have different objectives and financial requirements. While the joint venture is governed by constitutional documents, in a practical sense, the reconciliation of the differing interests requires challenge, debate and negotiation. To do this well, the Board and Executive of Alumina Limited must have an independent understanding of the alumina and aluminium market and views on the impact of changes in the market, in particular around capacity investment, pricing and the development of the Chinese industry. Through the role of Alumina Limited representatives on the Strategic Council and AWAC company boards and working with Alcoa, Alumina Limited contributes to the strategic and high-level commercial success and improvement of AWAC.
To ensure that the return for Alumina Limited’s shareholders is maximised, the role of Alumina Limited’s Board and Executive is to ensure that the objectives of Alumina Limited are the prime focus of all activity within AWAC. This ensures that AWAC is sustainable in the long-term, that it has adequate governance procedures in place and that long term capital allocation is implemented to maximise AWAC’s returns. AWAC is a capital-intensive business where large scale investments and commitments are made to produce returns over the medium to long-term. Factors which affect AWAC’s financial results within a year are usually the result of global alumina prices, energy and caustic costs, exchange rates and the day-to-day decisions taken by Alcoa as manager of the business.
Taken in the context of remuneration, the long-term nature of AWAC’s business means Alumina Limited’s executives’ performance objectives reflect the longer-term outlook. That is, the objectives often relate to matters which continue over several years and have impacts over an even longer period. Capital projects, long-term commercial commitments, asset portfolio changes, and responses to industry changes often require short-term performance objectives to extend and be measured over a multi-year timeframe. It is important to recognise the significance of the timeframe for performance measurement. In any given year, work performed by an executive may satisfactorily progress towards a future outcome without necessarily producing a milestone event in that year. The Board, in determining short-term awards, makes an assessment of the progress made in the relevant year in relation to these longer-term objectives. The measurement on progress of the longer-term objectives is necessarily imprecise and reflecting that matters are not yet complete, but it also reflects the Board’s judgement on the progress that has been made.
ALUMINA LIMITED REMUNERATION CONSIDERATIONS
In 2013 Alumina Limited’s Compensation Committee continued its work on the Company’s senior executive remuneration structures and quantums, conducting a number of benchmarking exercises and cross-checking market practices with the help of external advice. The Committee tested the rationale in the context of inadequate shareholder returns and in the context of the roles played by our executives.
Alumina Limited believes that in any year, there should be a direct link between remuneration and company financial performance. The Company must make a profit or declare a dividend to trigger the Corporate STI pool (which amounts to half an executive’s potential STI). Alumina Limited has not paid the Corporate element of its STI for two years now.
MORE DETAIL ON THE 2012 STRIKE AND RESPONSE
We acknowledge shareholders’ remuneration-related concerns that were expressed at the 2013 AGM and in private discussions.
Some concerns were expressed over lack of transparency of the short-term incentive award arrangements. In that regard we have revised the disclosure of remuneration objectives to provide greater transparency. We hope to have provided greater clarity around the role and responsibility of the senior executives. The 2013 performance analysis on pages 53 and 54 gives insight into the commercial, strategic and tactical challenges that the Board sets for its senior executives.

We understand the concerns expressed by shareholders and met with many of the Company’s larger shareholders, as well as corporate governance advisory bodies, to obtain feedback in relation to proposals developed by the Board.
We also sought the advice of independent remuneration consultants to review our policy and practices specifically against other listed companies around the world that hold minority stakes in joint ventures operated by others.
KEY CHANGES TO FUTURE REMUNERATION
We have implemented some changes to the remuneration arrangements and policies for 2014. These included changes to the remuneration structure of the CEO. The short-term incentive component for the CEO’s remuneration was reduced from a maximum of 100% of Fixed Annual Remuneration (and 80% for achieving target performance) to a maximum of A$400,000, representing 35% of Fixed Annual Remuneration (and A$300,000 for at target performance, representing 26% of Fixed Annual Remuneration). The long-term incentive component of the CEO’s remuneration has also been reduced, together with the introduction of an annual grant of share rights, with vesting subject to a service condition of 18 months.
Alumina Limited’s senior executives’ remuneration levels and structures were analysed against two different Australian peer groups and now generally reflect the 25th percentile. Actual salaries at any time may reflect individual experience and knowledge and so deviate from the 25th percentile. Alumina Limited’s Board recognises the non-operating nature of the Company eliminates some common executive roles. However, the executives have demanding tasks to achieve from the platform of our minority shareholding in the AWAC joint venture.
In addition, any Performance Rights granted from 2014 onwards under the Company’s Employee Share Plan (which provides a long-term incentive to employees) will not be subject to retesting of the applicable performance conditions if they are not satisfied when first tested. Finally, in 2014 individual Non-Executive Director fees will remain the same.
In revisiting the make-up of the STI scheme, in 2013 we focused on the 50:50 split between corporate and individual objectives, and within this the proportion that stems from Alumina Limited’s financial metrics. By comparison with other companies, it may be thought that we place too great an emphasis on non-financial and individual objectives. For Alumina, the Board feels strongly that this is the right emphasis as we wish to incentivise balance sheet strength and those initiatives and projects aimed at creating long-term shareholder value through, for example, asset portfolio optimisation, diversification of energy sources, and strategic opportunities. Also, our executives have been tasked with cost reductions in the day-to-day running of Alumina Limited. At Alumina Limited, individual objectives are made up of business objectives as illustrated by those given in section
8.2 showing the 2013 performance assessment. In addition, the Board will maintain the requirement for executives (other than the CEO) to reinvest half of any STI back into Alumina Limited shares. Our analysis shows this to be a higher threshold than peer companies. In 2014 the Compensation Committee is doing further work to put greater focus on those financial metrics (e.g. cash flow from operations) where our managers have a greater part to play, and to improve the distinction between corporate and individual objectives.
EMMA STEIN Chair

1. This Remuneration Report outlines the Director and executive remuneration arrangements of Alumina Limited. The information provided is given in accordance with the requirements of the Corporations Act and has been audited. This report forms part of the Directors’ Report for the year ended 31 December 2013.
All contracts for Key Management Personnel are denominated in Australian dollars and accordingly all figures in the Remuneration Report are Australian dollars unless otherwise shown.
REMUNERATION REPORT
CONTENTS
The Remuneration Report is presented in the following sections:
41 2 PERSONS COVERED BY THIS REPORT
41 3 OVERVIEW OF REMUNERATION STRATEGY AND POLICY
42 4 RESPONSE TO VOTE AGAINST 2012 REMUNERATION REPORT
43 5 EXECUTIVE REMUNERATION
43 5.1 Senior Executive Remuneration Structure
44 5.2 Benchmarking
45 5.3 Snapshot of the Senior Executive remuneration structure
46 5.4 Variable remuneration structure - Short-term Incentive Plan (STI)
46 5.5 Variable remuneration structure - Long-term Incentives (LTI)
48 5.6 Superannuation
48 5.7 Share Trading and hedging prohibitions
49 6 2013 CASH REMUNERATION
49 7 TERMS OF REMUNERATION
49 7.1 2013 Chief Executive Officer - John Bevan
50 7.2 2014 Chief Executive Officer - Peter Wasow
51 7.3 Senior Executives remuneration
51 7.4 Option Plans
51 8 PERFORMANCE OUTCOMES FOR 2013
51 8.1 Company Performance
52 8.2 Performance under the STI plan
54 8.3 Performance under the LTI plan
55 9 REMUNERATION OUTCOMES FOR 2013
55 9.1 Chief Executive Officer
56 9.2 Senior Executives
57 9.3 Remuneration Tables
62 10 NON-EXECUTIVE DIRECTOR REMUNERATION
63 10.1 Non-Executive Director share acquisitions
63 11 REMUNERATION GOVERNANCE AND PROCESS
63 11.1 Internal Governance
64 11.2 Remuneration Consultants
65 APPENDIX 1 ASX COMPARATOR GROUP
69 APPENDIX 2 INTERNATIONAL/INDUSTRY COMPARATOR GROUP

2. PERSONS COVERED BY THIS REPORT
This report covers remuneration arrangements and outcomes for the following Key Management Personnel (KMP) of Alumina Limited:
Non-Executive Directors
Mr John Pizzey - Non-Executive Director since 8 June 2007, Chair of the Audit Committee from 1 May 2008 to 30 November 2011, and Chair of the Board of Directors from 1 December 2011
Mr Peter Hay - Non-Executive Director since 11 December 2002, Chair of the Nomination Committee from 11 December 2002 to 3 March 2011 and Chair of the Compensation Committee from 3 March 2011. Mr Hay retired on 31 December 2013.
Ms Emma Stein - Non-Executive Director since 3 February 2011 and Chair of the Nomination Committee from 3 March 2011; Chair of the Audit Committee from 28 November 2013 to 31 December 2013 and Chair of the Compensation Committee from 1 January 2014
Mr Peter Wasow - Non-Executive Director from 26 August 2011 to 31 December 2013 and Chair of the Audit Committee from 30 November 2011 until 27 November 2013. Mr Wasow ceased as a Non-Executive Director upon becoming Managing Director and Chief Executive Officer on 1 January 2014
Mr Chen Zeng - Non-Executive Director since 15 March 2013. The following Non-Executive Directors were appointed after 31 December 2013 and therefore their remuneration details are not included in this report.
Mr Peter Day - Non-Executive Director since 1 January 2014 and Chair of the Audit Committee from 1 January 2014
Mr Michael Ferraro - Non-Executive Director since 5 February 2014.
Senior Executives
Mr John Bevan - Managing Director and Chief Executive Officer of Alumina Limited, a position he held from 16 June 2008 until his retirement from that position on 31 December 2013
Mr Chris Thiris - Chief Financial Officer from 13 December 2011
Mr Stephen Foster - General Counsel/Company Secretary, a position he has held since 4 December 2002
Mr Andrew Wood - Group Executive Strategy & Development. Mr Wood has been employed by Alumina since 1 September 2008.
3. OVERVIEW OF REMUNERATION STRATEGY AND POLICY
Philosophy
Alumina Limited as a non-operating partner in AWAC requires only a small senior executive team. Team members need strong business skills, acumen and experience to deal with complex business, industry and market matters relevant to the AWAC enterprise, the world’s largest alumina business. They are required to act on matters that affect the interests of AWAC yet also have the underlying responsibility to protect the interests of and grow value for Alumina Limited’s stakeholders.
Therefore the Company’s remuneration strategy is directed at securing, retaining and motivating, a highly skilled and experienced executive team and Board of Directors equipped to meet the challenges of 1) protecting and enhancing the Company’s and it shareholders’ interests in AWAC, 2) contributing to the strategy, decision making and capital deployment of AWAC, 3) ensuring Alumina has balance sheet strength to withstand industry cycles and periods of minimal cash flow from its sole asset investment.
Senior Executives
Under the remuneration strategy, senior executive remuneration packages are structured to:
appropriately reflect the person’s role and responsibility
reflect the skills and experience required of the executive
clearly link reward to performance based on a mix of definitive and measurable corporate and personal objectives align executive and shareholder interests
be competitive with peer companies competing for executive talent.
Performance objectives are interconnected with the interests of shareholders to ensure that management’s energies are directed to achieving favourable outcomes for shareholders. In considering the executives’ roles and responsibilities it is necessary to recognise the dual nature of Alumina Limited as investor and joint venturer. They are required to ensure the Company’s effective capital structure is maintained and appropriate governance structures, systems and processes are in place to protect and enhance the interests of shareholders. They are also focused on protecting and enhancing the Company’s investment in AWAC. While Alcoa is the manager and has operational control, Alumina Limited’s senior executives closely monitor the performance of the operations and actively contribute to AWAC’s thinking on strategy, capital deployment and significant decisions. To be effective in this, the senior executives must be highly capable and have a strong understanding of and insight into the alumina and aluminium industries.
Full details of senior executive remuneration are included in section 9 on page 55 of this Remuneration Report.
Non-Executive Directors
The aim of the remuneration strategy in relation to Non-Executive Directors is to attract Directors with appropriate skills and experience to ensure a high level of contribution and support for the Company’s activities.
Non-Executive Directors’ fees are reviewed annually and are determined based on comparative analysis and advice from remuneration consultants, and take into account the directors’ responsibilities and time spent on Company business. Non-Executive Directors receive a base fee for participating on the Board. In addition Non-Executive Directors receive an aggregate total for membership on Board Committees and a fixed fee if they chair a Board Committee. They are not eligible to receive performance-based awards nor do they receive retirement benefits or participate in the Company’s Employee Share Plan. Non-Executive Directors do receive statutory superannuation guarantee payments.
Full details of Non-Executive Director remuneration are included in section 10 on page 62 of this Remuneration Report.

4. RESPONSE TO VOTE AGAINST 2012 REMUNERATION REPORT
At the Company’s 2013 AGM, the vote not to adopt the Company’s 2012 Remuneration Report was in excess of 25 per cent of the votes cast. In accordance with the provisions of the Corporations Act 2001, this resulted in Alumina Limited recording a “first strike”.
The Board has taken account of shareholders’ feedback received at the 2013 AGM and has provided the following responses to concerns raised:
ISSUES EXPRESSED
Awarding short-term awards when shareholders received no short-term benefit
Lack of transparency in relation to the STI individual personal objectives
Not possible to judge the performance against individual personal objectives
Why are STI awards paid in cash and subsequently 50% used to acquire equity in the Company?
Were the shares acquired under the STI plan purchased on a pre or post tax basis?
RESPONSE
The Board assesses the extent to which objectives have been met or progressed over the period. In doing so the Board takes into account the financial performance of the Company. No STI award is applicable for corporate objectives if no profit is recorded and no dividend declared. Hence, no payment for corporate objectives were made in 2012 and 2013.
The Remuneration Report has been revised to include greater clarity of STI personal and corporate objectives.
Performance criteria for STI personal objectives have been included in the 2013 Remuneration Report.
Historical and contractual structures dictate that STI awards are paid in cash. The previous CEO’s contract stipulated that 50% of any after tax STI award had to be applied to purchasing shares in the Company.
Shares purchased under the STI provisions are acquired after tax has been applied.
Other remuneration matters raised outside of the 2013 AGM in relation to the 2012 Remuneration Report included:
The CEO fixed annual remuneration (FAR) is excessive given the scope and size of the Company. The quantum of FAR is considered appropriate in the context of a $3 billion company and, a joint venture partner in a business within an industry that is experiencing structural change and is in a challenging economic environment. Alumina Limited requires strong leadership to make strategic decisions that are critical to the future of the business and its shareholders. Further explanation is contained in the Letter by the Chairman of the Compensation Committee. In 2014, Peter Wasow, the new CEO, will commence on a FAR marginally below that received by Mr Bevan in 2013.
The level of STI for 2012 was too high. The STI for 2012 was considered appropriate given the STI structure and performance against personal objectives in that year. The Board has since reviewed the basis of the CEO’s STI award and amended the STI terms by introducing a maximum short-term cash incentive of $400,000 (i.e. approximately 35 per cent of FAR) and a target of $300,000 (i.e. approximately 26 per cent of FAR and 75 per cent of the maximum short-term cash incentive) compared to the 2013 basis of 80 per cent of FAR at target and 100 per cent at maximum. This is a reduction in short term incentive opportunity of 54 per cent at target level and 65 per cent of the maximum level. Also, no STI award is applicable in relation to the corporate objectives component if the Company does not record a profit or declare a dividend in the relevant year.
STI bonus payments are not appropriate if the Company doesn’t make a profit. 50 per cent of the STI is determined by reference to performance against individual objectives which do not include a precondition relating to profitability. This is considered appropriate given the need to align management and shareholders with the requirement to remunerate at market levels and retain employees. The remaining 50 per cent is determined by reference to an assessment of corporate objectives, subject to a minimum threshold of Alumina Limited making annual underlying earnings after excluding any non-recurring items not in the ordinary course of business or declare a dividend. No award has been made against corporate objectives for two years.
Terms of the LTI are not appropriate. The Board reviewed the structure of the LTI scheme and concluded that retesting be eliminated for Performance Rights granted in 2014 and onwards. In accordance with the previous terms of the LTI, retesting will continue to apply for grants made before 2014 at six month and 12 month intervals after the initial performance period. The Board also placed a value on Performance Rights equivalent to $400,000 (in value of Alumina shares) for the CEO. In 2013 the potential LTI award was up to 50 per cent of FAR or $594,950.

Also, in consideration of shareholder comments received, and having regard to independent advice on market practice and trends, the Board has determined that the following key changes will be made to the Company’s remuneration arrangements for the 2014 financial year:
Remuneration for senior executives has been revised with a target setting of the 25th percentile based on two relevant peer groups as outlined in section 5.2.
Fixed Annual Reward for the CEO is marginally below the previous level
The Short Term Incentive for the CEO was reduced from a maximum of 100 per cent of Fixed Annual Remuneration (and 80 per cent for achieving target performance) to a maximum of $400,000 (and $300,000 for at target performance) a reduction of approximately 65 per cent of the maximum and 54 per cent reduction at target
The Long Term Incentive for the CEO was also reduced to $400,000 from 50 per cent of FAR (representing approximately 35 per cent of FAR)
Performance retesting in relation to the Long Term
Incentive has been removed for new grants in 2014 and onwards
The introduction of an annual grant to the CEO of conditional rights to $200,000 in Alumina shares (as valued by Volume Weighted Average Price (VWAP) around the time of grant) which vest upon employment for 18 months from the grant date with a further restriction that, while the CEO remains employed by Alumina Limited, shares acquired on vesting of the rights cannot be disposed until three years have elapsed from the grant date of the rights. These rights are designed to align the remuneration outcomes for the CEO with the experience of shareholders.
5. EXECUTIVE REMUNERATION
5.1 SENIOR EXECUTIVE REMUNERATION STRUCTURE
The Chief Executive Officer, other senior executives and professional employees all share the same remuneration structure, comprising fixed remuneration and “at risk”, short-term and long-term incentive components. Also considered in the remuneration structure, is the balance between reward payments made in cash and deferred equity. The following table indicates the structure of senior executive remuneration and the manner in which their remuneration was paid for 2013.
FIXED
FIXED ANNUAL REMUNERATION (FAR)1
including superannuation
VARIABLE (AT RISK)
SHORT-TERM INCENTIVE (STI)
50% of reward based on meeting corporate objectives and, 50% of reward based on meeting individual objectives
LONG-TERM INCENTIVE (LTI)
Reward based on Company Total Shareholder Return tested over a three year performance period against (1) ASX Comparator Group and (2) Comparator Group of alumina and aluminium companies
50% of total applicable STI paid in cash and, 50% in shares (that must be held for 3 years)2
Performance Rights that vest proportionately to ordinary shares based on the extent that the performance criteria are met. Two potential retests apply at six and 12 months after the three-year test period.3
1 For 2014 annual share grant is applicable for the CEO.
2 From 2014 holding 50 per cent of STI reward in shares is not applicable to the CEO
3 Retesting only applies to Performance Rights granted prior to 2014. For 2014 grants onwards, retesting has been eliminated.

5.2 BENCHMARKING
The senior executive remuneration structure has been benchmarked against two comparator groups based on financial size. The two groups include ASX 100 companies in a market capitalisation range of 50 per cent to 200 per cent of Alumina Limited’s 12 month average capitalisation, excluding financial sector companies and the ASX 76 to 100 companies based on market capitalisation. Senior executive (excluding the CEO) remuneration is between the 25th percentile and the median percentile of the two groups. The benchmarking of the CEO for 2014 target total remuneration was below the 25th percentile of the two benchmarks. A comparison of the 2013 and 2014 target and potential remuneration levels is set out in the chart below showing a substantial reduction in both target and potential remuneration levels for the CEO role. The charts also indicate the proportion between potential cash and equity components.
Benchmark 1 - CEO remuneration of ASX 76 to 100 companies based on market capitalisation.
Benchmark 2 - CEO remuneration of ASX 100 companies with a market capitalisation of more than 50 per cent to less than 200 per cent of Alumina Limited’s average 12 month capitalisation, excluding financial sector companies.
For 2014 and onwards, a fourth element of conditional share rights to a value of $200,000 has been added to the CEO package that further links CEO remuneration to changes in shareholder value.
CEO AT TARGET REMUNERATION (A$ MILLION)
25th percentile
Benchmark 2
25th percentile
Benchmark 1
2013
2014
0.0 0.5 1.0 1.5 2.0 2.5 3.0
FAR STI LTI RIGHTS
CEO AT TARGET REMUNERATION (CASH/EQUITY) (A$ MILLION)
2013
2014
0.0 0.5 1.0 1.5 2.0 2.5 3.0
CASH EQUITY
CEO MAXIMUM POTENTIAL REMUNERATION (A$ MILLION)
2013
2014
0.0 0.5 1.0 1.5 2.0 2.5 3.0
FAR STI LTI RIGHTS
BENCHMARKING FOR THE CHIEF FINANCIAL OFFICER AND GENERAL COUNSEL/COMPANY SECRETARY
CHIEF FINANCIAL OFFICER AT TARGET REMUNERATION (A$ THOUSANDS)
Median
25th percentile
2013 Target
2013 Target
(CASH/EQUITY)
0 400 800 1,200 1,600
FAR STI LTI
CASH EQUITY
GENERAL COUNSEL/COMPANY SECRETARY AT TARGET REMUNERATION (A$ THOUSANDS)
Median
25th percentile
2013 Target
2013 Target
(CASH/EQUITY)
0 200 400 600 800 1,000 1,200
FAR STI LTI
CASH EQUITY
Senior Executives include the Chief Financial Officer and the General Counsel/Company Secretary. The Group Executive Strategy & Development has remuneration terms that are different and described in Section 7.3 on page 51.

5.3 SNAPSHOT OF THE SENIOR EXECUTIVE REMUNERATION STRUCTURE

Key elements of Alumina Limited's remuneration structure for 2013 including relevant changes effective from 2014 are outlined in the table below. Further detail in relation to each remuneration element is provided in subsequent sections of this report.

TABLE 1.0

ELEMENT	POLICY	SHAREHOLDER INTERESTS
Fixed remuneration – 'fixed annual remuneration' ("FAR")	• Fixed remuneration and superannuation contributions as specified in an executive's contract of employment • Reviewed annually against the market • Chief Executive Officer FAR reviewed and determined by the Compensation Committee • Other senior executives FARs reviewed and recommended by the Chief Executive Officer and approved by the Compensation Committee • Superannuation contributions funded at Superannuation Guarantee Contributions rate • Superannuation options available: – Alumina Limited Superannuation Fund, – An accumulation fund, or – Employee's fund of their choice.	Market positioned
Other conditional remuneration	• Commencing 1 January 2014, the Chief Executive Officer will receive an annual conditional grant of share rights in Alumina Limited to the value of $200,000.	• Part of CEO remuneration linked to changes in shareholder value
Variable – Short-term Incentive ("STI")	• Included in contracts for executive and professional employees • A Balanced Scorecard approach to "at risk" remuneration is adopted. The Scorecard of management objectives is developed from the Company's and AWAC's strategic and operational objectives. The Scorecard is divided into two performance based elements: 1) – corporate performance objectives (50% of STI) 2) – performance against individual objectives (50% of STI) • The achievement of objectives results in payment of STI at target levels. Maximum STI is paid in circumstances where objectives are significantly exceeded • The Board approaches the assessment of corporate and individual performance having consideration of a range of factors that impact final outcomes. • Policies defining variable incentives are established by the Compensation Committee and reviewed annually • Chief Executive Officer – STI up to 100% of FAR (applicable to Mr Bevan). For Mr Wasow the arrangement is a short term incentive of $400,000 per annum maximum (representing approximately 35% of FAR) and $300,000 at target (representing approximately 26% of FAR and 75% of maximum) • Other senior executives – STI up to 70% of FAR in the case of Mr Thiris and Mr Foster and up to 50% of FAR in the case of Mr Wood. • 50% of any after-tax STI award must be applied by Mr Thiris and Mr Foster towards the purchase of Company shares which must be held for a minimum of at least three years	• Incentive to achieve high Company and individual performance • Objectives align with shareholder interests • Retained shares reinforce alignment with shareholders
Variable – Long-term Incentive ("LTI")	• Potential offer (at the Board's discretion) of a conditional entitlement under the Alumina Limited Employee Share Plan (ESP) to fully paid ordinary shares in the Company (Performance Rights), with the shares being purchased on market • Vesting dependent on results of performance testing • Performance Right testing period of three years • Testing independently conducted in accordance with a standard methodology • From 2014, the Chief Executive Officer's LTI component will be a Performance Right entitlement limited to a maximum benefit of up to $400,000 equivalent in Alumina Limited shares (valued at grant date) (approximately 35% of FAR) • For Performance Rights issued from 2014, the Board on the recommendation of the Compensation Committee has determined that retesting will not apply • LTI component represents a maximum of 50% of FAR for the Chief Executive Officer (applicable to Mr Bevan), 40% for Mr Thiris and Mr Foster and 20% for Mr Wood. For Mr Wasow, the LTI component may provide Performance Rights to receive up to $400,000 in Alumina shares (as valued at grant date).	• Clear, comparative measure that most directly aligns with returns to shareholders • Linked to long-term business strategy • Promotes retention of staff

45

5.4 VARIABLE REMUNERATION STRUCTURE - SHORT-TERM INCENTIVE PLAN
Each year the Board determines a set of objectives for Senior Executives to implement.
The short-term objectives principally involve influencing the long-term portfolio decisions of AWAC and the financial strength of Alumina Limited. The STI Plan for 2013 measured executives and employees against two components over the 12 month performance period, namely corporate and personal performance. A summary of the approach is set out in the table below:
TABLE 2.0 - 2013 STI building blocks
CORPORATE OBJECTIVES 50% PERSONAL OBJECTIVES 50%
Comprised of: Comprised of:
Financial 40%: Reduce corporate costs
- Alumina Limited Earnings per share Restructure debt facilities
- AWAC Return on capital Secure 2014 distribution of AWAC cash flows
- Alumina Limited Cash from operations Establish further governance processes within AWAC
Non-financial 60% including: Devise capital management strategies for AWAC
- Value creation options In conjunction with Alcoa:
- Outcomes on AWAC portfolio - Review industry changes and consider opportunities
- Alumina balance sheet metrics. to enhance asset portfolio - Study energy options to improve the cost position of refineries.
The corporate and personal scorecard objectives are set out in Section 8 on pages 53 to 54 of this Report.
5.5 VARIABLE REMUNERATION STRUCTURE - LONG-TERM INCENTIVE PLAN
The ESP is designed to link Alumina Limited senior executives rewards with the long-term goals and performance of Alumina Limited, and the generation of shareholder returns. Each year senior executives may be granted (at the Board’s discretion) a conditional entitlement under the ESP to fully paid ordinary shares in the Company (Performance Rights), with the shares (in practice) being purchased on market. The Performance Rights vest to senior executives if certain performance tests are met at the end of the performance period.
The performance criteria and testing period for each annual grant under the ESP are determined by the Board at the time the Board determines to offer the Performance Rights (usually in December of each year) and the testing period commences at that time.
The implementation of that Board determination, including the period in which executives can consider and accept the offer, normally results in the actual granting of the Performance Rights in January/February. One hundred per cent of the Performance Rights are tested against the Total Shareholder Return (TSR) hurdle. Alumina Limited’s TSR performance has been measured against the TSR performance of an ASX Comparator Group and an International Comparator Group.
TABLE 3.0
KEY FEATURES OF THE EMPLOYEE SHARE PLAN
Purpose The ESP is designed to link Alumina Limited senior executives rewards with the long-term goals and performance of Alumina Limited, and the generation of shareholder returns.
LTI value The Long-Term Incentive (LTI) component of remuneration is a maximum of 50% of FAR for the Chief Executive Officer and a maximum of 40% of FAR for Mr Thiris and Mr Foster and 20% for Mr Wood From 2014, the Chief Executive Officer’s LTI component will be a Performance Right entitlement limited to a maximum benefit of up to $400,000 equivalent in Alumina Limited shares (valued at grant date) (approximately 35% of FAR). The annual dollar LTI grant is divided by the average Company share price over the 20 trading days leading up to the time that the Board determined to make offers of Performance Rights to senior executives under the ESP for the relevant year, in order to determine the number of Performance Rights to be offered.
Duration of performance period Three years
What is the value of a Performance Right? On vesting, each Performance Right results in delivery to the holder of an ordinary share in Alumina Limited.

TABLE 3.0 (CONTINUED)
KEY FEATURES OF THE EMPLOYEE SHARE PLAN
Performance hurdle Involves two tests comparing Alumina Limited’s TSR relative to the TSR of the following Comparator Groups (refer to pages 65 to 69 for the listing): - (Test 1 - ASX Comparator Group) ASX 100 Index companies excluding the Company, the top 20 companies by market capitalisation and property trusts (50% of the award) - (Test 2 - International Comparator Group) eight selected companies in the alumina and/or aluminium industries that are listed in Australia or overseas, excluding the Company (50% of the award). Prior to 2012, the ASX Comparator Group did not exclude the top 20 companies by market capitalisation and property trusts, and the International Comparator Group instead comprised 30 international metals and mining companies. Companies in the Comparator Groups may be changed over the performance period if the Board considers it appropriate, or for example if a company is delisted, taken over or restructured to the extent it is no longer a relevant comparator. Testing is conducted at the end of the performance period.
Rationale for the selection of each Comparator Group The International Comparator Group comprises companies that reflect Alumina Limited’s direct competitors in the market and operate in the alumina and/or aluminium industries. The ASX Comparator Group was developed in order to measure Alumina’s performance with reference to companies that are alternative investments (in the Australian context) for the Company’s shareholders.
Why use TSR? TSR was chosen as a performance measure as an appropriate means of measuring Company performance as it incorporates both capital growth and dividends.
How is TSR calculated? Under the performance tests, the TSR for each entity in the Comparator Groups and for Alumina Limited is calculated according to a prescribed methodology by remuneration consultants Mercer Consulting (Australia), engaged for this purpose. The entities (or securities, as appropriate) in the Comparator Group are then ranked by TSR performance.
Vesting arrangements Performance hurdles are independently measured at the conclusion of the performance period. Alumina Limited’s TSR is ranked against the TSR of companies in each of the Comparator Groups (refer to pages 65 to 69) If Alumina Limited’s TSR is below the TSR of the company at the 50th percentile of a Comparator Group, ranked by TSR performance, there is zero vesting for the relevant tranche of Performance Rights. If Alumina Limited’s TSR is equal to the TSR of the company at the 50th percentile of the a Comparator Group, ranked by TSR performance, there is a 50% vesting of Performance Rights in the relevant tranche. If Alumina Limited’s TSR is equal to or greater than the TSR of the company sitting at the 75th percentile of a Comparator Group, ranked by TSR performance, there is a 100% vesting of Performance Rights in the relevant tranche If Alumina Limited’s TSR performance is between that of the companies at the median (i.e. the 50th percentile) and the 75th percentile of the ASX Comparator Group ranked by TSR performance, the number of Performance Rights in a tranche that vests will increase from 50% by two percentage points for each percentage point by which the Company’s percentile ranking is higher than the 50th percentile If the Company’s TSR performance is equal to that of any company between the 50th percentile and the 75th percentile of the International Comparator Group ranked by TSR performance, the number of Performance Rights in the relevant tranche that vests will be equal to the vesting percentage assigned by the Board to that company. If the Company’s TSR performance is between that of any two such companies in the International Comparator Group, the number of Performance Rights in the relevant tranche that vests will be determined on a pro-rata basis relative to the vesting percentages assigned by the Board to those companies.

TABLE 3.0 (CONTINUED)
KEY FEATURES OF THE EMPLOYEE SHARE PLAN
Retesting If less than 100% of Performance Rights vest when initially tested at the end of the three year performance period, two further retests apply, six months and 12 months after the initial test. Any Performance Rights that do not vest after the second retest will lapse. The volatility of global commodity prices and exchange rates, and the resulting volatility in the Company’s share price has the potential to materially impact Alumina Limited’s TSR performance at the initial date which may therefore not give rise to a representative assessment of long-term performance. Potentially positive outcomes built over three years could be damaged by an irregular event occurring at the time of the initial test. Therefore, it has been considered that the 6 months and 12 months retesting approach mitigates the impact of short-term volatility on the assessment of long-term performance. For Performance Rights issued from 2014, the Board on the recommendation of the Compensation Committee has determined that retesting will not apply.
Entitlements and benefits Prior to shares vesting and being allocated to the Participant, the Participant does not have any beneficial or other interest in the shares (other than an entitlement to be allocated Shares upon the Performance Conditions being satisfied) and is therefore not entitled to any benefits or entitlements attaching to the shares including all dividends and other distributions, bonus issues or other benefits payable. If the performance tests are met and the shares or a portion of the shares vest to the participant, is entitled to proportionally receive, all dividends and other distributions, bonus issues or other benefits payable to the Trustee in respect of the Shares.
Cessation of employment Unvested Performance Rights will lapse unless, in the case of death, total and permanent disablement, redundancy or retirement, the Board determines otherwise.
Change of Control In the event of a change in control, the Board may determine in its discretion that performance conditions will be tested at a date to be determined. A change of control is, in general terms, an entity acquiring unconditionally more than 50% of the issued shares of the Company, or the Company being required, under a takeover bid or scheme of arrangement, to issue an aggregate number of shares greater than the number existing before the issue (i.e. a “reverse takeover”).
5.6 SUPERANNUATION
All Alumina Limited employees are members of a fund of their choice. Contributions are funded at the Superannuation Guarantee Contributions rate, currently 9.25 per cent (following an increase from 9.0 per cent effective July 2013) of an employee’s fixed annual remuneration. Alumina Limited contributes 9.25 per cent of employees’ salary up to the maximum superannuation contributions base, which is linked to each individual’s earnings. The maximum contributions base is an annual income of approximately $192,000.
OTHER REMUNERATION MATTERS
5.7 SHARE TRADING AND HEDGING PROHIBITIONS
Performance Rights granted under Alumina Limited’s LTI provisions must remain at risk until fully vested. This is consistent with Alumina Limited’s Share Trading Policy that prohibits Directors and employees from engaging in:
short-term trading of any Alumina Limited securities
buying or selling Alumina Limited shares if they possess unpublished, price-sensitive information trading in derivative products over the Company’s securities, or entering into transactions in products that limit the economic risk of their security holdings in the Company.

6. 2013 CASH REMUNERATION

Remuneration outcomes presented in the Remuneration Report are prepared in accordance with relevant accounting standards. The standards include the representation of potential earnings rather than the actual earnings that an executive is paid in the year.

To provide shareholders with a better understanding of the cash and value of cash and other benefits actually received for service completed in 2013 by executives, the following table provides a summary of actual remuneration outcomes. The values in this table differ from the values in Tables 8.0 and 8.1 that are prepared according to Australian accounting standards and Corporations Act requirements:

TABLE 4.0

KMP $	FAR[1]	STI[2]	LTI[3]	SUPER-ANNUATION[4]	TOTAL CASH REMUNERATION
J Bevan – CEO	1,172,778	286,000	105,134	17,122	1,581,034
C Thiris – CFO	631,378	145,000	n/a	17,122	793,500
S Foster – Company Secretary/General Counsel	467,278	108,000	35,347	17,122	627,747
A Wood – Group Executive Strategy & Development	324,678	60,000	11,693	17,122	413,493

[1] Is cash based and includes base annual salary described in table 1.0 on page 45 and excludes any movements in annual or long service leave provisions however includes any leave actually taken.
[2] Includes payment (expressed in cash) of short-term incentives as they relate to meeting performance objectives for the financial year ended 31 December 2013.
[3] Indicates the value of Performance Rights that vested in the year as a result of meeting the relevant performance testing criteria. This differs from the LTI values expressed in Table 8.0 and 8.1 on pages 55 and 56, as calculated and presented in accordance with AASB 2, which represent the value attributed to Performance Rights amortised over the reporting period based on the value at grant date of all previously granted Performance Rights that have neither vested nor lapsed.
[4] Relates to superannuation guarantee contributions paid, refer section 5.6 on page 48

49

7.0 TERMS OF REMUNERATION

7.1 2013 CHIEF EXECUTIVE OFFICER – JOHN BEVAN

Mr Bevan retired as Chief Executive Officer and Executive Director effective 31 December 2013, with his employment with Alumina Limited ceasing on 31 January 2014. Mr Bevan's FAR was $1,189,900 per annum as at 1 January 2013. His FAR was increased by 3.76 per cent for the 2013 year. In 2013, Mr Bevan's maximum STI Award potential was up to 100 per cent of his FAR, and his LTI Performance Rights potential was up to 50 per cent of his FAR.

50 per cent of the STI was determined by reference to performance against individual objectives, and the remaining 50 per cent was determined by reference to corporate scorecard objectives.

50 per cent of any STI award is paid in cash, and the remaining 50 per cent of the STI award, after tax, must be used to purchase Company shares, which must be held for three years, or until employment ceases.

Mr Bevan may be invited to participate in the ESP, which, in each year, may provide Performance Rights of up to 50 per cent of FAR.

Mr Bevan's employment contract was entered into in April 2008, and did not have a fixed term. Either party was entitled to terminate the contract upon giving 12 months' notice.

While Mr Bevan had indicated to the Company that he intended to retire around this time, the Company and Mr Bevan were concerned that he remained in the role until the resolution of significant issues facing the Company. As a result, he did not give notice under his contract until those issues were concluded satisfactorily in late 2013.

The Company had, during the 2013 year, given consideration to succession for the position. The succession plan was put in place and Peter Wasow, as a Non-Executive Director, he was able to take up the CEO position without the need to give notice under an existing employment arrangement.

Given the succession to a new CEO could occur relatively quickly, it was agreed that Mr Bevan would formally retire at the end of December 2013, rather than serve the full 12 month notice period. The new CEO, Peter Wasow commenced in his position on 1 January 2014. Despite this, and as announced in November 2013, Mr Bevan continued to work with the new CEO and the Chairman to ensure a smooth transition during 2014.

Under the terms of Mr Bevan's contract, the Company made a payment in lieu of some or all of the 12-month notice period by payment of the fixed annual reward plus an amount equivalent to an STI payment at target performance, defined as "base remuneration". The base remuneration amount is reduced pro rata to the extent the notice period is required to be served.

This contractual requirement resulted in a termination payment to Mr Bevan of $1,748,664 as disclosed in this report on page 55. Mr Bevan’s contract predated the 2009 Commonwealth legislative changes regarding termination benefits that can be made to senior executives. The termination benefits clause applying to Mr Wasow reflects the post 2009 legislative position.
Under the terms of Mr Bevan’s contract, if his employment was terminated on the basis of redundancy of the position or by Mr Bevan giving written notice to Alumina Limited in the event of a Significant Change (which is defined to be if Alumina Limited ceases to be listed on the Australian Securities Exchange, or if there was a significant change to Mr Bevan’s status and/or responsibilities that was detrimental to him, or if Alumina Limited decided the position was no longer required and suitable alternative employment was not offered, or Mr Bevan did not accept other employment within Alumina Limited or another employer), then Mr Bevan was entitled to:
statutory annual leave and long service leave entitlements (with long service leave paid pro rata if there is three years or more continuous service)
the aggregate of a notice payment of 12 months, a severance payment of 2.5 weeks per completed year of service, and an additional severance payment of 13 weeks.
7.2 2014 CHIEF EXECUTIVE OFFICER - PETER WASOW
Mr Wasow was appointed Chief Executive Officer, succeeding Mr Bevan from 1 January 2014.
Mr Wasow’s remuneration consists of four components, FAR, STI, LTI and an annual conditional grant of Share rights.
Mr Wasow’s FAR is $1,150,000 per annum as at 1 January 2014 and is subject to an annual review. Mr Wasow’s STI award is $300,000 per annum at target (or a maximum amount of $400,000). 50 per cent of his STI will be determined by reference to performance against individual objectives. The remaining 50 per cent will be determined by reference to an assessment of corporate objectives, subject to a minimum threshold of Alumina Limited making annual positive underlying earnings after excluding any non-recurring items not in the ordinary course of business or declaring a dividend. The full entitlement of STI will be paid in cash.
Mr Wasow may be invited to participate in the ESP, which may provide Performance Rights to receive up to $400,000 in Alumina Limited shares. Mr Wasow’s first grant of Performance Rights was in 2014 subject to shareholder approval, at the 2014 Annual General Meeting.
Each year during Mr Wasow’s employment, he will be granted conditional rights to receive $200,000 in Alumina Limited shares (as valued by VWAP around the time of grant), which will vest upon Mr Wasow being employed by Alumina Limited for a period of 18 months from the grant date. Upon vesting of the share rights, Mr Wasow will be provided with the relevant number of shares, which will be purchased on market. While Mr Wasow remains employed by Alumina Limited, the shares cannot be disposed of unless and until three years has elapsed from the date of the relevant grant of share rights.
Mr Wasow’s employment may be terminated immediately for any conduct that would justify summary dismissal.
Mr Wasow may resign at any time on giving 12 months written notice, and Alumina Limited may terminate Mr Wasow’s employment on 12 months’ written notice. Alumina Limited may, at its discretion, make a payment in lieu of some or all of the notice period. Any payment to be made to Mr Wasow in lieu of notice shall be calculated based on his FAR. He would also receive any statutory entitlements.
In addition to the above, if Mr Wasow’s employment is terminated on the basis of redundancy and he is not offered suitable alternative employment, or if Mr Wasow gives written notice to Alumina Limited in the event of a Significant Change (which is defined to be if Alumina Limited ceases to be listed on the Australian Securities Exchange, or if there is a significant change to his status and/or responsibilities which is detrimental to Mr Wasow), then Mr Wasow is entitled to:
a pro-rata payment in respect of long service leave where he has had three years or more continuous service a severance payment of 2.5 weeks per completed year of service, pro-rated for completed months of service, plus an additional 13 week ex gratia payment in applicable cases, outplacement support.
If the Board determines that his status is that of a good leaver any unvested share rights that have been granted to him in accordance with the annual grant of conditional rights and would have vested had he remained in employment during any period for which he is paid in lieu of notice, will immediately vest and the applicable shares will be transferred to him upon termination.
If Mr Wasow’s employment ceases within three years from the grant date of any share rights that have been granted to him in accordance with the annual grant of conditional rights and that have vested, and the Board determines that his status is not that of a good leaver, the shares received on vesting may be subject to immediate forfeiture.
The above termination entitlements are subject to any restrictions imposed by the Corporations Act.
Under the terms of his contract Mr Wasow was entitled to reimbursement of costs associated with relocation from Adelaide to Melbourne, including certain transaction costs up to $150,000 associated with him acquiring a residence in Melbourne.
In addition to annual leave, Mr Wasow is entitled to a further 10 days of paid leave for each completed year of service.
Such leave does not accrue from year to year and is not payable on termination of employment.
Alumina Limited will reimburse Mr Wasow the cost of receiving personal financial advice up to a maximum of $3,000 per annum.

7.3 SENIOR EXECUTIVE REMUNERATION
Service agreements - Mr Thiris, Mr Foster and Mr Wood
Alumina Limited has entered into a service contract with Mr Thiris, Mr Foster and Mr Wood. The contracts are not fixed term and each provides the following:
1. Remuneration and employment conditions.
2. Powers and duties.
3. If Mr Thiris’, Mr Foster’s or Mr Wood’s employment is terminated on the basis of redundancy of their position or if they give written notice to Alumina Limited in the event of a Significant Change (which is defined to be if Alumina Limited ceases to be listed on the Australian Securities Exchange, or if there is a significant change to their status and/or responsibilities that is detrimental to them, or if Alumina Limited decides their position is no longer required and suitable alternative employment is not offered or if they do not accept other employment), then Mr Thiris, Mr Foster or Mr Wood (as relevant) are entitled to:
statutory annual leave and long service leave entitlements (with long service leave paid pro rata if there is three years or more continuous service) and the aggregate of: a notice payment of 12 weeks, a severance payment of 2.5 weeks per completed years of service and an additional severance payment of, in the case of Mr Thiris and Mr Foster, 13 weeks and in the case of Mr Wood, six weeks.
Mr Thiris, Mr Foster and Mr Wood are not entitled to the payment outlined above where the reason for a Significant Change is poor performance or inability to fulfil agreed responsibilities. Mr Thiris, Mr Foster and Mr Wood are not entitled to retirement benefits other than superannuation entitlements.
It is a requirement that the Company provides six months’ notice to terminate the contract and the senior executives provide three months’ written notice of termination in the case of Mr Thiris and Mr Foster. The relevant notice periods are four months’ and two months’ notice respectively in the case of Mr Wood.
In addition to any entitlements conferred on them by their service contract, each senior executive is entitled to receive, on termination of employment, their statutory entitlements of accrued annual and long service leave, together with any superannuation benefits. None of the senior executives are entitled to receive any other additional termination payments, other than those previously mentioned and any vesting of shares under the ESP.
7.4 OPTION PLANS
Alumina Limited does not have any option plans available to Non-Executive Directors, senior executives and managers (including Executive Directors) other than the ESP under which the Performance Rights are provided to senior executives.
8. PERFORMANCE OUTCOMES FOR 2013
8.1 COMPANY PERFORMANCE
RELATING REWARDS TO PERFORMANCE
The Corporations Act specifies the inclusion of additional information in relation to the performance of the Company in Table 5.0. Table 5.0 provides details of the historical performance of Alumina Limited since 2009. Alumina Limited’s share price from 2009 to 2013 moved through the following ranges.
ALUMINA LIMITED SHARE PRICE 2009-2013
AUD $3
$2
$1
0
31/12/09 31/12/10 31/12/11 31/12/12 31/12/13

TABLE 5.0

HISTORICAL PERFORMANCE OF ALUMINA LIMITED	2013	2012	2011	2010	2009
Dividends declared per share	Nil	Nil	US 6 cents	US 6 cents	2
Percentage change in share price	20	(21)	(55)	32	32
Net Profit/(Loss) After Tax ($million)	US$0.5m	(US$56m)	US$127m	US$35m	$26m
Percentile ranking of TSR against ASX 100 and International Comparator Groups	18[1] 30[2]	27 33	46 43	4 10	4 3
Per cent increase in fixed remuneration	4	3	6	4	3
Percentage of total remuneration relating to short-term incentive	22[3]	41	38	33	36
Percentage of total remuneration relating to vested long-term incentive[4]	8	Nil	Nil	Nil	Nil

[1] TSR ranking of 18 is applicable to Performance Rights granted in 2011 under the ESP against the ASX Comparator Group, performance period 8 December 2010 to 6 December 2013, calculated on the average closing share price over the 20 trading days up to and including the start of the performance period, and on the average closing share price over the 20 trading days up to and including the end of the performance period

[2] TSR ranking of 30 is applicable to Performance Rights granted in 2011 under of the ESP against the International Comparator Group, performance period 8 December 2010 to 6 December 2013, calculated on the average closing share price over the 20 trading days up to and including the start of the performance period, and on the average closing share price over the 20 trading days up to and including the end of the performance period

[3] Percentage is calculated by reference to FAR as at 31 December 2013.

[4] Represents the average applicable to senior executives.

52

The performance of the Company is measured by TSR and growth in the Company's profit. Over the period from 2009 to 2013, LTI awards for senior executives have been aligned to a three year TSR performance by the Company. The LTI awards are aligned solely to TSR performance, which directly reflects changes in shareholder wealth.

8.2 PERFORMANCE UNDER THE STI PLAN

STI performance against objectives for the 2013 financial year

For each individual, the Compensation Committee reviews performance against a corporate and personal objective scorecard at the end of each year to determine what, if any, STI rewards are applicable. The Committee's decision is usually made early in the new financial year. In making its assessment, the Committee considers actual performance results as well as internal and external factors that may have contributed to the results. The Committee receives:

- financial targets, actual performance and underlying assumptions. The AWAC return on capital, Alumina Limited cash flow from operations and Alumina Limited earnings per share measure have been used as a performance hurdle in the STI plan because they are considered an appropriate means of measuring Company performance.
- key activities underpinning each non-financial objective.
- actual performance outcomes.
- management commentary around key factors and management decisions leading to performance outcomes.
- individual performance objectives and indicative performance.

In determining STI awards for the year, the Committee reviews each scorecard objective, actual performance outcomes and internal and external factors contributing to the outcome. Achievement against the objectives is measured against a five point guideline, ranging from did not meet expectations to significantly exceeded objectives. The measurement is a continuous assessment between these points, with the Committee determining in its discretion the degree of achievement of the objectives.

For corporate objectives, minimum performance thresholds must be met for any STI payments for corporate objectives to be made, being – Alumina Limited must have underlying earnings at the end of the financial year or declare a dividend. An outline of the corporate objectives set and the results achieved are set out in Table 6.0 on page 53. There are some matters relating to corporate objectives which are commercially sensitive and for that reason are not disclosed.

For personal objectives, individuals are assessed on their actual performance against annual individual objectives agreed to at the beginning of the performance period. These personal objectives relate to key areas of performance over which the individual had accountability and influence and are linked to corporate objectives. An outline of the personal objectives set and the results achieved are set out in Table 7.0 on page 54.

Where on balance, all objectives have been met, the individual is awarded an STI payment at target.

TABLE 6.0

CORPORATE SCORECARD – 50% OF POTENTIAL STI AWARD				
FINANCIAL OBJECTIVES	**Performance measures**	**Reason chosen**	**Performance assessment**	**Result**
	AWAC Return On Capital (ROC)	Critical measure of the effectiveness of invested capital for AWAC	Achievement of the AWAC operating plan ROC for the financial year	The AWAC ROC for 2013 exceeded the operating plan and the target was met
	Alumina Limited Earnings Per Share (EPS)	Financial barometer of the profitability of Alumina Limited and success of management initiatives	Achievement of the Alumina Limited EPS target based on the AWAC operating plan and Alumina Limited corporate plan for the financial year	The Alumina Limited EPS for 2013 exceeded the operating plan and the target was met
	Alumina Limited cash from operations	Indicator of whether the Company generates sufficient positive cash flow to maintain its target capital structure, or whether it may require external financing. Considered an appropriate measure of management's short-term performance under the AWAC joint venture agreement. Also a basis for payment of dividends to shareholders.	Achievement of target dividends received from AWAC less corporate costs and funding costs for Alumina Limited	Ensured receipt of targeted US$107 million of dividends and distributions from AWAC as a result of agreements reached between Alumina Limited and Alcoa Minimised equity calls from AWAC through utilisation of available cash within AWAC without impacting dividends or distributions that could be received Reductions in Company finance and corporate costs contributed to improved cash from operating results. Target was met
CORPORATE OBJECTIVES	Shareholder relationship	Measures Alumina Limited's performance against set objectives relating to its interface with its shareholders and industry players	Level of improved disclosure of information to shareholders and understanding of financial results and corporate strategy	Provide to shareholders bauxite and alumina market and industry analysis. Improved transparency in AWAC performance, operations and industry position. Utilised relationships and other industry participants to consider potential changes in industry structure and Company's participation in possible changes.
	AWAC relationship	Measures Alumina Limited's performance against set objectives relating to its strategic interface with AWAC stakeholders	Effectiveness of working relationship with Alcoa, governance activities and input into AWAC strategy and major decisions	Pursued with AWAC the proposition of third party sales of bauxite, reviewed with potential customers potential bauxite sales and undertook with AWAC analysis of seaborne bauxite market Recommended alternative energy arrangements and strategies for AWAC alumina refineries Worked with Alcoa to minimise cash requirements and ensured AWAC divideneds and distiributions of US$107 million in 2013 Implementation of arrangements for distribution of cash flows in 2014 and ongoing plans for cash flow arrangements Some progress but insufficient outcomes as yet.
	Maximise shareholder return	Measures Alumina Limited's performance against set objectives relating to maximising shareholder returns	Actions taken within Alumina Limited or AWAC to generate shareholder return	Debt levels reduced in 2013 to US$160m and credit rating maintained. Significant improvement in terms of bank facility arrangements. Achieved 9% reduction in corporate costs. Targets met and exceeded.

53

TABLE 7.0

PERSONAL OBJECTIVES - 50% OF POTENTIAL STI AWARD
Performance measures	Reason chosen	Performance assessment	Result
In consultation with Alcoa, review industry changes and consider opportunities to enhance asset portfolio	To enhance AWAC performance and deliver stronger returns to the partners and further reduce the AWAC alumina refineries position on the cost curve	Effective review undertaken of industry structural opportunities and outcomes assessed. Steps taken but no result.	Not achieved
Reduce Alumina Limited’s corporate costs	Improve internal operating efficiency and improve profitability	9% reduction in corporate cost compared to prior year	At target
Restructure the Company’s debt facilities and reduce Company debt to less than US$200m	A sound balance sheet with key banking relationships is critical to the Company strength, stability and future success	Changed facility structure and obligations to the benefit of Alumina Limited. Reduced debt levels as a result of CITIC equity in Feb 2013, with added value of highly credible strategic investor.	Exceeded expectations
Clarify the distribution of cash flows by AWAC in 2014	To establish a planning basis for potential payment of dividends to shareholders and repayment of debt	Arrangements reviewed and approach agreed with Alcoa on cash distribution strategy and equity calls from AWAC.	At target
In conjunction with Alcoa, study energy options to improve the cost position of refineries	Reduce operating costs at refineries and improve AWAC’s ability to generate profits	Proposed long-term energy options for the joint venture and a strategy. Momentum established but no result.	Not achieved
Establish further governance processes within AWAC	Protect and enhance shareholder interests in AWAC	Agreement reached and implementation of governance processes. Achieved agreed outcome on legal settlements.	At target
Devise capital management strategies for AWAC	Efficient use of capital which reduces the size of the equity calls from AWAC to fund projects. Maximises net cash inflows from AWAC	Effective capital management strategies advanced. Presented alternative asset ownership and funding structures to Alcoa.	Not achieved

INFLUENCE OF PERFORMANCE OUTCOMES ON STI PAYMENTS
At the end of the performance period, the Committee made an assessment of the extent of achievement against each corporate scorecard objective. The 2013 performance; AWAC return on capital and Alumina Limited’s earnings per share exceeded the Company Plan, after normalising the 2013 Company return on capital and earnings for actual 2013 aluminium and alumina prices and exchange rates. Alumina Limited’s cash flow from operations of US$67 million met expectations with US$107 million of dividends and distributions received as when compared with the corporate plan.
Following the Committee’s assessment, the corporate scorecard performance was determined based on the overall level of performance achieved across all corporate scorecard objectives. The Committee assessed the financial and non-financial objectives of the scorecard and determined that despite partial achievement of the objectives, no STI payment would be made for corporate objectives due to there being an underlying loss for 2013 and no dividend being declared for 2013.
8.3 PERFORMANCE UNDER THE LTI PLAN
Following testing, the number of Performance Rights senior executives will receive is determined according to the scale outlined under vesting arrangements in Table 3.0 on page 46.
The Performance Rights granted in 2011 were tested against the TSR hurdles at the end of the three-year performance period in December 2013. The two TSR hurdles for those Performance Rights were not met and as a result, there was no vesting. There are two further tests of these Performance Rights, six and 12 months after the initial test. The Performance Rights granted in 2010 were retested twice in 2013 against the TSR hurdles. The TSR hurdles were partially met on the first test against the International Comparator Group resulting in 35 per cent of the total performance right allocation vesting. TSR performance hurdles were not met for the second and final retest. Therefore none of the remaining 2010 Performance Rights vested, and accordingly they lapsed.

9. REMUNERATION OUTCOMES FOR 2013

9.1 CHIEF EXECUTIVE OFFICER

Chart comparison of 2013 cash remuneration to potential remuneration

JOHN BEVAN


2013 cash[1]
Potential
FAR
STI
LTI

1. Refer table 4.0 on page 49

Chief executive officer – 2013 remuneration outcome

Fixed Annual Reward

In 2013 Mr Bevan received $1,189,900 in fixed remuneration (including superannuation) as per his Contract of Employment, an increase of $43,100 from 2012.

Short-term incentive

Mr Bevan received $286,000 or approximately 24 per cent of his potential short-term incentive payment made up of zero for corporate objectives and $286,000 for personal objectives as outlined in 8.2 (on page 52), representing approximately 70 per cent of the target for personal objectives and approximately 76 per cent of the maximum available incentive was forfeited.

Long-term incentive

Mr Bevan received 109,515 Alumina Limited shares in August 2013 as a result of vesting of 35 per cent of his potential entitlement under the 2009 tranche of Performance Rights granted in 2010 under the Alumina Limited's Employee Share Plan. Also, in 2013 there was no vesting of the Performance Rights granted in 2011. Following approval at the 2013 Annual General Meeting, Mr Bevan was granted additional Performance Rights. However, the earliest date on which those Performance Rights can vest is at the expiry of the three year vesting period, in December 2015.

Retirement

Mr Bevan gave 12 months' notice of his resignation as Chief Executive Officer on 27 November 2013. Mr Peter Wasow commenced as Chief Executive Officer of the Company on 1 January 2014. Mr Wasow was able to start as CEO relatively quickly upon Mr Bevan's resignation, thereby reducing the period of service required from Mr Bevan in relation to the 12 months' notice period. The Company made a payment in lieu of notice for nine months and 27 days under Mr Bevan's contract and accordingly his employment with Alumina Limited ceased on 31 January 2014. This payment in lieu of notice was made in February 2014 with respect to the fixed annual reward and STI payment at target performance. In 2014, Mr Bevan was also paid entitlements of unused annual leave of $92,000. Mr Bevan's employment contract was entered into in April 2008, prior to the introduction of the Terminations Benefit Legislation and the limits placed on that legislation did not apply to Mr Bevan's cessation of employment.

Mr Bevan also held 1,352,900 Performance Rights under the Alumina Employee Share Plan (ESP) at the time of his cessation of employment. The Board determined that 265,800 of the Performance Rights lapsed and 1,087,000 would continue to be held and tested at times provided for under the ESP. Those Performance Rights would, in relation to future performance testing, be treated in the same manner as all other Performance Rights under the ESP. The value of Performance Rights included in Table 8.0 reflects accounting requirements that the whole unamortised value of the remaining Performance Rights be expensed on cessation of employment.

TABLE 8.0 – CHIEF EXECUTIVE OFFICER'S 2013 REMUNERATION

	JOHN BEVAN 2013 $	JOHN BEVAN 2012 $
Short-term benefits		
Fixed remuneration – cash[1]	1,172,778	1,130,677
Short-term incentive[2]	286,000	573,400
Non-monetary benefits[3]	46,257	60,848
Post-employment		
Superannuation – Company contributions[4]	17,122	16,123
Termination pay[5]	1,748,664	n/a
Equity		
Share-based payments[6]	444,795	423,149
TOTAL REMUNERATION	**3,715,616**	**2,204,197**

[1] Fixed remuneration is the total cost of salary, exclusive of superannuation.
[2] Short-term incentive for Mr Bevan reflects the cash value paid for the years ended 31 December 2013 and 31 December 2012.
[3] Non-monetary benefits comprise accrued annual leave and long service leave.
[4] Superannuation contributions reflect the SGC payment.
[5] Termination benefit relates to the retirement benefit accrued in 2013 for payment in lieu of notice (nine months and 27 days including at target STI).
[6] In accordance with AASB 2, the value attributed to Performance Rights represents the amortisation for the reporting period of the value at grant date of all previously granted Performance Rights that have neither vested nor lapsed. The value at grant date is amortised over a three year period.

55

9.2 SENIOR EXECUTIVES

Chart comparison of 2013 cash remuneration to potential remuneration

CHRIS THIRIS


2013 cash[1]
Potential
FAR
STI
LTI

STEPHEN FOSTER


2013 cash[1]
2
Potential
FAR
STI
LTI

ANDREW WOOD


2013 cash[1]
2
Potential
FAR
STI
LTI

[1] Refer table 4.0 on page 49.
[2] The 2013 LTI cash component relates to Performance Rights granted in 2010 and partially vesting in 2013. Mr Thiris was appointed in December 2011 and therefore the 2010 LTI award was not applicable to him.

TABLE 8.1

OTHER SENIOR EXECUTIVES	CHRIS THIRIS CHIEF FINANCIAL OFFICER		STEPHEN FOSTER GENERAL COUNSEL/ COMPANY SECRETARY		ANDREW WOOD GROUP EXECUTIVE STRATEGY AND DEVELOPMENT
	2013 $	2012 $	**2013 $**	2012 $	**2013 $**
Short-term benefits					
Fixed remuneration – cash[1]	**631,378**	608,877	**467,278**	450,677	**324,678**
Short-term incentive[2]	**145,000**	175,000	**108,000**	163,400	**60,000**
Non-monetary benefits[3]	**45,179**	57,013	**7,837**	31,020	**28,201**
Post-employment					
Superannuation – Company contributions[4]	**17,122**	16,123	**17,122**	16,123	**17,122**
Equity					
Share based payments[5]	**85,021**	n/a[6]	**157,851**	139,241	**54,345**
Total remuneration	**923,700**	857,013	**758,088**	800,461	**484,346**

[1] Fixed remuneration is the total cost of salary exclusive of superannuation. Mr Foster's FAR, including superannuation; from 1 January 2014 is $499,000 per annum. Mr Thiris' FAR, including superannuation from 1 January 2014, is $668,000 per annum. Mr Wood's FAR, including superannuation from 1 January 2014 is $352,100
[2] Short-term Incentive (STI) reflects the cash value paid for the years ended 31 December 2013.
[3] Non-monetary benefits comprise accrued annual leave, long service leave and a value for car parking.
[4] Superannuation contributions reflect the Superannuation Guarantee payment.
[5] In accordance with AASB 2, the value attributed to Performance Rights represents the amortisation for the reporting period of the value at grant date of all previously granted Performance Rights that have neither vested nor lapsed. The value at grant date is amortised over a three year period.
[6] Performance Rights for 2012 are issued based on 2011 employment. Mr Thiris was appointed Chief Financial Officer in December 2011 and as such, no Performance Rights were offered to Mr Thiris in respect of 2012.

56

9.3 REMUNERATION TABLES
TABLE 8.2
2013 INCENTIVES - MOST HIGHLY REMUNERATED EXECUTIVES
John Bevan Chief Executive Officer
Chris Thiris Chief Financial Officer
Stephen Foster General Counsel/ Company Secretary
Andrew Wood Group Executive Strategy and Development
% % % %
Short-term incentive
Percentage paid 24 32 32 36
Percentage forfeited 76 68 68 64
Long-term incentive
Percentage vested
June 20131 35 n/a 35 35
December 20131 - n/a - -
Percentage lapsed
June 2013 n/a n/a n/a n/a
December 20131 65 n/a 65 65
Percentage of remuneration
Comprising variable remuneration 19.67 24.90 35.07 23.61
Comprising fixed remuneration 80.33 75.10 64.93 76.39
1 The 2009 tranche of Performance Rights (granted in 2010) were subject to retesting in June 2013 and December 2013. 35% of Performance Rights vested and the remaining 65% lapsed.

LTI PERFORMANCE RIGHTS GRANTED TO SENIOR EXECUTIVES

TABLE 8.3

DETAILS OF PERFORMANCE RIGHTS GRANTED AS REMUNERATION

	RIGHTS NUMBER[1]	DATE OF GRANT	% VESTED IN 2013	% LAPSED IN 2013	PERFORMANCE RIGHTS YET TO VEST[2]	FINANCIAL YEAR IN WHICH GRANTS MAY VEST[7]	VALUE OF RIGHTS OUTSTANDING[8] 31/12/13 $ MIN[3]	$ MAX[4]
John Bevan	312,900	Feb–10[5]	35	65	–	–	–	–
	265,800	Feb–11[5]	–	100	–	–	–	–
	418,500	Mar–12	–	–	418,500	2014	–	329,360
	668,500	Feb–13[5]	–	–	668,500	2015	–	584,938
Chris Thiris[6]	291,500	Feb–13	–	–	291,500	2015	–	255,063
Stephen Foster	105,200	Feb–10	35	65	–	–	–	–
	86,600	Feb–11	–	–	86,600	2013	–	175,798
	136,300	Mar–12	–	–	136,300	2014	–	107,268
	217,700	Feb–13	–	–	217,700	2015	–	190,488
Andrew Wood	34,800	Feb–10	35	65	–	–	–	–
	28,600	Feb–11	–	–	28,600	2013	–	58,058
	48,000	Mar–12	–	–	48,000	2014	–	37,776
	76,800	Feb–13	–	–	76,800	2015	–	67,200

[1] The terms of Performance Rights granted to John Bevan, Chris Thiris, Stephen Foster and Andrew Wood were not altered during the 2013 year.
[2] Performance Rights for 2013 were issued based on 2012 employment. Performance Rights issued in 2012 were based on 2011 employment.
[3] The minimum value of the grant is $nil if the performance conditions are not met.
[4] The maximum value has been calculated by reference to valuations determined on the basis as outlined in Note (A) to Table 8.5.
[5] Mr Bevan's Performance Rights were granted subject to shareholder approval at the relevant Annual General Meetings held in the May of the year in which they were granted.
[6] Mr Thiris joined Alumina Limited as Interim Chief Financial Officer in September 2011 and was appointed Chief Financial Officer in December 2011. The long-term incentive (ESP) was not applicable for his service in 2011.
[7] Performance Rights that do not vest at the conclusion of their three year testing period are subject to retesting six and 12 months after the initial test.
[8] This shows the fair value of the Performance Rights at grant date. Refer to Tables 8.0 and 8.1 for amounts expensed in accordance with AASB 2.

58

The following Performance Rights were granted in February 2013 for employment in 2013: Chris Thiris 291,500, Stephen Foster 217,700 and Andrew Wood 76,800.

The terms and conditions of each grant of Performance Rights affecting remuneration in the previous, current or future reporting periods are as follows:

TABLE 8.4

GRANT DATE	END OF PERFORMANCE PERIOD[1]	VALUE PER PERFORMANCE RIGHT AT GRANT DATE[2] $
12/02/2010	20/12/2012	1.28
18/02/2011	06/12/2013	2.03
09/03/2012	11/12/2014	0.79
08/02/2013	07/12/2015	0.88

[1] For Performance Rights granted in 2009 onwards, if less than 100% vest when tested initially at the end of the three-year period, two further tests apply six and 12 months after the initial test. Any Performance Rights that do not vest after the second retest will lapse. Performance Rights granted in 2010 and initially tested in December 2012 did not meet the vesting criteria. As a result a further two tests were conducted in June 2013 and December 2013. At the June 2013 performance test, the Company's TSR ranked at the 60th percentile for the International Comparator Group. As a consequence, eligible participants received 35% of the entire potential vesting.

[2] Value per Performance Right is independently calculated by Mercer Consulting (Australia) using the assumptions underlying the Black–Scholes methodology to produce a Monte Carlo simulation model which allows the incorporation of the hurdles that must be met before the Performance Rights vest.

Set out below are the assumptions made for the Performance Rights granted on 8 February 2013:

Share price at valuation date	$1.15
Risk-free rate	2.80%
Dividend yield	3.00%
Volatility	41%
Initial TSR	29.8%
Post-vesting withdrawal rate	Nil

59

TABLE 8.5

VALUE OF PERFORMANCE RIGHTS FOR THE YEARS ENDED 31 DECEMBER 2013 AND 31 DECEMBER 2012
		(A)	(B)	(C)	(D)	(E)
Director/Senior Executive	Year	Value granted Performance Rights $	Value vested Performance Rights $	Value lapsed Performance Rights $	Total Column Performance Rights A+B- C $	Value as proportion of remuneration %
John Bevan	2013	584,938	140,179	(799,907)	(74,790)	(2.01)%
	2012	329,360	-	(193,516)	135,844	6.16%
Chris Thiris1	2013	255,063	-	-	255,063	27.61%
	2012	-	-	-	-	-
Stephen Foster	2013	190,488	47,130	(87,526)	150,092	19.80%
	2012	107,268	-	(114,736)	(7,468)	(0.93)%
Andrew Wood	2013	67,200	15,590	(28,954)	53,836	11.12%

1 Mr Thiris joined Alumina Limited as Interim Chief Financial Officer in September 2011 and was appointed Chief Financial Officer in December 2011. The long-term incentive was not applicable for his service in 2011 hence no Performance Rights were allocated to him in 2012.
Table 8.5 shows the total value of any Performance Rights granted, exercised and lapsed in the year in relation to Directors and senior executives, based on the following assumptions:
(A) The value of Performance Rights granted in the year reflects the value of a Performance Right, multiplied by the number of Performance Rights granted during 2012 and 2013. Performance Rights were valued independently by Mercer Consulting (Australia) using the assumptions underlying the Black-Scholes methodology to produce a Monte Carlo simulation model that accommodates features associated with Alumina Limited’s ESP such as exercise, lapsed and performance hurdles. The rights are those granted in 2013. Performance Rights issued in 2013 relate to performance during 2012.
(B) The value of Performance Rights vesting is determined by the number of vested rights multiplied by the market price at the vesting date.
(C) The value applicable to Performance Rights at lapse date has been determined by using the value at grant date as calculated by Mercer Consulting (Australia) multiplied by the number of rights which have lapsed.
(D) The total value is the sum of the value of Performance Rights granted during 2013, plus the value of Performance Rights vested during 2013, less the value of Performance Rights that lapsed during 2013.

TABLE 8.6

SENIOR EXECUTIVE – HOLDINGS OF PERFORMANCE RIGHTS FOR THE YEARS ENDED 31 DECEMBER 2013 AND 31 DECEMBER 2012

		Balance at 1 January[1]	Number granted during the year as remuneration[2]	Number vested during the year	Number lapsed during the year[3]	Number exercised during the year	Balance at 31 December
CEO							
John Bevan	**2013**	**997,200**	**668,500**	**(109,515)**	**(469,185)**	**–**	**1,087,000**
	2012	770,300	418,500	–	(191,600)	–	997,200
Senior Executives							
Chris Thiris[4]	**2013**	**–**	**291,500**	**–**	**–**	**–**	**291,500**
	2012	–	–	–	–	–	–
Stephen Foster	**2013**	**328,100**	**217,700**	**(36,820)**	**(68,380)**	**–**	**440,600**
	2012	305,400	136,300	–	(113,600)	–	328,100
Andrew Wood	**2013**	**111,400**	**76,800**	**(12,180)**	**(22,620)**	**–**	**153,400**
	2012	75,700	48,000	–	(12,300)	–	111,400

[1] Includes the number of Performance Rights granted that were subject to testing in 2013 but not yet vested.
[2] Performance Rights granted in 2013 for the three-year performance test period concluding in December 2015.
[3] For Performance Rights granted under ESP in 2010 and tested in December 2012 were subject to two further tests applied over a (four week period) six and 12 months after the initial test. The testing of those Performance Rights in 2013 resulted in 35% of all of those Performance Rights being awarded, and 65% lapsing.
[4] Mr Thiris joined Alumina Limited as Interim Chief Financial Officer in September 2011 and appointed Chief Financial Officer in December 2011. The long-term incentive (Employee Share Plan) was not applicable for his service in 2011. Mr Thiris received Performance Rights granted in 2013 in respect of work completed in 2012.

61

SENIOR EXECUTIVE SHAREHOLDING

TABLE 8.7

SENIOR EXECUTIVE SHAREHOLDINGS FOR THE YEARS ENDED 31 DECEMBER 2013 AND 31 DECEMBER 2012

		Balance of shares as at 1 January[1]	Shares acquired during the year under Employee Share Plan[2]	Other shares acquired during the year	Shares sold during the year	Balance of shares held at 31 December
John Bevan	**2013**	**432,152**	**109,515**	**302,500**	**–**	**844,167**
	2012	432,152	–	–	–	432,152
Chris Thiris	**2013**	**–**	**–**	**40,000**	**–**	**40,000**
	2012	–	–	–	–	–
Stephen Foster	**2013**	**144,867**	**36,820**	**87,848**	**–**	**269,535**
	2012	144,867	–	–	–	144,867
Andrew Wood	**2013**	**25,500**	**12,180**	**–**	**–**	**37,680**
	2012	25,500	–	–	–	25,500

[1] Balance of shares held at 1 January and 31 December of the respective years include directly held, and nominally held shares, and shares held by personally related entities.
[2] Includes vested 2010 Performance Rights that were tested in June 2013. Does not include Performance Rights granted under the ESP but not vested.

10. NON-EXECUTIVE DIRECTOR REMUNERATION

In 2013 Alumina Limited's Non-Executive Directors, excluding the Chairman, received a base fee of $140,000 for fulfilling their duties as Directors. The Chairman received a base fee of $360,000. Non-Executive Director's base fees remained unchanged from the fee level set in 2011.

In addition to the base fee, each Director, other than the Chairman, receives Committee fees of:

- an aggregate total amount of $10,000 per annum for membership of Board Committees
- an additional $10,000 per annum for chairing of a Board Committees and $15,000 for chairing the Audit Committee.

The maximum remuneration for Non-Executive Directors is determined by resolution of shareholders. The maximum aggregate remuneration approved for Non-Executive Directors is $1,250,000 per annum. A total of $1,075,876 was paid in Non-Executive Director fees in 2013.

The Board reviewed Non-Executive Directors' fees and determined in the context of business conditions that there would be no increase for the 2014 year.

Non-Executive Directors receive, in addition to their fees, a Superannuation Guarantee Contribution (SGC). For 2013 this was initially nine per cent (and adjusted to 9.25 per cent in July 2013) of their fees to a maximum of $17,122 for the Chairman and $15,492 for other Non-Executive Directors excluding Mr Wasow and Mr Zeng. Mr Wasow as Chairman of the Audit Committee until 26 November 2013 received an additional $5,000 in remuneration compared to the other Non-Executive Directors and consequently his SGC was marginally higher at $15,947. Mr Zeng joined the Board in March 2013 and received $138,064 in total remuneration for 2013. His SGC for 2013 was $11,580. Non-Executive Directors do not receive any other retirement benefits.

TABLE 8.8

NON-EXECUTIVE DIRECTORS' REMUNERATION DETAILS

		SHORT-TERM BENEFITS		POST EMPLOYMENT		
		Fees – Cash	Non-monetary benefits	Superannuation Guarantee	Retirement Benefit accrued	Total Remuneration
John Pizzey	**2013**	**359,347**	**–**	**17,122**	**n/a**	**376,469**
	2012	360,000	–	16,123	n/a	376,123
Peter Hay	**2013**	**169,806**	**–**	**15,492**	**n/a**	**185,298**
	2012	170,000	–	15,300	n/a	185,300
Emma Stein	**2013**	**169,806**	**–**	**15,492**	**n/a**	**185,298**
	2012	170,000	–	15,300	n/a	185,300
Peter Wasow	**2013**	**174,800**	**–**	**15,947**	**n/a**	**190,747**
	2012	175,000	–	15,750	n/a	190,750
Chen Zeng	**2013**	**126,484**	**–**	**11,580**	**n/a**	**138,064**
Total	**2013**	**1,000,243**		**75,633**	**n/a**	**1,075,876**
	2012	875,000		62,473	n/a	937,473

62

10.1 NON–EXECUTIVE DIRECTOR SHARE ACQUISITIONS Each Non-Executive Director is required to hold shares in the Company having a value at least equal to 50 per cent of their annual fees at the expiry of five years from appointment as Directors. The requirement can be satisfied when shares are acquired during the Director’s first term or at the expiry of the five years. TABLE 8.9

NON–EXECUTIVE DIRECTOR SHAREHOLDINGS FOR THE YEARS ENDED 31 DECEMBER 2013 AND 31 DECEMBER 2012 Balance 1 January1 Other shares acquired during the year2,3 Balance 31 December1
John Pizzey	2013	65,445	–	65,445
	2012	65,445	–	65,445
Peter Hay5	2013	112,598	–	112,598
	2012	112,598	–	112,598
Emma Stein	2013	14,281	25,500	39,781
	2012	14,281	–	14,281
Peter Wasow	2013	–	50,000	50,000
	2012	–	–	–
Chen Zeng4	2013	4,804	–	4,804

1 Balance of shares held at 1 January and 31 December of the respective years include directly held shares, nominally held shares, and shares held by personally related entities. 2 Ms Stein purchased 25,500 shares indirectly as beneficiary of her Superannuation Fund. 3 Mr Wasow purchased 50,000 shares indirectly as beneficiary of his Superannuation Fund. 4 Mr Zeng was appointed a Non-Executive Director of the Company in March 2013. 5 Mr Hay resigned from the Company on 31 December 2013. His shareholding is of that date. 11. REMUNERATION GOVERNANCE AND PROCESS 11.1 INTERNAL GOVERNANCE Alumina Limited’s Board of Directors has delegated responsibility to the Compensation Committee (the “Committee”) to: devise a remuneration strategy and policy establish appropriate performance objectives and measures provide the Board with remuneration recommendations to consider oversee the implementation of the remuneration strategy and policy. In developing and maintaining the Company’s remuneration strategy and structures, the Committee evaluates the relevance of the strategy and structures against industry standards and community yardsticks. Where possible, it verifies the appropriateness of the strategy and structures by reference to information and advice external to the Company. The Committee believes that the outcome of the remuneration strategy and associated structures continues to meet the Company’s overall business and remuneration objectives. The remuneration objectives are structured so that: shareholders’ interests and employee interests are in alignment the Company is able to attract, develop and retain superior talent rewards are linked to performance. The Committee met five times in 2013 (2012: five times), with senior executives attending certain meetings by invitation. In seeking to achieve the objective of attracting and retaining motivated and high-quality talent, the Compensation Committee periodically conducts a review of the senior executive remuneration to ensure that it is competitive in the talent marketplace. The review determines if the quantum of fixed and variable remuneration for each senior executive is appropriately competitive in comparison to remuneration levels of executives in similar-sized companies and with similar job responsibilities. The duties and responsibilities delegated to the Committee by the Board are set out in the Committee’s Charter, which is available on the Company’s website www.aluminalimited.com/ compensation-committee/ 63

11.2 REMUNERATION CONSULTANTS The Compensation Committee is empowered to seek advice from independent remuneration consultants on matters relating to remuneration including developing and implementing executive remuneration strategies, associated statutory obligations and the quantum of remuneration. Alumina Limited has established protocols for the engagement of remuneration consultants and the processes to be followed regarding recommendations. Relevant executives are trained on an annual basis to ensure they understand the procedures. In seeking remuneration advice from consultants, the Compensation Committee ensures that the advice is free from undue influence by: selecting the consultant briefing the consultant receiving the report directly from the consultant rather than via Company executives the consultant declaring that the remuneration recommendation is free from undue influence by the Key Management Personnel to whom it relates. In 2013 the Compensation Committee appointed Ernst & Young and Mercer Consulting (Australia) to provide specialist guidance in relation to executive remuneration. Ernst & Young provided guidance relating to: local and international remuneration trends and regulations market remuneration analysis on Board and executive remuneration the Remuneration Report advice regarding design and implementation of executive remuneration strategy or components of the executive remuneration framework ad hoc advice as requested. Under the terms of their engagement, Ernst & Young was paid approximately $107,000 (in cash) for their services, none of which related to remuneration recommendations. The payments in most part related to extensive work done in determining appropriate comparator companies and groups and providing other analysis and relevant remuneration information on which the Compensation Committee could base decisions. Remuneration consultants attended some Compensation Committee meetings to deal with remuneration matters. This report is made in accordance with a resolution of the Directors. JOHN PIZZEY Chairman 7 March 2014 AUDITOR’S INDEPENDENCE DECLARATION As lead auditor for the audit of Alumina Limited for the year ended 31 December 2013, I declare that to the best of my knowledge and belief, there have been: a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and b) no contraventions of any applicable code of professional conduct in relation to the audit. This declaration is in respect of Alumina Limited and the entities it controlled during the period. NADIA CARLIN Partner Melbourne 7 March 2014 PricewaterhouseCoopers Liability limited by a scheme approved under Professional Standards Legislation. 64

APPENDIX 1

ASX COMPARATOR GROUP				
Company	**2012**	**2013**	**2014**	**2015**
ABB Grain				
Adelaide Brighton	1	1		1
Amcor	1	1	1	
AMP	1	1		
Ansell	1	1	1	1
ANZ Banking Group	1	1		
APA Group	1	1		1
Aquila Resources	1	1		
Aristocrat Leisure			1	1
AGL Energy	1	1	1	1
ALS Group			1	1
APA Group			1	
Aquarius Platinum	1	1		
Arrium			1	1
Asciano	1	1	1	1
ASX	1	1	1	1
Atlas Iron	1	1	1	
Aurizon Holdings			1	1
Aurora Oil and Gas			1	1
Axa Asia Pacific Holdings	1	1		
Bank of Queensland	1	1	1	1
Beach Energy			1	1
Bendigo & Adelaide Bank	1	1	1	1
BHP Billiton	1	1		
Billabong	1	1		
Bluescope Steel	1	1	1	1
Boral	1	1	1	1
Boart Longyear	1	1	1	
Brambles	1	1		
Caltex Australia	1	1	1	1
Carsales.com				1
Challenger	1	1	1	1
Coca-Cola Amatil	1	1	1	1
Cochlear	1	1	1	1
Commonwealth Bank	1	1		
Computershare	1	1	1	1
Connect East Group	1	1		

65

ASX COMPARATOR GROUP				
Company	**2012**	**2013**	**2014**	**2015**
Crown	1	1	1	1
CSL	1	1		
CSR	1	1		
David Jones	1	1	1	1
Downer EDI			1	1
Duet Group	1	1	1	1
Echo Entertainment Group			1	1
Eldorado Gold CDI	1	1		
Energy Resources of Australia	1	1		
Equinox Minerals CDI	1	1		
Extract Resources	1	1		
Fairfax Media	1	1	1	
Flight Centre	1	1		1
Fortescue Metals GP	1	1		
Foster's Group	1	1		
Goodman Fielder	1			
Grain Corp			1	1
Harvey Norman Holdings	1	1	1	1
Henderson Group CDI	1	1		1
Iluka Resources	1	1	1	1
Incitec Pivot	1	1	1	1
Insurance Aust. Group	1	1	1	1
IOOF Holdings	1	1		
James Hardie Inds.	1	1	1	1
JB Hi-Fi	1	1		
Karoon Gas	1	1		
Leighton Holdings	1	1	1	1
Lynas	1	1	1	
Macarthur Coal	1	1		
Macquarie Group	1			
Goodman Group		1		
Macquarie Infra Group		1		
Metcash	1	1	1	1
Mineral Resources	1	1		1
Monadelphous Group			1	1
Mount Gibson Iron	1	1		
Myer Holdings	1	1	1	1
National Aust. Bank	1	1		

66

ASX COMPARATOR GROUP				
Company	**2012**	**2013**	**2014**	**2015**
Navitas				1
News Corp CDI B	1	1		
Newcrest Mining	1	1		1
Onesteel	1	1		
Oil Search	1	1	1	1
Orica	1	1	1	1
Origin Energy	1	1		
OZ Minerals	1	1	1	1
Paladin Energy	1	1	1	
Panust	1	1	1	1
Perpetual	1	1		1
Perseus Mining			1	
Platinum Asset Management	1	1		
Primary Healthcare	1	1	1	1
Qantas Airways	1	1	1	1
QBE Insurance Group	1	1		
Ramsay Health Care	1	1	1	1
Regis Resources			1	1
ResMed CDI	1	1	1	1
Rio Tinto	1	1		
Riversdale Mining	1	1		
Santos	1	1	1	
Seek	1	1	1	1
Seven Group Holdings	1	1		
Seven West Media			1	
Sims Metal Management	1	1	1	1
Singapore Telecom	1	1		
Sonic Healthcare	1	1	1	1
Spark Infrastructure Group			1	1
SP AusNet	1	1	1	1
Sydney Airport	1	1	1	1
UGL	1	1	1	1
Suncorp-Metway	1	1		
Tabcorp Holdings	1	1	1	1
Tatts Group	1	1	1	1
Telecom Corp NZ	1	1		
Telstra	1	1		
Toll Holdings	1	1	1	1

67

ASX COMPARATOR GROUP				
Company	2012	2013	2014	2015
Transurban Group	1	1	1	1
Treasury Wine Estates			1	1
Twenty-first Century Fox CDI 'B'				1
Wesfarmers (WES)	1	1		
Westpac Banking	1	1		
Whitehaven Coal	1	1	1	1
Woodside Petroleum	1	1		
Woolworths	1	1		
WorleyParsons	1	1	1	1

68

APPENDIX 2

INTERNATIONAL/INDUSTRY COMPARATOR GROUP				
Company	2012	2013	2014	2015
Aluminium Corporation of China			1	1
Agnico Eagle Mines	1	1		
Alcoa	1	1	1	1
Anglo American	1	1		
Arcelormittal	1	1		
Barrick Gold	1	1		
BHP Billiton Ltd	1	1		
BHP Billiton Plc	1	1		
Century Aluminium			1	1
Cia minas Buenaventura ADR	1	1		
China Steel	1	1		
Fortescue Metals	1	1		
Freeport-McMoran	1	1		
Gerdau PN	1	1		
Goldcorp	1	1		
Hindalco Industries			1	1
JFE Holdings	1	1		
Kinross Gold Corp	1	1		
Newmont Mining	1	1		
Newcrest Mining	1	1		
Nippon Steel	1	1		
Noranda Aluminium Holdings			1	1
Norsk Hydro	1	1	1	1
Nucor	1	1		
Posco	1	1		
Rio Tinto (Ltd)	1	1		
Rio Tinto (Plc)	1	1		
Shandong Nanshan Aluminium			1	1
Siderurgica Nacional on ADR	1	1		
Southern Copper	1	1		
Sumitomo Metals Inds	1	1		
Teck Resources B (CAD)	1	1		
Thyssenkrupp	1	1		
CVRD PNA (Vale Adr)	1	1		
United Company Rusal			1	1
Xstrata	1	1		

69

[Graphic Appears Here]

The financial report cover the consolidated entity consisting of Alumina Limited (the Company) and its subsidiaries. The financial report is presented in US dollars.
Alumina Limited is a Company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is: Alumina Limited, Level 12, IBM Centre, 60 City Road, Southbank Victoria 3006.
A description of the nature of the consolidated entity’s operations and its principal activities is included in the operating and financial review on pages 28-36 of the annual report. Operating and financial review is not part of these financial statements.
The financial statements were authorised for issue by the Directors on 7 March 2014. The Directors have the power to amend and reissue the financial statements.
Through the use of the internet, we have ensured that our corporate reporting is timely and complete. All press releases, financial reports and other information are available at our Investor Centre on our website: www.aluminalimited.com.
FINANCIAL REPORT CONTENTS
FINANCIAL STATEMENTS
72
Consolidated Statement of Profit or Loss
and Other Comprehensive Income
73
Consolidated Balance Sheet
74
Consolidated Statement of Changes
in Equity
75
Consolidated Statement of Cash Flows
NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
76
1
Summary of significant accounting
policies
83
2
Financial risk management
86
3
Critical accounting estimates and
judgements
87
4
Revenue from continuing operations
87
5
Other income
88
6
Expenses
88
7
Income tax expense and deferred taxes
90
8
Earnings per share
90
9
Dividends
91
10
Cash and cash equivalents
91
11
Other assets
91
12
Investments in associates
94
13
Property, plant & equipment
94
14
Payables
95
15
Interest-bearing liabilities
96
16
Provisions
96
17
Contributed equity
97
18
Share-based payments
99
19
Reserves, retained profits and treasury shares
101
20
Notes to the consolidated statement of cash flows
102
21
Investments in controlled entities
104
22
Contingent liabilities
104
23
Commitments for expenditure
105
24
Related party transactions
105
25
Key management personnel disclosures
108
26
Remuneration of auditors
108
27
Segment information
109
28
Parent entity financial information
110
29
Events occurring after the balance sheet date
110
Directors’ declaration
111
Independent audit report to the members of
Alumina Limited

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE YEAR ENDED 31 DECEMBER 2013
NOTES
US$ MILLION
2013
2012
Revenue from continuing operations
4
0.3
0.1
Other income
5
140.1
0.6
General and administrative expenses
(17.2)
(19.0)
Finance costs
6(b)
(25.3)
(29.4)
Share of net loss of associates accounted for using the equity method
12(g)
(97.4)
(7.5)
Profit/(loss) before income tax
0.5
(55.2)
Income tax expense
7(a)
–
(0.4)
Profit/(loss) for the year attributable to the owners of Alumina Limited
0.5
(55.6)
Other comprehensive income/(loss)
Items that may be reclassified to profit or loss
Share of reserve movements accounted for using the equity method
19(c)(vi)
3.0
(0.9)
Foreign exchange translation difference
19(a)
(373.1)
(89.9)
Items that will not be reclassified to profit or loss
Re-measurements of retirement benefit obligations accounted for using the equity method
19(e)
67.7
(6.5)
Other comprehensive loss for the year, net of tax
(302.4)
(97.3)
Total comprehensive loss for the year attributable to the owners of Alumina Limited
(301.9)
(152.9)
Earnings per share for profit/(loss) from continuing operations attributable to the ordinary equity holders of the Company:
Basic earnings per share
8
Positive 0.02¢
Negative 2.3¢
Diluted earnings per share
8
Positive 0.02¢
Negative 2.3¢
The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2013
NOTES
US$ MILLION
2013
2012
CURRENT ASSETS
Cash and cash equivalents
10
24.0
10.1
Receivables
0.1
0.1
Other assets
11
23.7
4.9
Total current assets
47.8
15.1
NON-CURRENT ASSETS
Investments in associates
12(b)
2,798.9
3,296.1
Property, plant and equipment
13
0.2
0.2
Other assets
11
117.1
–
Total non-current assets
2,916.2
3,296.3
TOTAL ASSETS
2,964.0
3,311.4
CURRENT LIABILITIES
Payables
14
3.9
2.7
Interest-bearing liabilities
15
50.6
52.0
Derivative financial instruments
2(d)
6.4
4.6
Provisions
16
0.3
0.3
Other
0.2
0.2
Total current liabilities
61.4
59.8
NON-CURRENT LIABILITIES
Interest-bearing liabilities
15
108.6
622.5
Provisions
16
0.6
0.6
Total non-current liabilities
109.2
623.1
TOTAL LIABILITIES
170.6
682.9
NET ASSETS
2,793.4
2,628.5
EQUITY
Contributed equity
17
2,620.0
2,154.1
Treasury shares
19(e)
(1.3)
(1.5)
Reserves
19
(628.4)
(259.0)
Retained profits
19(d)
803.1
734.9
TOTAL EQUITY
2,793.4
2,628.5
The above consolidated balance sheet should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 DECEMBER 2013
NOTES
US$ MILLION
Contributed
Retained
Equity1
Reserves
Earnings
Total
Balance as at 1 January 2012
2,152.6
(168.8)
870.2
2,854.0
Loss for the year
–
–
(55.6)
(55.6)
Other comprehensive loss for the year
–
(90.8)
(6.5)
(97.3)
Transactions with owners in their capacity as owners:
Dividends declared
9
–
–
(73.2)
(73.2)
Movement in share based payments reserve
19(b)
–
0.6
–
0.6
Balance as at 31 December 2012
2,152.6
(259.0)
734.9
2,628.5
Balance as at 1 January 2013
2,152.6
(259.0)
734.9
2,628.5
Profit for the year
–
–
0.5
0.5
Other comprehensive loss for the year
–
(370.1)
67.7
(302.4)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs after tax
17
465.9
–
–
465.9
Movement in treasury shares
19(e)
0.2
–
–
0.2
Movement in share based payments reserve
19(b)
–
0.7
–
0.7
Balance at 31 December 2013
2,618.7
(628.4)
803.1
2,793.4
1 Treasury shares have been deducted from contributed equity.
The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 31 DECEMBER 2013
NOTES
US$ MILLION
2013 2012
Cash flows from operating activities
Payments to suppliers and employees (inclusive of goods and services tax) (14.7) (18.9)
GST refund received 0.6 0.8
Dividends received from associates 100.0 86.0
Distributions received from associates 7.3 9.1
Interest received 0.3 0.1
Finance costs (25.5) (28.2)
Other (0.5) (0.3)
Net cash inflow from operating activities 20(a) 67.5 48.6
Cash flows from investing activities
Payments for investment in associates 12(b) (12.0) (171.0)
Proceeds from return of invested capital 12(b) 3.0 –
Net cash outflow from investing activities (9.0) (171.0)
Cash flows from financing activities
Proceeds from share issue 17 467.2 –
Share issue transaction costs 17 (1.3) –
Proceeds from borrowings 70.0 240.0
Repayment of borrowings (581.4) (52.5)
Dividends paid – (73.2)
Net cash (outflow)/inflow from financing activities (45.5) 114.3
Net increase/(decrease) in cash and cash equivalents 13.0 (8.1)
Cash and cash equivalents at the beginning of the financial year 10.1 19.0
Effects of exchange rate changes on cash and cash equivalents 0.9 (0.8)
Cash and cash equivalents at the end of the financial year 10 24.0 10.1
The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2013

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. These consolidated financial statements are for the Group consisting of Alumina Limited and its subsidiaries (together referred to as the Group).

A BASIS OF PREPARATION

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards, and interpretations issued by the Australian Accounting Standards Board and the *Corporations Act 2001*. Alumina Limited is a for-profit entity for the purpose of preparing the financial statements.

(i) Compliance with International Financial Reporting Standards

The consolidated financial statements of the Group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

(ii) Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain financial assets and liabilities (including derivative instruments) at fair value through profit or loss.

76

(iii) Critical accounting estimates and judgements

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

(iv) Change in accounting policy

The adoption of the revised AASB 119 *Employee Benefits* resulted in two changes to the entity's accounting policy which affected items recognised in the financial statements:

- **Recognition of actuarial gains and losses (re-measurements)**. "Actuarial gains and losses" are renamed "re-measurements" and will be recognised immediately in other comprehensive income. Re-measurements recognised in other comprehensive income will not be recycled through profit or loss in subsequent periods. The revised standard does not mandate where re-measurements must be presented in equity. Alumina Limited has previously chosen to recognise actuarial gains and losses in profit or loss. On adoption of the revised standard, Alumina Limited has recognised re-measurements in other comprehensive income and these re-measurements continue to be presented in retained earnings.
- **Measurement of pension expense**. Annual expense for a funded benefit plan will include net interest expense or income, calculated by applying the discount rate to the net defined benefit asset or liability. This will replace the finance charge and expected return on plan assets. There will be no change in the discount rate, which remains a high quality corporate bond rate where there is a deep market in such bonds, and a government bond rate in other markets.

The revised standard is applied retrospectively. Adjustments to the retirement benefits obligations have been recognised in the consolidated statement of profit or loss and other comprehensive income for the prior period as outlined in the table below. There is no change to the amounts previously recognised in the consolidated balance sheet.

	Year ended 31 December 2012 US$ million	Increase/ (Decrease) US$ million	Year ended 31 December 2012 (Restated) US$ million
Profit or loss (extract) Share of net (loss)/profit of associates accounted for using the equity method	(14.0)	6.5	(7.5)
Other comprehensive income (extract) Re-measurements of retirement benefit obligations accounted for using the equity method	–	(6.5)	(6.5)
Basic EPS	Negative 2.5¢	Increase 0.2¢	Negative 2.3¢
Diluted EPS	Negative 2.5¢	Increase 0.2¢	Negative 2.3¢

The revised standard has also changed the accounting policy for the Group's annual leave obligations. As the Company expects all annual leave to be taken within 12 months of the respective service being provided, annual leave obligations are classified as short term employee benefits in their entirety. Therefore, the change had no impact on the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2013
1. Summary of Significant Accounting Policies (continued)
B PRINCIPLES OF CONSOLIDATION
(i) Subsidiaries
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Alumina Limited as at
31 December 2013 and the results of all subsidiaries for the year then ended. Alumina Limited and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.
Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has an ability to affect those returns through its power to direct the activities of the entity.
Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.
The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Group.
Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss and other comprehensive income, statement of changes in equity and balance sheet respectively.
(ii) Associates
Associates are those entities over which the consolidated entity has significant influence but not control or joint control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting, after initially being recognised at cost. The consolidated entity’s investment in associates includes goodwill identified on acquisition.
The Group’s share of its associates’ post acquisition profits or losses is recognised in the profit or loss, and its share of post-acquisition other comprehensive income is recognised in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates reduce the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.
Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.
(iii) Employee Share Trust
The Group has formed a trust to administer the Group’s employee share scheme. This trust is consolidated, as the substance of the relationship is that the trust is controlled by the Group.
Shares held by the Alumina Employee Share Plan Trust are disclosed as treasury shares and deducted from contributed equity.
C INCOME TAX
The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.
The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the reporting period in the countries where the Company’s subsidiaries and associates operate and generate taxable income.
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.
Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.
Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously. Alumina Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation. As a consequence, these entities are taxed as a single entity and the deferred tax assets and liabilities of these entities are set off in the consolidated financial statements.
Current and deferred tax balances attributable to amounts recognised directly in other comprehensive income and equity are also recognised directly in other comprehensive income and equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2013
1. Summary of Significant Accounting Policies (continued)
Additional withholding taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.
D FOREIGN CURRENCY TRANSLATION
(i) Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in US dollars, which is Alumina Limited’s presentation currency and functional currency.
(ii) Transactions and balances
Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the profit or loss, except when they are deferred in other equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.
(iii) Controlled foreign entities and associates
The results and financial position of all the Group entities and associates that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet income and expenses are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions)
all resulting exchange differences are recognised in other comprehensive income.
On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognised in other comprehensive income. When a foreign operation is sold, its proportionate share of such exchange differences are reclassified to the profit or loss, as part of the gain or loss on sale.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.
E PROPERTY, PLANT AND EQUIPMENT
(i) Owned assets
Items of property, plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.
(ii) Leased assets
The Group leases office facilities under an operating lease agreement. Payments made under this agreement are recognised in the profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognised in the statement of profit or loss and other comprehensive income as an integral part of the total lease expense over the term of the lease.
F RECEIVABLES
All trade debtors are recognised initially at fair value and subsequently measured at amortised cost, less provision for impairment. Collectability of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off by reducing the carrying amount directly. An allowance account (provision for impairment of trade receivables) is used when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the impairment allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The amount of the impairment loss is recognised in the profit or loss within other expenses. When a trade receivable for which an impairment allowance had been recognised becomes uncollectible in a subsequent period, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against other expenses in the profit or loss.
G CASH AND CASH EQUIVALENTS
Cash and cash equivalents comprise cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts.
H IMPAIRMENT OF ASSETS
The Group assesses at each reporting period whether there is objective evidence that the investment in associates is impaired. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2013
1. Summary of Significant Accounting Policies (continued)
I BUSINESS COMBINATIONS
The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets transferred, the liabilities incurred and the equity interests by the Group. The consideration transferred also includes the fair value of any asset or liability resulting from a contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets.
The excess of the consideration transferred and the amount of any non-controlling interest in the acquiree over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit or loss as a bargain purchase.
Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions. Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognised in profit or loss.
J DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT
Depreciation is calculated on a straight line basis to allocate the cost of each item of property, plant and equipment (excluding land and investment properties) over its expected useful life to the consolidated entity.
Office furniture 8 years Computers and other office equipment 4 years
K BORROWINGS
Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method.
Fees paid on establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a prepayment for the liquidity services and amortised over the period of the facility to which it relates. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.
L BORROWING COSTS
Borrowing costs comprise interest payable on borrowings calculated using the effective interest rate method and amortisation of capitalised facility fees. Borrowing costs incurred for the construction of any qualifying asset are capitalised during the time that it is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed.
M TRADE AND OTHER PAYABLES
These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. These amounts are unsecured and are usually paid within thirty days of recognition.
N REVENUE
Interest income is recognised using the effective interest rate method. Dividend income is recognised in the profit or loss on the date the Group’s right to receive payments is established.
O EMPLOYEE BENEFITS
(i) Salaries and annual leave
Liabilities for salaries and annual leave are recognised in current provisions (i.e. short-term employee benefits), and are measured as the amount unpaid at reporting date at expected pay rates in respect of employees’ services up to that date, including related on-costs.
(ii) Long service leave
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash flows.
(iii) Share-based payments
Share-based compensation benefits are provided to employees via the Alumina Employee Share Plan. Information relating to these schemes is set out in Note 18.
The fair value of performance rights granted under the Alumina Employee Share Plan are recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the performance rights.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2013
1. Summary of Significant Accounting Policies (continued) The fair value at grant date is determined using a methodology which employs the Monte Carlo simulation and a Black-Scholes option pricing model. This methodology takes into account the exercise price, the term of the performance right, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the performance right, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the performance right. Upon the exercise of performance rights, the balance of the share-based payments reserve relating to those performance rights is transferred to share capital.
Non-market vesting conditions are included in assumptions about the number of performance rights that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of performance rights that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate. The impact of the revision to original estimates, if any, is recognised in the profit or loss with a corresponding adjustment to equity.
(iv) Superannuation
From 27 July 2001 until May 2012, all employer contributions and ongoing management of employees’ superannuation entitlements were managed by the WMC Superannuation Plan, an independently managed sub-plan of the Plum Superannuation Fund, except where the relevant employees elected for those contributions to be paid to an alternate fund. Since May 2012, Alumina employees are members of an Alumina Limited Super Plan managed by MLC MasterKey Super, except for employees who elected to contribute to an alternate fund. The plan is an accumulation category plan which offers a minimum Company contribution (subject to certain cashing out options and legislation) of 9.25 per cent of basic salary to each member’s account. Members also have the option to make voluntary contributions to their account. Employer contributions to these funds are recognised as an expense.
(v) Alcoa World Alumina and Chemicals (AWAC) – Defined Benefit Plans
Alumina Limited’s associates have defined benefit plans in place. The associates’ net obligation in respect of defined benefit plans, is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date on a combination of government and corporate bonds that have maturity dates approximating the terms of the associated entity’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method. Re-measurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in the period in which they occur, directly in other comprehensive income. They are included in retained earnings in the statement of changes in equity and in the balance sheet.
P DERIVATIVES
Derivatives are initially recognised at fair value on the date derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The method of recognising a gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.
(i) Derivatives that do not qualify for hedge accounting
Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in profit or loss.
(ii) Derivatives that are designated in hedge relationships
The Group documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.
(iii) Net investment in a foreign operation hedge
The portion of a gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in other comprehensive income. The ineffective portion is recognised immediately in profit or loss. The gain or loss on hedging instruments relating to the effective portion of the hedge that has been recognised directly in other comprehensive income shall be recognised in profit or loss on disposal of the foreign operation.
(iv) Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in other comprehensive income and accumulated in reserves in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss within other income or other expense.
Amounts accumulated in equity are reclassified in profit or loss in the periods when the hedged item will affect profit or loss.
When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to profit or loss.
(v) AWAC – Embedded derivatives
Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not measured at fair value with changes in fair value recognised in profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2013
1. Summary of Significant Accounting Policies (continued)
Sale and purchase contracts may be considered to have financial derivative instruments embedded within them, when future transactions under such contracts are to be executed at prices which will depend on the market prices at the time of specified financial instruments which themselves are not closely related to the commodities which are the subjects of the contracts. AWAC has in place a number of long term contracts for the purchase of energy which have within their pricing formulae mechanisms to vary the price depending on the London Metal Exchange (LME) aluminium price at the time, oil prices, Consumer Price Index and are considered to contain embedded derivatives. Future purchases under these contracts are fair valued at each balance date on the basis of the then-current best indicator of future LME aluminium price, oil prices and Consumer Price Index, over the remaining terms of the contracts. Changes in the fair value from the opening of the period to the balance date are accounted for as gains or losses, as appropriate, by the relevant AWAC entity. The Group accounts for its share of such transactions within its equity share of net profit/(loss) of associates.
Q DIVIDENDS
Provision is made for the amount of any dividend declared on or before the end of the financial year but not distributed at balance date.
R EARNINGS PER SHARE
(i) Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for rights issues, bonus elements in ordinary shares issued during the year and treasury shares issued.
(ii) Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.
S SEGMENT REPORTING
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker has been identified as the Chief Executive Officer.
T PROVISIONS
Provisions for legal claims and service warranties are recognised when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognised for future operating losses.
Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.
AWAC is required to rehabilitate bauxite mines, refineries and smelters upon cessation of operations.
Closedown and restoration costs include the costs of dismantling and demolition of infrastructure or decommissioning, the removal of residual material and the remediation of disturbed areas. Closedown and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, whether this occurs during the mine development or during the production phase, based on the net present value of estimated future costs. The cost estimates are calculated annually during the life of the operation to reflect known developments, and are subject to regular reviews.
Provisions are measured at the present value of the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.
The amortisation or unwinding of the discount applied in establishing the net present value of provisions is charged to profit or loss in each accounting period. Other movements in the provisions for closedown and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to lives of operations and revisions to discount rates are capitalised within fixed assets. These costs are then depreciated over the lives of the assets to which they relate.
Where rehabilitation is conducted systematically over the life of the operation, rather than at the time of closure, provision is made for the outstanding continuous rehabilitation work at each balance date. All costs of continuous rehabilitation work are charged to the provision as incurred.
U CONTRIBUTED EQUITY
Ordinary shares are classified as equity.
Incremental costs directly attributable to the issue of new shares or performance rights are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or performance rights, or for the acquisition of a business, are not included in the cost of the acquisition as part of the purchase consideration.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2013
1. Summary of Significant Accounting Policies (continued)
V NEW ACCOUNTING STANDARDS
Certain new accounting standards and interpretations have been published that are not mandatory for the 31 December 2013 reporting period. The Group’s assessment of the impact of these new standards and interpretations is set out below:
(i) AASB 9 Financial Instruments, AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9, AASB 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 (December 2010) and AASB
2012-6 Amendments to Australian Accounting Standards – Mandatory Effective Date of AASB 9 and Transition
Disclosures (effective from 1 January 2015) AASB 9 Financial Instruments addresses the classification, measurement and derecognition of financial assets and financial liabilities. The standard is not applicable until 1 January 2015 but is available for early adoption.
There will be no impact on the Group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the Group does not have any such liabilities. The derecognition rules have been transferred from AASB 139 Financial Instruments: Recognition and Measurement and have not been changed.
The Group has not yet decided when to adopt AASB 9.
(ii) AASB 2012-3 Amendments to AASB 136 Recoverable Amount Disclosures for Non-Financial Assets (effective for annual reporting periods on or after 1 January 2014) The AASB has made small changes to some of the disclosures that are required under AASB 136 Impairment of Assets. These may result in additional disclosures if the Group recognises an impairment loss or the reversal of an impairment loss during the period. They will not affect any of the amounts recognised in the financial statements. The Group intends to apply the amendment from 1 January 2014.
W PARENT ENTITY FINANCIAL INFORMATION
The financial information for the parent entity, Alumina Limited, disclosed in Note 28 has been prepared on the same basis as the consolidated financial statements, except as set out below:
(i) Investments in subsidiaries, associates and joint venture entities
Investments in subsidiaries, associates and joint venture entities are accounted for at cost in the financial statements of Alumina Limited. Dividends received from associates are recognised in the parent entity’s profit or loss, rather than being deducted from the carrying amount of these investments.
(ii) Tax consolidation legislation
Alumina Limited and its wholly-owned Australian controlled entities have implemented tax consolidation legislation. The head entity, Alumina Limited, and the controlled entities in the tax consolidated Group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated Group continues to be a standalone taxpayer in its own right.
In addition to its own current and deferred tax amounts, Alumina Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated Group.
The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate Alumina Limited for any current tax payable assumed and are compensated by Alumina Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Alumina Limited under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities’ financial statements. The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments.
Assets or liabilities arising under tax funding agreements within the consolidated entities are recognised as current amounts receivable or payable to other entities in the Group. Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.
(iii) Financial guarantees
Where the parent entity has provided financial guarantees in relation to loans and payables of subsidiaries for no compensation, the fair values of these guarantees are accounted for as contributions and recognised as part of the cost of the investment.
X ROUNDING OF AMOUNTS
The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the “rounding off’ of amounts in the financial statements. Amounts in the financial statements have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars, or as otherwise indicated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2013
2. FINANCIAL RISK MANAGEMENT
The Group’s activities expose it to a variety of financial risks, including:
Market risk
Credit risk
Liquidity risk
Fair value measurement.
This note presents information about the Group’s exposure to each of the above risks, objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout this financial report. Financial risk management is carried out by the Treasury Committee which is responsible for developing and monitoring risk management policies.
Risk management policies are established to identify and analyse the risks faced by the Group to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.
A MARKET RISK
Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its investments and borrowings. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.
The Group enters into derivatives, and also incurs financial liabilities, in order to manage market risks. All such transactions are carried out within the guidelines of the Treasury Policies.
(i) Foreign exchange risk
Foreign exchange risk for the Group arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the Group’s functional currency.
During 2009 the Group completed a drawdown of funding from the Brazil National Development Bank (BNDES). The funding was predominately in US dollars with the balance in Brazilian Reais (BRL). To hedge the exposure to the BRL/USD exchange rate and BRL interest rates the Group entered into Cross Currency Interest Rate Swaps (CCIRS) for the full amount of the BRL tranche to swap the exposure back to US dollars. Except as described above, the Group generally does not hedge its foreign currency exposures except through the near-term purchase of currency to meet operating requirements. The change to USD functional currency in January 2010 removed the foreign exchange risk on US dollar borrowings and US dollar denominated assets.
(ii) Price risk
The Group is exposed to commodity price risk through its investment in AWAC.
AWAC is exposed to the price of various commodities used in the refining and smelting processes, particularly energy (oil, gas, coal and electricity) and caustic soda. AWAC manages commodity price risks through long-term purchase contracts for some input costs.
(iii) Cash flow and fair value interest rate risk
The Group’s main interest rate risk arises from its borrowings. Borrowings by the Group at variable rates expose it to cash flow interest rate risk. Borrowings at fixed rates would expose the Group to fair value interest rate risk.
When managing interest rate risk, the Group seeks to reduce the overall cost of funds. Group policy is to generally borrow at floating rates subject to availability of fixed rate deals. During 2013 and 2012, the Group’s borrowings were all on a variable rate basis.
As part of the BNDES financing, CCIRS for the whole amount of the BRL denominated tranche were used to manage the exposure to BRL interest rates over the life of the loan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2013

2. Financial Risk Management (continued)

The consolidated entity's exposure to interest rate risk and the effective weighted interest rate after the effect of derivative instruments is set out below:

AS AT 31 DECEMBER 2013

US$ MILLION	Notes	Floating interest	Fixed interest	Non-interest bearing	Total
Financial assets					
Cash and cash equivalents	10	24.0	–	–	24.0
Receivables		–	–	0.1	0.1
Total financial assets		**24.0**	**–**	**0.1**	**24.1**
Financial liabilities					
Payables	14	–	–	3.9	3.9
Interest-bearing liabilities	15	159.2	–	–	159.2
Total financial liabilities		**159.2**	**–**	**3.9**	**163.1**
Weighted average interest rate after derivative instruments		4.19%			
Net financial liabilities		**135.2**	**–**	**3.8**	**139.0**

AS AT 31 DECEMBER 2012

US$ MILLION	Notes	Floating interest	Fixed interest	Non-interest bearing	Total
Financial assets					
Cash and cash equivalents	10	10.1	–	–	10.1
Receivables		–	–	0.1	0.1
Total financial assets		**10.1**	**–**	**0.1**	**10.2**
Financial liabilities					
Payables	14	–	–	2.7	2.7
Interest-bearing liabilities	15	674.5	–	–	674.5
Total financial liabilities		**674.5**	**–**	**2.7**	**677.2**
Weighted average interest rate after derivative instruments		3.18%			
Net financial liabilities		**664.4**	**–**	**2.6**	**667.0**

84

Had interest rates on floating rate debt during 2013 been one percentage point higher/lower than the average of 4.19 per cent, with all other variables held constant, pre-tax profit for the year would have been US$2.5 million lower/higher (2012: US$6.3 million lower/higher).

B CREDIT RISK

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. For banks and financial institutions, only independently rated parties with a minimum rating of "A-" are accepted, and exposure limits are assigned based on actual independent rating and Board approved guidelines.

Credit risk further arises in relation to cross guarantees given to wholly owned subsidiaries (see Note 21 for details). Such guarantees are only provided in exceptional circumstances and are subject to Board approval.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Group's maximum exposure to credit risk without taking account of the value of any collateral obtained.

The Group through its investment in AWAC also has a significant concentration of credit risk to companies controlled by Alcoa Inc. This concentration is accepted as a consequence of the Group's participation in AWAC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2013

2. Financial Risk Management (continued)

C LIQUIDITY RISK

Prudent liquidity risk management requires maintaining sufficient cash and credit facilities to ensure the Group's commitments and plans can be met. This is managed by maintaining committed undrawn credit facilities to cover reasonably expected forward cash requirements.

The table below details the Group's remaining contractual maturity for its non-derivative financial liabilities. The amounts disclosed in the table are the carrying amount of financial liabilities. In addition, the Group pays interest on these facilities. Interest, after derivative financial instruments, is based on US dollar floating rates for all facilities. The weighted average interest rate on these facilities at balance date is 4.19% (2012: 3.18%).

Additional information on the Group's borrowings, including committed undrawn facilities, are shown in Note 15.

As at 31 December 2013	Less than 1 year US$ million	Between 1 and 2 years US$ million	Between 2 and 5 years US$ million	Over 5 years US$ million
Interest-bearing liabilities	50.6	50.6	58.0	–
Payables	3.9	–	–	–

As at 31 December 2012	Less than 1 year US$ million	Between 1 and 2 years US$ million	Between 2 and 5 years US$ million	Over 5 years US$ million
Interest-bearing liabilities	52.0	212.0	410.5	–
Payables	2.7	–	–	–

D FAIR VALUE ESTIMATION

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The carrying value less impairment provision for current receivables and payables is a reasonable approximation of their fair values due to the short-term nature of the receivables. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

The fair value of derivative instruments are calculated based on discounted cash flow analysis using the applicable yield curve for the duration of the instruments for non-optional derivatives, and option pricing models for option derivatives.

AASB 7 *Financial Instruments: Disclosure* requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices)

Level 3 – inputs for the asset or liability that are based on unobservable market data (unobservable inputs).

The following table below presents the Group's financial assets and financial liabilities measured and recognised at fair value at 31 December 2013 and 31 December 2012.

As at 31 December 2013	Level 1 US$ million	Level 2 US$ million	Level 3 US$ million	Total US$ million
Derivative financial instruments	–	6.4	–	6.4
Total financial liabilities at fair value through profit or loss	**–**	**6.4**	**–**	**6.4**

As at 31 December 2012	Level 1 US$ million	Level 2 US$ million	Level 3 US$ million	Total US$ million
Derivative financial instruments	–	4.6	–	4.6
Total financial liabilities at fair value through profit or loss	**–**	**4.6**	**–**	**4.6**

85

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2013
3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Group and that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and judgements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.
AWAC
The Group, through its investment in AWAC makes estimates and assumptions concerning the future. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities of AWAC entities and therefore Group’s investment in associates within the next financial year are discussed below.
Embedded derivatives
The Group through its equity investment in AWAC has accounted for derivative financial instruments in accordance with AASB 139 Financial Instruments: Recognition and
Measurement. Estimates for long term commodity prices are used in the determination of the fair value of this liability. Where the actual prices were to differ by 20 per cent to the estimates, it would have the following effect:
An unfavorable movement would increase the embedded derivatives net liability by $28.8 million (2012: $136.9 million) and decrease the deferred tax liability by $8.6 million (2012: $41.1 million); and decrease Group’s investment in associates by $8.1 million (2012: $38.3 million)
A favorable movement would decrease the embedded derivatives net liability by $31.0 million (2012: $49.2 million) and increase the deferred tax liability by $9.3 million (2012: $14.8 million) and increase Group’s investment in associates by $8.7 million (2012: $13.8 million).
Electricity hedge
The Group through its equity investment in AWAC has accounted for derivative financial instruments in accordance with AASB 139 Financial Instruments: Recognition and
Measurement. In the determination of the fair value of this asset, estimates surrounding long term electricity prices are used. Where the actual prices were to differ by 10 per cent to the estimates, it would have the following effect:
An unfavourable movement would decrease the derivative financial instruments asset by $213.6 million (2012: $249.1 million) and decrease the deferred tax liability by $64.1 million (2012: $74.8 million) and decrease Group’s investment in associates by $59.8 million (2012: $69.7 million)
A favourable movement would increase the derivative financial instruments asset by $213.6 million (2012: $249.1 million) and increase the deferred tax liability by $64.1 million (2012: $74.8 million) and increase Group’s investment in associates by $59.8 million (2012: $69.7 million).
Retirement benefit obligations
The Group recognised a net liability for retirement benefit obligations under the defined benefit superannuation arrangements through its investment in AWAC. All plans are valued in accordance with AASB 119 Employee Benefits. These valuations require actuarial assumptions to be made. All re-measurements (adjusted for IFRS) are recognised in other comprehensive income. Refer Note 1(a) for the details of changes in accounting policy.
Asset retirement obligations
The estimated costs of rehabilitating mined areas and restoring operating sites are reviewed annually and fully provided at the present value. The amount of obligations recognised under Accounting Principles Generally Accepted in the United States of America (US GAAP) by AWAC is adjusted to be in compliance with IFRS, and includes the costs of mine areas and residue areas rehabilitation and reclamation, plant closure and subsequent monitoring of the environment. Where rehabilitation and remediation is anticipated to occur within the next 12 months the provision is carried as a current liability. Any outflow greater than 12 months is held as a non-current liability. This requires judgemental assumptions regarding future environmental legislation, the extent of reclamation activities required, plant and site closure and discount rates to determine the present value of these cash flows.
For mine reclamation and residue areas the asset retirement obligations are based on detailed studies of useful lives. The provisions have been estimated using existing technology, at current prices inflated by estimated future CPI and discounted at a rate appropriate for the asset location. The Group accounts for asset retirement obligations via the equity accounting method.
Deferred tax assets
The Group through its equity accounted investment in AWAC has recognised deferred tax assets and liabilities in accordance with AASB 112 Income Taxes. Deferred tax assets are measured using tax rates (and laws) that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred asset is realised or the liability is settled. AWAC’s subsidiary in Brazil applied for a tax holiday related to its expanded mining and refining operations. If approved, the tax rate for this subsidiary will decrease significantly resulting in future tax savings over the 10-year holiday period. The net deferred tax assets of the subsidiary are required to be remeasured at the lower holiday rate for the tax losses that will be utilised during the tax holiday period. This requires judgmental assumptions regarding the timing of future taxable profits during the tax holiday period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2013

3. Critical Accounting Estimates and Judgements (continued)

ALUMINA GROUP

Estimated impairment of investment in associates

The Group tests annually whether the investment in associates has suffered any impairment, in accordance with the accounting policy stated in Note 1(h). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. The key assumptions used in the calculation were those relating to future aluminium prices, future alumina prices, oil, electricity, gas prices and exchange rates. Key assumptions are determined with reference to industry participants and brokers' forecasts, commodity and currency forward curves, industry consultant views and brokers' consensus.

Management considered the following sensitivities for major assumptions used in the impairment assessment:

- Commodities (including aluminium, alumina, caustic, coal, oil and gas) price fluctuation plus or minus 10%
- Currency rate fluctuation plus or minus 10%
- Discount rate increase by 2%.

4. REVENUE FROM CONTINUING OPERATIONS

	NOTES	US$ MILLION	
		2013	2012
Interest received/receivable	6	0.3	0.1
Total revenue from continuing operations		**0.3**	**0.1**

5. OTHER INCOME

	NOTES	US$ MILLION	
		2013	2012
Allocation of Aluminum Bahrain BSC (Alba) settlement	11	137.1	–
Change in fair value of derivatives/foreign exchange gains		3.0	0.6
Total other income		**140.1**	**0.6**

Allocation of Alba settlement terms and related transactions

As previously disclosed, in September 2012, Alcoa Inc and Alumina Limited had entered into an agreement that the cash costs (including legal fees) of settlement of the Department of Justice (DoJ) and Securities & Exchange Commission (SEC) investigations, as well as the $85 million civil settlement with Alba reached in October 2012 recorded in the accounts of Alcoa World Alumina LLC (AWA), will be adjusted to ensure that 85% will be allocated to Alcoa Inc and 15% to Alumina Limited (should settlements be reached on the regulatory investigations, as described above). AWA is a company within the Alcoa World Alumina and Chemicals (AWAC).

The agreement between Alcoa Inc and Alumina Limited also provides that Alumina Limited will not provide any funding to AWA for its share of the payments.

With the DoJ and SEC settlements having been reached (refer Note 12 for further details), the allocation provisions of the above agreement became applicable. After equity accounting for $153.6 million (40%) of 2013 Alba related charges, Alumina Limited further recognised $137.1 million (representing 25% of the total Alba settlement payments and costs of $548.5 million) as other assets with the corresponding credit recognised in the profit or loss as other income, thus reflecting the allocation agreement's provisions.

Alumina Limited is evaluating with Alcoa Inc the structural options (including the form and timing) for the recovery of the other assets, recognised under the provisions of the allocation agreement. Alumina Limited expects approximately $20 million of the assets to be recovered during 2014 and has classified this amount as current assets.

87

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2013
6 . EXPENSES
NOTES US$ MILLION
2013 2012
Profit/(loss) before income tax included the following specific expenses:
(a) Employee benefits expense:
Defined contribution superannuation expense 0.2 0.2
Other employee benefits expense 9.0 6.0
Total employee benefits expense 9.2 6.2
(b) Finance costs:
Interest and finance charges paid/payable:
– unrelated corporations 25.3 29.4
Interest received/receivable:
– unrelated corporations 4 (0.3) (0.1)
Net finance cost 25.0 29.3
7. INCOME TAX EXPENSE AND DEFERRED TAXES
NOTES US$ MILLION
2013 2012
(a) Income tax expense
Current tax expense – (0.4)
Aggregate income tax expense – (0.4)
(b) Numerical reconciliation of income tax expense to prima facie tax payable
Profit/(loss) before income tax 0.5 (55.2)
Prima facie tax (expense)/benefit for the period at the rate of 30% (0.2) 16.5
The following items caused the total charge for income tax to vary from the above:
Share of equity accounted (profit)/loss not assessable for tax 97.4 7.5
Foreign income subject to accruals tax 1.7 1.5
Share of partnership income assessable for tax 7.3 9.1
Timing differences not recognised (2.3) (0.1)
Tax losses not recognised 30.8 36.8
Non-deductible expenses 1.7 2.3
Previously unrecognised tax losses now recouped to reduce current tax expense – (0.5)
Net movement 136.6 56.6
Consequent increase in charge for income tax (40.9) (16.9)
Charge not recognised as cannot yet be determined1 41.1 –
Aggregate income tax expense – (0.4)
1 The tax impact in relation to the other income recognised by Alumina Limited under the allocation agreement’s provisions will depend on the form of the assets recovery and cannot be determined at this stage. The tax effect will be recorded in the period in which that determination is able to be made. For further details, refer Note 5.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2013
7. Income Tax Expense and Deferred Taxes (continued)
NOTES US$ MILLION
2013 2012
(c) Tax expense/(income) relating to items of other comprehensive income
Cash flow hedges (1.3) 0.4
Actuarial gains/(losses) on retirement benefit obligations 30.4 (2.0)
Total tax expense/(income) relating to items of other comprehensive income 29.1 (1.6)
(d) Tax losses
Tax losses – revenue 928.3 851.0
Tax losses – capital 814.8 951.5
Total unused tax losses 1,743.1 1,802.5
Potential tax benefit – revenue 7(e) 305.4 280.2
Potential tax benefit – capital 7(e) 244.4 285.4
Total potential tax benefit 549.8 565.6
(e) Deferred tax assets and liabilities
Deferred tax assets and liabilities are attributable to the following:
Deferred tax liabilities
Payables 0.1 –
Total deferred tax liabilities 0.1 –
Deferred tax assets
Employee benefits 0.3 0.2
Derivative financial instruments 1.9 1.4
Borrowing costs 0.1 0.1
Accrued liabilities 1.0 0.3
Transaction costs 0.4 1.7
Total deferred tax assets other than tax losses 3.7 3.7
Net deferred tax assets before tax losses 3.6 3.7
Tax losses – revenue 7(d) 305.4 280.2
Tax losses – capital 7(d) 244.4 285.4
Deductible temporary differences and tax losses not recognised (553.4) (569.3)
Net deferred tax assets – –
Deferred tax assets are recognised only to the extent of deferred tax liabilities existing at reporting date. Remaining deferred tax assets are not recognised as it is not probable that future taxable amounts will be available to utilised those temporary differences and losses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2013

8. EARNINGS PER SHARE

	2013	2012
(a) Basic earnings per share based on profit from continuing operations attributable to the ordinary equity holders of the Company	Positive 0.02¢	Negative 2.3¢
(b) Diluted earnings per share based on profit from continuing operations attributable to the ordinary equity holders of the Company	Positive 0.02¢	Negative 2.3¢

	NUMBER OF SHARES	
	2013	2012
Weighted average number of ordinary shares used as the denominator in the calculation of basic earnings per share	2,760,518,829	2,439,526,913

(c) Conversion, call, subscription or issue after 31 December 2013

There have been no movements in share capital since 31 December 2013.

(d) Reconciliations of earnings used in calculating earnings per share

	US$ MILLION	
	2013	2012
Profit/(loss) from ordinary activities attributable to the ordinary equity holders of the Company used in calculating basic and diluted earnings per share	0.5	(55.6)

9. DIVIDENDS

90

	US$ MILLION	
	2013	2012
No interim dividend was declared by the Directors in 2013 (2012: no interim dividend declared).	–	–
No final dividend was declared by the Directors in 2013 (2012: Final dividend of USD 3 cents fully franked at 30% per fully paid share declared 6 February 2012 and paid 15 March 2012).	–	73.2
Total dividends	**–**	**73.2**

(a) Franked dividends

	A$ MILLION	
	2013	2012
Franking credits available for subsequent financial years, based on a tax rate of 30% (2012: 30%)	409.1	364.1

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

(a) franking credits that will arise from the payment of the current tax liability
(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date
(c) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date
(d) franking credits that may be prevented from being distributed in subsequent financial years.

	US$ MILLION	
	2013	2012
Fully franked dividends received from AWAC in the financial year	100.0	86.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2013

10. CASH AND CASH EQUIVALENTS

	NOTES	US$ MILLION	
		2013	2012
Cash at bank and on hand	17(b)	24.0	10.1
(a) Reconciliation of cash at the end of the year			
Cash on hand and at bank		4.0	3.1
Money market deposits (with maturity on investments three months or less)		20.0	7.0
Total cash and cash equivalents		**24.0**	**10.1**

(b) Risk exposure

The Group's exposure to interest rate risk is discussed in Note 2. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of cash and cash equivalents mentioned above.

11. OTHER ASSETS

	NOTES	US$ MILLION	
		2013	2012
Current			
Allocation of Alba Settlement	5	20.0	–
Other assets		3.7	4.9
Total current		**23.7**	**4.9**
Non-current			
Allocation of Alba settlement	5	117.1	–
Total other assets		**140.8**	**4.9**

12. INVESTMENTS IN ASSOCIATES

(a) Investments in Alcoa World Alumina and Chemicals (AWAC)

AWAC has a governing strategic council of five members of which Alumina appoints two members, including the Deputy Chairman. Alumina Limited has an interest in the following entities forming AWAC:

NAME	PRINCIPAL ACTIVITIES	COUNTRY OF INCORPORATION	PERCENTAGE OWNERSHIP	
			2013	2012
Alcoa of Australia Limited	Bauxite, alumina & aluminium production	Australia	40	40
Alcoa World Alumina LLC	Bauxite and alumina production	America	40	40
Alumina Espanola S.A.	Alumina production	Spain	40	40
Alcoa World Alumina Brasil Ltda.	Bauxite and alumina production	Brazil	40	40
AWA Saudi Ltda.	Bauxite and alumina production	Hong Kong	40	40
Enterprise Partnership[1]	Finance lender	Australia	40	40

[1] Alcoa Australia Holdings Pty Ltd and Alumina Limited are shareholders of Alcoa of Australia Limited and other Enterprise Companies for certain activities of AWAC.

91

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2013

12. Investments in Associates (continued)

	NOTES	US$ MILLION	
		2013	2012
(b) Movement in carrying value of AWAC			
Investments at cost		3,466.9	3,385.6
Additional funding/capitalisation in AWAC entities		12.0	171.0
Return of capital		(3.0)	–
Foreign currency revaluation		(372.2)	(89.7)
Equity accounted cost of AWAC		**3,103.7**	**3,466.9**
Equity in retained profits of AWAC	12(d)	(304.4)	(167.4)
Equity in reserves of AWAC		(0.4)	(3.4)
Equity accounted carrying value of AWAC	**12(g)**	**2,798.9**	**3,296.1**
(c) Equity accounted share of AWAC loss and dividends			
Equity share of losses before tax		(73.3)	(55.0)
Equity share of tax		(24.1)	47.5
Equity accounted share of losses after tax	12(g)	(97.4)	(7.5)
Dividends/distributions received by the Group		(107.3)	(95.1)
Surplus of dividends/distributions received over equity share of profits	**12(d), 20(a)**	**(204.7)**	**(102.6)**
(d) Share of AWAC retained profits			
Surplus of dividends/distributions received over equity share of profits	12(c)	(204.7)	(102.6)
Re-measurements of retirement benefit obligations accounted for using the equity method	1(a)(iv)	67.7	(6.5)
Balance brought forward		(167.4)	(58.3)
Total equity share in retained loss carried forward	**12(b), 19(d)**	**(304.4)**	**(167.4)**

92

(e) Accounting policies

The audited combined financial statements of the entities forming AWAC are prepared in accordance with Accounting Principles Generally Accepted in the United States of America (US GAAP). Adjustments are made to convert the accounting policies under US GAAP to Australian Accounting Standards. The principal adjustments are to the valuation of inventories from last-in-first-out basis to a basis equivalent to weighted average cost, create an additional asset retirement obligation for dismantling, removal and restoration of certain refineries, valuation of certain long term energy purchase contracts which include an aluminium price component in the energy price and differences in the recognition of actuarial gains and losses on certain defined benefit plans and the reversal of certain tax credits and fixed asset uplifts included in Alcoa World Alumina Brasil Ltda.

(f) Contingent liabilities of associates

St Croix proceedings

As previously reported, in September 1998, Hurricane Georges struck the U.S. Virgin Islands, including the St. Croix Alumina, L.L.C. (SCA) facility on the island of St. Croix. The wind and rain associated with the hurricane caused material at the location to be blown into neighbouring residential areas. SCA undertook or arranged various clean-up and remediation efforts. The Division of Environmental Protection (DEP) of the Department of Planning and Natural Resources (DPNR) of the Virgin Islands Government issued a Notice of Violation that Alcoa has contested. In February 1999, certain residents of St. Croix commenced a civil suit in the Territorial Court of the Virgin Islands seeking compensatory and punitive damages and injunctive relief for alleged personal injuries and property damages associated with "bauxite or red dust" from the SCA facility. In September 2009, the Court granted defendants' motion for summary judgment on the class plaintiffs' claim for injunctive relief. In October 2009, plaintiffs appealed the Court's summary judgment order dismissing the claim for injunctive relief and in March 2011, the U.S. Court of Appeals for the Third Circuit dismissed plaintiffs' appeal of that order. In September 2011, the parties reached an oral agreement to settle the remaining claims in the case which would resolve the personal property damage claims of the 12 remaining

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2013
12. Investments in Associates (continued) individual plaintiffs. On 12 March 2012, final judgment was entered in the District Court for the District of the Virgin Islands. AWAC’s share of the settlement is fully insured. On
23 March 2012, plaintiffs filed a notice of appeal of numerous non-settled matters, including but not limited to discovery orders, Daubert rulings, summary judgment rulings, as more clearly set out in the settlement agreement/release between the parties. Plaintiffs’ appellate brief was filed in the Third Circuit Court on 4 January 2013, together with a motion seeking leave to file a brief of excess length. The court has suspended the remainder of the briefing schedule, including the date for AWAC’s reply brief, until it rules on plaintiffs’ motion to file its brief of excess length. The Third Circuit Court of Appeals issued a new scheduling order regarding briefing in the matter. The matter has been fully briefed with plaintiffs’ brief filed on 25 November 2013 and the matter is now before the court.
As previously reported, on 14 January 2010, Alcoa was served with a complaint involving approximately 2,900 individual persons claimed to be residents of St. Croix who are alleged to have suffered personal injury or property damage from Hurricane Georges or winds blowing material from the property since the time of the hurricane. This complaint, Abednego, et al. v. Alcoa, et al. was filed in the Superior Court of the Virgin Islands, St. Croix Division. The complaint names as defendants the same entities as were sued in the February 1999 action earlier described and have added as a defendant the current owner of the alumina facility property. In February 2010, Alcoa and SCA removed the case to the federal court for the District of the Virgin Islands. Subsequently, plaintiffs filed motions to remand the case to territorial court as well as a third amended complaint, and defendants have moved to dismiss the case for failure to state a claim upon which relief can be granted. On 17 March 2011, the court granted plaintiffs’ motion to remand to territorial court. Thereafter, Alcoa filed a motion for allowance of appeal. The motion was denied on 18 May 2011. The parties await assignment of the case to a trial judge.
As previously reported, on 1 March 2012, Alcoa was served with a complaint involving approximately 200 individual persons claimed to be residents of St. Croix who are alleged to have suffered personal injury or property damage from Hurricane Georges or winds blowing material from the property since the time of the hurricane in September 1998. This complaint, Abraham, et al. v. Alcoa, et al. alleges claims essentially identical to those set forth in the Abednego v. Alcoa complaint. The matter was originally filed in the Superior Court of the Virgin Islands, St. Croix Division, on 30 March 2011. By motion filed 12 March, 2012, Alcoa sought dismissal of this complaint on several grounds, including failure to timely serve the complaint and being barred by the statute of limitations. That motion is still pending.
Legal Matters of Associate relating to Alba Civil Settlement and Government Investigations
Alba Proceeding
The Alba Proceeding was settled in relation to Alcoa Inc and Alcoa World Alumina LLC (AWA) in October 2012, without any admission of liability, by a cash settlement payment of US$85 million, to be paid by AWA in two equal instalments by the first anniversary of the settlement. Based on the settlement agreement with Alba, AWA recorded a charge of $85 million in 2012 in respect of the Alba Proceeding. In addition, AWA entered into a long term alumina supply agreement with Alba.
Resolution of U.S. Government Investigations relating to Alba Proceeding
On 9 January 2014, Alcoa Inc announced the resolution of the investigations by the US Department of Justice (DoJ) and the US Securities and Exchange Commission (SEC) regarding certain legacy alumina contracts with Aluminium Bahrain BSC. The settlement with the DoJ was reached with Alcoa World Alumina LLC (AWA). AWA is a Company within Alcoa World Alumina and Chemicals (AWAC). As part of the DoJ resolution, AWA will pay a total of $223 million, including a fine of $209 million payable in five equal instalments over four years. The first instalment of $41.8 million, plus a one-time administrative forfeiture of $14 million, were paid in the first quarter of 2014, and the remaining instalments of $41.8 million each will be paid in the first quarters of 2015-2018. Alcoa Inc settled civil charges filed by the SEC in an administrative proceeding relating to the anti-bribery, internal controls, and books and records provisions of the Foreign Corruption Practices Act. Under the terms of the settlement with the SEC, Alcoa Inc agreed to a settlement amount of $175 million, but will be given credit for the $14 million one-time forfeiture payment, which is part of the DoJ resolution, resulting in a total cash payment to the SEC of $161 million payable in five equal instalments over four years. The first instalment of $32.2 million was paid to the SEC in the first quarter of 2014, and the remaining instalments of $32.2 million each will be paid in the first quarters of 2015-2018.
Other claims
There are potential obligations that may result in a future obligation due to the various lawsuits and claims and proceedings which have been, or may be, instituted or asserted against entities within AWAC, including those pertaining to environmental, product liability, and safety and health matters. While the amounts claimed may be substantial, the ultimate liability cannot now be determined because of the considerable uncertainties that existed at balance date. Also, not every plaintiff has specified the amount of damages sought in their complaint. Therefore, it is possible that results of operations or liquidity in a particular period could be materially affected by certain contingencies. Pursuant to the terms of the AWAC Formation Agreement, Alcoa Inc and Alumina Limited have agreed to remain liable for Extraordinary Liabilities (as defined in the agreement) as well as for certain other pre-formation liabilities, such as existing environmental conditions, to the extent of their pre-formation ownership of the AWAC’s entity or asset with which the liability is associated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2013
12. Investments in Associates (continued)
NOTES US$ MILLION
2013 2012
(g) Alumina’s share of aggregate associates:
Current assets 788.2 797.2
Non-current assets 3,254.2 3,717.0
Current liabilities (756.7) (700.1)
Non-current liabilities (776.0) (809.4)
Net assets 2,509.7 3,004.7
Mineral rights and bauxite assets 113.4 115.6
Goodwill 175.8 175.8
Carrying value 12(b) 2,798.9 3,296.1
Revenues 2,353.8 2,326.1
Expenses (2,427.1) (2,381.1)
Loss before income tax (73.3) (55.0)
Income tax (expense)/benefit (24.1) 47.5
Loss after income tax 12(b) (97.4) (7.5)
13. PROPERTY, PLANT AND EQUIPMENT
NOTES US$ MILLION
2013 2012
Cost 0.3 0.3
Accumulated depreciation (0.1) (0.1)
Total Property, Plant and equipment 0.2 0.2
14. PAYABLES
NOTES US$ MILLION
2013 2012
Trade payables 3.5 1.6
Interest payable 0.4 1.1
Total payables 3.9 2.7
(a) Currencies
The carrying amounts of the Group’s trade and other payables are denominated in the following currencies:
Australian dollars 3.6 2.0
US dollars 0.3 0.7
Total payables 3.9 2.7
(b) Risk exposure
Information about the Group’s exposure to foreign exchange risk is provided in Note 2.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2013
15. INTEREST-BEARING LIABILITIES
NOTES US$ MILLION
2013 2012
Current unsecured
Bank loans 50.6 52.0
Non-current unsecured
Bank loans 108.6 622.5
Total interest-bearing liabilities 15(e),17(b) 159.2 674.5
(a) Currencies
Interest-bearing liabilities are due in the following currencies:
US dollars 136.7 638.1
BRL 22.5 36.4
Total interest-bearing liabilities 159.2 674.5
(b) Exchange rates
Exchange rates at balance date used in translations:
USD$1 = BRL 2.362 2.044
(c) Fair values
The Directors consider the carrying amounts of bank loans to approximate their fair values where “fair value”, by definition, is the principal amount.
(d) Risk exposures
Details of the Group’s exposure to risks arising from current and non-current borrowings are set out in Note 2.
(e) Financing facilities
The facilities available at balance date were as follows:
Total available facilities 179.2 929.5
Undrawn at end of reporting period 20.0 255.0
Drawn at end of reporting period 15 159.2 674.5
Total committed facilities 479.2 929.5
In December 2013, Alumina Limited established a new US$300 million syndicated bank facility with tranches of two and four years and cancelled several bilateral and syndicated bank facilities, which were surplus to requirements. The new syndicated facility was fully committed as at 31 December 2013 and became available to draw funds on 30 January 2014 following satisfaction of all conditions precedent.
Available funding facilities at 31 December 2013 were a bilateral bank facility and a development bank loan. The bilateral facility is available in US dollars. The development bank loan is fully drawn in US dollars and BRL and amortises at approximately $51 million per annum. Funding facilities in currencies other than US dollars have been converted to US dollar equivalents at period end exchange rates. Excluding the development bank loan amortisation, there is no debt maturing in 2014.
Current liabilities include $50.6 million of repayments on the facility from the BNDES that are due before 31 December 2014. Current liabilities of $61.4 million exceed current assets of $47.8 million. However, the Directors have concluded that the liabilities will be met using available cash and undrawn committed facilities whose maturities extend beyond
31 December 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2013
16. PROVISIONS
US$ MILLION
2013 2012
Current
Employee benefits-provision for annual leave 0.3 0.3
Non-current
Employee benefits-provision for long service leave 0.6 0.6
Total provisions 0.9 0.9
17. CONTRIBUTED EQUITY
US$ MILLION
2013
2012
Ordinary share capital issued and fully paid
Balance brought forward
2,154.1 2,154.1
Shares issued
467.2 –
Less: Transaction costs on share issue
(1.3) –
Total issued capital
2,620.0 2,154.1
MOVEMENTS IN ORDINARY
NUMBER OF FULLY
SHARE CAPITAL
PAID SHARES
2013 2012
Opening number of shares
2,440,196,187 2,440,196,187
Movement for the period
366,029,428 –
Closing number of shares
2,806,225,615 2,440,196,187
(a) Ordinary shares
Ordinary shares, which have no par value, entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of, and amounts paid on, the shares held.
On 14 February 2013, CITIC Resources Australia Pty Ltd and Bestbuy Overseas Co., Ltd unconditionally subscribed, in aggregate, for 366,029,428 fully paid ordinary shares in Alumina Limited, being 15% of Alumina Limited’s then current capital base, representing 13.04% of Alumina Limited’s capital base following completion (the “Placement”). The Placement raised approximately A$452 million based on an issue price of A$1.235 per share, which reflected a premium of approximately 3% to the closing price of Alumina Limited shares on 13 February 2013 and a premium of 11% to the volume weighted average price of Alumina Limited shares for the 30 day period ending 13 February 2013.
(b) Capital risk management
The Group’s objectives when managing capital is to safeguard the ability to continue as a going concern, so that it can continue to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital.
The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.
The Group calculates the gearing ratio as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the balance sheet plus debt.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2013
17. Contributed Equity (continued)
The gearing ratios at 31 December 2013 and 31 December 2012 were as follows:
NOTES
US$ MILLION
2013 2012
Total borrowings
15 159.2 674.5
Less: cash and cash equivalents 10 (24.0) (10.1)
Net debt 135.2 664.4
Debt 159.2 674.5
Total equity 2,793.4 2,628.5
Total capital 2,952.6 3,303.0
Gearing ratio 4.6% 20.1%
The decrease in the gearing ratio during 2013 resulted primarily from the share placement with the funds received primarily used to repay debt.
18. SHARE-BASED PAYMENTS
(a) Alumina Employee Share Plan (ESP)
This is a plan under which employees may be invited to participate in the grant of a conditional entitlement to fully paid ordinary shares (a Performance Right). The Board’s intention is to make offers to each employee, but this is subject to annual determination by the Board in respect of each individual for each grant. The Chief Executive Officer of the Company may recommend variation in participation. A person is only eligible to participate in the Plan and to be granted performance rights under the Plan if they are an employee, and have satisfied the criteria that the Board decides for participation in the Plan.
For performance rights granted since 2008, if less than 100% vest when tested initially at the end of a three year period, two further tests apply (over a four week period) six and 12 months after the initial test. Any performance rights which do not vest after the second retest will lapse.
An invitation is not transferable. An employee may only apply for performance rights in his or her name and not in the name of, or on behalf of, another person or entity. On vesting, each performance right is an unconditional entitlement to one fully paid ordinary share.
On termination of employment of any individual, their participation in the Plan is finalised and any performance rights not vested lapse unless the directors decide otherwise.
The value per performance right is independently calculated by Mercer Finance and Risk Consulting using the assumptions underlying the Black-Scholes methodology to produce a Monte Carlo simulation model which allows the incorporation of the hurdles that must be met before the performance rights vest.
Set out below are the assumptions made for the performance rights granted on 8 February 2013:
Share Price at Valuation date
$1.15
Risk Free rate
2.8%
Dividend Yield
3.0%
Volatility
41%
The volatility assumption is based on the actual volatility of Alumina Limited’s daily closing share price over the three year period to the valuation date.
For further details on key features of the ESP and key management personnel information refer to the remuneration report.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2013

18. Share-Based Payments (continued)

Set out below are summaries of performance rights granted under the Plan:

2013						
Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number	Vested during the year Number	Lapsed during the year Number	Balance at end of the year Number
12/2/2010	20/12/2012	485,600	–	(169,960)	(315,640)	–
18/2/2011	6/12/2013	419,300	–	–	(265,800)	153,500
9/3/2012	11/12/2014	666,040	–	–	–	666,040
8/2/2013	7/12/2015	–	1,378,780[1]	–	–	1,378,780
Total		**1,570,940**	**1,378,780**	**(169,960)**	**(581,440)**	**2,198,320**

[1] Fair value per performance right at grant date was A$0.88.

2012						
Grant date	Expiry date	Balance at start of the year Number	Granted during the year Number	Vested during the year Number	Lapsed during the year Number	Balance at end of the year Number
13/1/2009	30/11/2011	352,500	–	–	(352,500)	–
12/2/2010	20/12/2012	496,600	–	–	(11,000)	485,600
18/2/2011	6/12/2013	428,400	–	–	(9,100)	419,300
9/3/2012	11/12/2014	–	680,240[2]	–	(14,200)	666,040
Total		**1,277,500**	**680,240**	**–**	**(386,800)**	**1,570,940**

98

[2] Fair value per performance right at grant date was A$0.78.

The weighted average remaining contractual life of share options outstanding at the end of the period was 2.6 years (2012: 2.1 years).

(b) Expenses arising from share-based payment transactions in the Alumina Employee Share Plan

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	US$ 000'S	
	2013	2012
Performance rights granted under the Alumina Employee Share Plan	794	673

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2013
19. RESERVES, RETAINED PROFITS AND TREASURY SHARES
NOTES
US$ MILLION
2013
2012
Reserves
Asset revaluation reserve 19(c) 30.8 30.8
Capital reserve 19(c) 12.5 12.5
Foreign currency translation reserve
19(a) (693.9) (320.8)
Share-based payments reserve 19(b) 5.7 5.0
Option premium on convertible bonds 19(c) 18.6 18.6
Cash-flow hedge reserve 19(c) (2.1) (5.1)
Total Reserves (628.4) (259.0)
(a) Foreign currency translation reserve
Balance at the beginning of the financial year (320.8) (230.9)
Currency translation differences arising during the year (373.1) (89.9)
Balance at the end of the financial year 19 (693.9) (320.8)
(b) Share-based payments reserve
Share based payments reserve at the beginning of the financial year:
– Group 3.3 2.7 – Associates 1.7 1.7
Total share-based payments reserve at the beginning of the financial year 5.0 4.4
Performance rights expense/vested:
– Group 0.7 0.6 – Associates – –
Share based payments reserve at end of the financial year:
– Group 4.0 3.3 – Associates 1.7 1.7
Total share-based payments reserve at the end of the financial year 19 5.7 5.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2013
19. Reserves, Retained Profits and Treasury Shares (continued)
(c) Nature and purpose of reserves (i) Asset revaluation reserve
The balance standing to the credit of the reserve may be used to satisfy the distribution of bonus shares and is only available for the payment of cash dividends in limited circumstances as permitted by law.
(ii) Capital reserve
The reserve records dividends arising from share of profits on sale of investments.
(iii) Foreign currency translation reserve
The foreign currency translation reserve represents exchange differences arising on the translation of non-US dollar functional currency operations within the Group into US dollars.
(iv) Share-based payments reserve
The share-based payments reserve is used to recognise the fair value of performance rights issued but not exercised.
(v) Option premium on convertible bonds
The convertible bond was accounted for as a compound instrument at the Group level. The option premium represented the equity component (conversion rights) of the convertible bond. The convertible bond was fully redeemed in 2011.
(vi) Cash-flow hedge reserve
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in other comprehensive income (refer Note 1(p)(iv)). The year-end balance and movements within the cash-flow hedge reserve of AWAC is accounted for via the equity accounting method.
NOTES
US$ MILLION
2013
2012
(d) Retained profits
Retained profits at the beginning of the financial year:
– Group 902.3 928.5
– Associates (167.4) (58.3)
Total retained profits at the beginning of the financial year 734.9 870.2
Profit/(loss) attributable to the owners of Alumina Limited 0.5 (55.6)
Re-measurements of retirement benefit obligations accounted for using the equity method1 67.7 (6.5)
Dividend provided for or paid – (73.2)
Retained profits at the end of the financial year:
– Group 1,107.5 902.3
– Associates 12(d) (304.4) (167.4)
Total retained profits at the end of the financial year 803.1 734.9
1 Refer to changes in accounting policy in Note 1
(e) Treasury shares
Balance brought forward (1.5) (1.5)
Movement for the period 0.2 –
Balance carried forward (1.3) (1.5)
Under AASB 132 Financial Instruments: Presentation, if an entity reacquires its own equity instruments, those instruments shall be deducted from equity. Alumina Limited, through its Employee Share Plan Trust, purchased shares for its long term incentive plan. During the period, 169,960 performance rights vested.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2013
20. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS
NOTES
US$ MILLION
2013
2012
(a) Reconciliation of operating profit after income tax to net cash inflow from operating activities
Profit/(loss) from continuing operations after income tax 0.5 (55.6)
Surplus of dividends received/receivable over equity share of profit/(loss) 12(c) 204.7 102.6
Amortisation of commitment and upfront fees 3.7 2.4
Commitment and upfront fees capitalised (7.5) (1.6)
Non-cash employee benefits expense-share based payments 0.7 0.6
Net exchange differences 0.1 –
Sub total 202.2 48.4
Change in assets and liabilities
(Increase)/decrease in:
– receivables – 0.1 – other assets (135.9) 1.0
(Decrease)/increase in:
– payables 1.2 (0.4)
– other liabilities
– (0.5)
Net cash inflow from operating activities
67.5
48.6
(b) Non-cash financing and investing activities
There were no non-cash financing or investing activities in 2013 (2012: nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2013

21. INVESTMENTS IN CONTROLLED ENTITIES

ENTITIES CONSOLIDATED[1]	NOTES	PLACE OF INCORPORATION
Parent entity		
Alumina Limited		VIC, Australia
Controlled entities		
Alumina Employee Share Plan Pty Ltd	C	VIC, Australia
Alumina Finance Pty Ltd.	C,D	VIC, Australia
Alumina Holdings (USA) Inc.	A	Delaware, USA
Alumina International Holdings Pty. Ltd.	B	VIC, Australia
Alumina Brazil Holdings Pty Ltd	C	VIC, Australia
Alumina Limited Do Brasil SA	E	Brazil
Alumina (U.S.A.) Inc.	A	Delaware, USA
Butia Participaçoes SA	F	Brazil
Westminer Acquisition (U.K.) Limited	F	UK

[1] All controlled entities are wholly-owned, unless otherwise indicated.

These controlled entities:

A. have not prepared audited accounts as they are non-operating or audited accounts are not required in their country of incorporation. Appropriate books and records are maintained for these entities.

B. has been granted relief from the necessity to prepare accounts pursuant to Australian Securities and Investment Commission ("ASIC") Class Order 98/1418. This Company, which is also referred to in the Directors' Declaration is, with Alumina Limited, a member of a "Closed Group" as defined in the Class Order and are parties to a deed of cross guarantee which has been lodged with and approved by ASIC. Under the deed of cross guarantee, each of these companies guarantees the debts of the other companies party to the deed of cross guarantee. The consolidated assets and liabilities of these companies, and their consolidated net profits after tax for the year then ended (after eliminating inter-company investments and other inter-company transactions) are set out in the table below.

C. this is a small proprietary Company, and is not required to prepare a financial report.

D. this Company was incorporated on 5 May 2008 and is 100% owned by Alumina Limited. This Company was previously called Alumina Finance Limited and was converted to a proprietary Company on 6 September 2013. It has a functional currency of US dollars.

E. this Company was incorporated on 19 March 2009 and is 9.07% owned by Alumina Limited and 90.93% owned by Alumina International Holdings Pty. Ltd. It has a functional currency of US dollars and prepares separate audited accounts.

F. prepares separate audited accounts.

102

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2013
21. Investments in Controlled Entities (continued)
DEED OF CROSS GUARANTEE
Entities which are party to a Deed of Cross Guarantee, entered into in accordance with ASIC Class Order 98/1418 are indicated above in this note. A consolidated balance sheet and statement of profit or loss and other comprehensive income are set out below:
BALANCE SHEET OF CLOSED GROUP
US$ MILLION
2013
2012
Current assets
Cash and cash equivalents 22.8 9.0
Receivables 77.8 77.8
Other assets 3.6 4.5
Total current assets 104.2 91.3
Non-current assets
Investments in associates 1,624.3 1,615.2
Other financial assets 1,880.2 1,817.4
Property, plant and equipment 0.2 0.2
Total non-current assets 3,504.7 3,432.8
Total assets 3,608.9 3,524.1
Current liabilities
Payables 3.4 1.2
Derivative financial instruments 6.4 4.6
Provisions 0.3 0.3
Other 0.1 1.0
Total current liabilities 10.2 7.1
Non-current liabilities
Interest-bearing liabilities 35.1 495.1
Provisions 0.6 0.6
Total non-current liabilities 35.7 495.7
Total liabilities 45.9 502.8
Net assets 3,563.0 3,021.3
Equity Contributed equity 2,620.0 2,154.1
Reserves 238.8 238.1
Retained profits 704.2 629.1
Total equity 3,563.0 3,021.3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2013
21. Investments in Controlled Entities (continued)
STATEMENT OF PROFIT OR LOSS AND OTHER US$ MILLION
COMPREHENSIVE INCOME OF CLOSED GROUP
2013 2012
Revenue from continuing operations 107.6 95.2
Other income 0.1 1.2
General and administrative expenses (16.5) (18.2)
Other expenses (1.8) (3.3)
Finance costs (14.3) (16.4)
Profit from ordinary activities before income tax 75.1 58.5
Income tax expense – –
Net profit 75.1 58.5
Set out below is a summary of movements in consolidated retained profits of the closed Group:
Retained profits at the beginning of the financial year 629.1 643.8
Net profit 75.1 58.5
Dividend provided for or paid – (73.2)
Retained profits at the end of the financial year 704.2 629.1
22. CONTINGENT LIABILITIES
There are no contingent liabilities of the Group as at 31 December 2013 and 31 December 2012, other than as disclosed in Note 12(f) and Note 28.
23. COMMITMENTS FOR EXPENDITURE
US$ MILLION
2013 2012
Lease commitments
Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:
Within one year 0.1 0.1
Later than one year but not later than 5 years 0.1 0.2
Later than 5 years – –
Total lease commitments 0.2 0.3
The Group leases office facilities under non-cancellable operating leases expiring within two to five years.
Capital commitments
There are no contractual capital commitments at reporting date but there are expected to be capital injections to AWAC during 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2013

24. RELATED PARTY TRANSACTIONS

The parent entity within the Group is Alumina Limited. Balances and transactions between the parent entity and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Group and other related parties are disclosed below.

DIRECTORS AND OTHER KEY MANAGEMENT PERSONNEL

Disclosures relating to directors and other key management personnel are set out in Note 25.

OTHER RELATED PARTIES

There are no other related party transactions.

OWNERSHIP INTERESTS IN RELATED PARTIES

Interests held in the following classes of related parties are set out in the following notes:

(a) controlled entities – Note 21; and
(b) associates – Note 12.

25. KEY MANAGEMENT PERSONNEL DISCLOSURES

A DIRECTORS

The following persons were directors of Alumina Limited during the financial year:

Chairman – non-executive
G J Pizzey

Executive directors
J A Bevan, Chief Executive Officer *(retired 31 December 2013)*
P C Wasow, Chief Executive Officer *(appointed 1 January 2014)*

Non-executive directors
P A F Hay *(retired 31 December 2013)*
E R Stein
P C Wasow *(retired 31 December 2013)*
C Zeng *(appointed 15 March 2013)*

Subsequent to the financial year-end, the following persons were appointed as Directors of Alumina Limited:

Non-executive directors
Peter Day *(appointed 1 January 2014)*
Michael Ferraro *(appointed 5 February 2014)*

B OTHER KEY MANAGEMENT PERSONNEL

In addition to executive directors, the following persons also had authority for the strategic direction and management of the Company and the consolidated entity during the financial year:

NAME	POSITION	EMPLOYER
S C Foster	General Counsel/Company Secretary	Alumina Limited
C Thiris	Chief Financial Officer	Alumina Limited
A Wood	Group Executive Strategy & Development	Alumina Limited

All of the persons above were also key management persons during the year ended 31 December 2012, except for Andrew Wood.

C REMUNERATION OF KEY MANAGEMENT PERSONNEL

		US$
	2013	2012
Short-term employee benefits	**4,183,202**	4,272,382
Post-employment benefits	**139,466**	114,777
Share based payments	**718,045**	582,355
Termination payment	**1,692,182**	–
	6,732,895	4,969,514

105

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2013

25. Key Management Personnel Disclosures (continued)

The Remuneration report has been prepared in Australian dollars, whilst the Financial Report has been prepared in US dollars. The average exchange rate for 2013 of 0.9677 (2012: 1.0355) has been used for conversion.

D EQUITY INSTRUMENT DISCLOSURES RELATING TO KEY MANAGEMENT PERSONNEL

(i) Alumina Employee Performance Rights Plan

Details of performance rights over ordinary shares in the Company provided as remuneration together with terms and conditions of the performance rights can be found in the Remuneration Report on pages 37 to 64.

(ii) Performance share rights holdings

The number of performance rights over ordinary shares in the Company held during the financial year by each key management personnel of Alumina Limited and the key management personnel of the Company and the consolidated entity, including their personally related entities, is set out below:

2013

Name	Type of equity-based instrument	Number of performance rights or options held at 1 January 2013[1]	Number granted during the year as remuneration[2]	Number vested / exercised during the year[3]	Number lapsed during the year[3,4]	Number held at 31 December 2013	Vested and exercisable at the end of the year
J Bevan	Performance rights	997,200	668,500	(109,515)	(469,185)	1,087,000	–
S C Foster	Performance rights	328,100	217,700	(36,820)	(68,380)	440,600	–
C Thiris	Performance rights	–	291,500	–	–	291,500	–
A Wood	Performance rights	111,400	76,800	(12,180)	(22,620)	153,400	–

[1] Includes the number of Performance Rights granted that were subject to testing in 2013 but not yet vested.
[2] Performance Rights granted in February 2013 for the three year performance test period concluding in December 2015.
[3] For Performance Rights granted under ESP in February 2010 and tested in December 2012 were subject to two further tests applied over a (four week period) six and 12 months after the initial test. The testing of those Performance Rights in 2013 resulted in 35% of those Performance Rights vesting and 65% of those Performance Rights lapsing.
[4] Includes 265,800 Performance Rights granted to J Bevan in 2011.

2012

Name	Type of equity-based instrument	Number of performance rights or options held at 1 January 2012[1]	Number granted during the year as remuneration[2]	Number vested / exercised during the year	Number lapsed during the year[3]	Number held at 31 December 2012	Vested and exercisable at the end of the year
J Bevan	Performance rights	770,300	418,500	–	(191,600)	997,200	–
S C Foster	Performance rights	305,400	136,300	–	(113,600)	328,100	–
C Thiris[4]	Performance rights	–	–	–	–	–	–

[1] Includes the number of Performance Rights granted that were subject to testing in 2012 but not yet vested.
[2] Performance Rights granted in March 2012 for the three year performance test period concluding in December 2014.
[3] For Performance Rights granted under ESP in January 2009 and tested in December 2011 were subject to two further tests applied over a (four week period) six and 12 months after the initial test. The testing of those Performance Rights in 2012 resulted in all of those Performance Rights lapsing.
[4] Performance Rights are granted in respect of work conducted in the prior year. Mr Thiris was appointed interim Chief Financial Officer in September 2011 and was appointed Chief Financial Officer in December 2011 and as such, no Performance Rights were offered to Mr Thiris in respect of 2012.

106

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2013

25. Key Management Personnel Disclosures (continued)

(iii) Shareholdings

The numbers of shares in the Company held during the financial year by each director of Alumina Limited and the key management personnel of the Company and consolidated entity, including their personally-related entities, are set out below.

2013				
Name	Balance at the start of the year	Received during the year on the exercise of rights	Other changes during the year	Balance at the end of the year
DIRECTORS OF ALUMINA LIMITED				
Ordinary shares				
P Wasow	–	–	50,000	50,000
P A F Hay[1]	112,598	–	–	112,598
C Zeng	4,804	–	–	4,804
J Pizzey	65,445	–	–	65,445
E Stein	14,281	–	25,500	39,781
J Bevan[2]	432,152	109,515	302,500	844,167
OTHER KEY MANAGEMENT PERSONNEL OF THE COMPANY AND CONSOLIDATED ENTITY				
Ordinary shares				
S C Foster	144,867	36,820	87,848	269,535
C Thiris	–	–	40,000	40,000
A Wood	25,500	12,180	–	37,680

[1] Mr Hay resigned from the Company on the 31 December 2013. His shareholding is of that date.
[2] Mr Bevan retired from the Company on the 31 December 2013. His shareholding is of that date.

107

2012				
Name	Balance at the start of the year	Received during the year on the exercise of rights	Other changes during the year	Balance at the end of the year
DIRECTORS OF ALUMINA LIMITED				
Ordinary shares				
P A F Hay	112,598	–	–	112,598
J Pizzey	65,445	–	–	65,445
E Stein	14,281	–	–	14,281
J Bevan	432,152	–	–	432,152
OTHER KEY MANAGEMENT PERSONNEL OF THE COMPANY AND CONSOLIDATED ENTITY				
Ordinary shares				
S C Foster	144,867	–	–	144,867

E LOANS TO DIRECTORS AND EXECUTIVES

No loans were made to directors of Alumina Limited and other key management personnel of the Group, including their personally-related entities in 2013 or 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2013

26. REMUNERATION OF AUDITORS

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, and its related practices:

	US$ 000'S	
	2013	2012
PricewaterhouseCoopers Australia:		
Audit and review of the financial reports	726	865
Other assurance services	116	4
Related practices of PricewaterhouseCoopers Australia:		
Overseas taxation services	16	16
Total	**858**	**885**

It is the Group's policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers' expertise and experience with the Group are important provided such arrangements do not compromise audit independence. These assignments are principally tax advice or where PricewaterhouseCoopers is awarded assignments on a competitive basis.

27. SEGMENT INFORMATION

(a) Geographical Segment Information

YEARS ENDED 31 DECEMBER 2013 AND 31 DECEMBER 2012

Alumina Limited's primary assets are its 40% interest in the series of operating entities forming AWAC.

Alumina Limited has one reportable segment, namely the investment in the alumina/aluminium business through its equity interests in AWAC. Alumina Limited participates in AWAC through The Strategic Council, which consists of three members appointed by Alcoa Inc and two members appointed by Alumina Limited. Operational decisions are made by Alcoa Inc.

108

(b) Entity wide disclosures: Geographical location of assets

YEAR ENDED 31 DECEMBER 2013	US$ MILLION			
	Australia	Brazil	Other	Total
Investments in Associates	1,100.6	1,068.9	629.4	2,798.9
Other assets	26.5	0.6	138.0	165.1
Liabilities	(41.1)	(129.5)	–	(170.6)
Consolidated net assets				**2,793.4**

YEAR ENDED 31 DECEMBER 2012	US$ MILLION			
	Australia	Brazil	Other	Total
Investments in Associates	1,209.8	1,255.2	831.1	3,296.1
Other assets	13.8	0.6	0.9	15.3
Liabilities	(497.9)	(185.0)	–	(682.9)
Consolidated net assets				**2,628.5**

Alumina Limited earns no revenue from external customers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2013
28. PARENT ENTITY FINANCIAL INFORMATION SUMMARY FINANCIAL INFORMATION US$ MILLION
2013 2012 FINANCIAL POSITION Assets Current assets 34.2 19.6 Non-current assets 3,826.4 3,754.3 Total assets 3,860.6 3,773.9 Liabilities Current liabilities 10.3 7.2 Non-current liabilities 35.7 495.7 Total liabilities 46.0 502.9 Equity Issued capital 2,620.0 2,154.1 Reserves Asset revaluation reserve 126.8 126.8 Asset realisation reserve 76.2 76.2 Capital reserve 12.3 12.3 Share-based payments reserve 3.9 3.3 Option premium on convertible bonds 19.5 19.5 Retained earnings 955.9 878.8 Total Equity 3,814.6 3,271.0
FINANCIAL PERFORMANCE Profit for the year 77.1 60.8 Other comprehensive income – – Total profit or loss and other comprehensive income 77.1 60.8 Contingent liabilities of the parent entity The parent entity has entered into a Deed of Cross Guarantee with the effect that it guarantees the debts of its wholly-owned subsidiaries. Further details of the Deed of Cross Guarantee and the subsidiaries subject to the deed, are disclosed in Note 21. The parent entity has provided a guarantee in August 2010 for 40 per cent of Alumina Espanola SA’s obligation to purchase fuel oil for one year. This was extended in February 2014 until March 2015. The parent entity has also provided guarantees to certain third parties in relation to the performance of contracts by various AWAC companies. These are further guarantees such as Banco di Bilbao in respect of Espanola and the Suriname mining contract and a letter of credit to Honeywell Manageability Leasing Company in relation to lease payments for the Honeywell operating system.
In late 2011, Alcoa Inc, on behalf of AWAC, issued guarantees to the lenders of the Ma’aden bauxite mining/refining project in Saudi Arabia. Alcoa Inc’s guarantees for the refining and mining Company cover total debt service requirements through to June 2019. In the event Alcoa Inc would be required to make payments under the guarantees, 40 per cent of such amount would be contributed by Alumina Limited. Contractual commitments for the acquisition of property, plant and equipment There are no contractual commitments by the parent entity for the acquisition of property, plant and equipment at reporting date. 109

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2013
28. Parent Entity Financial Information (continued) Tax consolidation
Alumina Limited and its wholly-owned Australian controlled entities formed a tax consolidation group (the Group) with effect from 1 January 2004. Alumina Limited is the head entity of the Group. Members of the Group have entered into a tax sharing agreement that provides that the head entity will be liable for all taxes payable by the Group from the consolidation date. The parties have agreed to apportion the head entity’s taxation liability within the Group based on each contributing members’ share of the Group’s taxable income and losses. Intercompany Loans Loans granted by the parent entity to its subsidiaries are classified as non-current assets.
29. EVENTS OCCURING AFTER THE BALANCE SHEET DATE On 9 January 2014, Alcoa Inc announced the resolution of the investigations by the US Department of Justice and the US Securities and Exchange Commission regarding certain legacy alumina contracts with Aluminium Bahrain BSC. Refer further details in Note 5 and Note 12. On 6 February 2014, Alumina Limited announced its intention to delist from the NYSE. On 18 February 2014 Alcoa Inc announced the permanent closure of AWAC’s Point Henry aluminium smelter. AWAC is 60% owned and managed by Alcoa Inc and 40% owned by Alumina Limited. Total AWAC restructuring related charges associated with the closure of the Point Henry smelter are expected to be approximately $250 million after tax. AWAC’s cash costs after tax during 2014 in respect of the closure are expected to total approximately $50 million. Further after tax cash costs of approximately $70 million are expected to be incurred by AWAC in later years. The announcement also notes that the AWAC Anglesea coal mine and power station, which supplies approximately 40% of the power needs for the Point Henry smelter, has the potential to operate as a standalone facility after the smelter closes. Alcoa of Australia Limited will actively seek a buyer for the facility. DIRECTORS’ DECLARATION In the directors’ opinion: (a) the financial statements and notes set out on pages 72 to 110 are in accordance with the Corporations Act 2001, including:
(i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and (ii) giving a true and fair view of the consolidated entity’s financial position as at 31 December 2013 and of its performance for the financial year ended on that date; and (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and (c) at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in Note 21 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in Note 21. Note 1 confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board. The directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A of the Corporation Act 2001. This declaration is made in accordance with a resolution of the Directors. JOHN PIZZEY Chairman 7 March 2014 110

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF ALUMINA LIMITED
pwc
REPORT ON THE FINANCIAL REPORT
We have audited the accompanying financial report of Alumina Limited (the Company), which comprises the consolidated balance sheet as at 31 December 2013, the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for the Alumina Limited Group (the consolidated entity). The consolidated entity comprises the Company and the entities it controlled at year’s end or from time to time during the financial year.
Directors’ responsibility for the financial report
The directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101
Presentation of Financial Statements, that the financial statements comply with International Financial Reporting Standards.
Auditor’s responsibility
Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the consolidated entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Independence
In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001. Auditor’s opinion
In our opinion:
(a) the financial report of Alumina Limited is in accordance with the Corporations Act 2001, including:
(i) giving a true and fair view of the consolidated entity’s financial position as at 31 December 2013 and of its performance for the year ended on that date; and
(ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and
(b) the financial report and notes also comply with International Financial Reporting Standards as disclosed in Note 1.
REPORT ON THE REMUNERATION REPORT
We have audited the remuneration report included in pages 37 to 64 of the directors’ report for the year ended 31 December 2013. The directors of the Company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.
Auditor’s opinion
In our opinion, the remuneration report of Alumina Limited for the year ended 31 December 2013, complies with section
300A of the Corporations Act 2001.
PRICEWATERHOUSECOOPERS
NADIA CARLIN Partner
Melbourne
7 March 2014
Liability limited by a scheme approved under Professional Standards Legislation

DETAILS OF SHAREHOLDINGS AND SHAREHOLDERS LISTED SECURITIES – 27 FEBUARY 2014

Alumina Limited has 2,806,225,615 issued fully paid ordinary shares.

SIZE OF SHAREHOLDINGS AS AT 27 FEBRUARY 2014

RANGE	TOTAL HOLDERS	UNITS	% OF ISSUED CAPITAL
1 – 1,000	22,050	10,555,081	0.38%
1,001 – 5,000	24,609	61,764,648	2.20%
5,001 – 10,000	8,010	60,167,481	2.14%
10,001 – 100,000	8,821	228,705,772	8.15%
100,001 – 9,999,999,999	481	2,445,032,633	87.13%
Total	**63,971**	**2,806,225,615**	100.00%

Of these, 9,725 shareholders held less than a marketable parcel of $500 worth of shares (394). In accordance with ASX Business Rules, the last sale price on the Company's shares on the ASX on 27 February 2014 was used to determine the number of shares in a marketable parcel.

NAME	NO. OF FULLY PAID ORDINARY SHARES	%
National Nominees Limited	541,429,928	19.29%
HSBC Custody Nominees (Australia) Limited	487,318,504	17.37%
JP Morgan Nominees Australia Limited	391,430,148	13.95%
CITIC Resources Australia Pty Ltd	219,617,657	7.83%
Citicorp Nominees Pty Ltd	199,932,221	7.12%
Bestbuy Overseas Co., Ltd	146,411,771	5.22%
RBC Investor Services Australia Nominees Pty Limited	50,853,914	1.81%
BNP Paribas Noms Pty Ltd	49,943,952	1.78%
JP Morgan Nominees Australia Limited <Cash Income A/C>	39,066,766	1.39%
BNP Paribas Nominees Pty Ltd <Agency Lending DRP A/C>	24,468,376	0.87%
UBS Nominees Pty Ltd	22,781,872	0.81%
CITIC Resources Australia Pty Ltd	16,144,639	0.58%
Australian Foundation Investment Company Limited	14,323,142	0.51%
HSBC Custody Nominees (Australia) Limited <NT Commonwealth Super Corp A/C>	12,956,938	0.46%
Argo Investments Limited	11,779,840	0.42%
RBC Investor Services Australia Nominees Pty Limited	11,060,460	0.39%
Suncorp Custodian Services Pty Limited	10,530,226	0.38%
Citicorp Nominees Pty Limited<Colonial First State Inv A/C>	8,792,125	0.31%
AMP Life	8,662,985	0.31%
QIC Limited	7,203,699	0.26%
Total held by 20 largest shareholders	**2,274,709,163**	**81.06%**
Total remaining Holders Balance	**531,516,452**	**18.94%**
	2,806,225,615	**100.00%**

Each ordinary shareholder is entitled on a show of hands to vote and on a poll one vote for each share held.

The Company does not have a current on market buy-back of its shares.

SUBSTANTIAL SHAREHOLDING AS AT 27 FEBRUARY 2014	SHAREHOLDING	%
CITIC Resources Australia Pty Ltd	366,029,428	13.04
Perpetual Investments	170,451,877	6.07
Schroder Investment Management Australia Limited	165,760,804	5.91
Lazard Asset Management Pacific Company	149,808,500	5.34
Manning and Napier Advisors LLC	149,228,725	6.12
Allan Gray Australia Pty Ltd	140,477,956	5.01

112

FINANCIAL HISTORY

ALUMINA LIMITED AND CONTROLLED ENTITIES

as at 31 December	2013 US$ million	2012 US$ million	2011 US$ million	2010 US$ million	2009[1] US$ million
Revenue from continuing operations	**0.3**	0.1	0.2	1.4	4.4
Other income	**140.1**	0.6	0.1	2.1	11.5
Share of net (loss)/profit of associates accounted for using the equity method	**(97.4)**	(7.5)	173.1	84.5	1.6
Finance costs	**(25.3)**	(29.4)	(28.5)	(38.7)	(31.0)
General and administrative expenses	**(17.2)**	(19.0)	(17.3)	(14.7)	(10.5)
Income tax (expense)/benefit from continuing operations	**–**	(0.4)	(1.0)	–	0.3
Net profit/(loss) attributable to owners of Alumina Limited	**0.5**	(55.6)	126.6	34.6	(23.7)
Non-operating non-cash items[2]	**(3.2)**	(6.4)	1.4	2.1	24.0
Underlying (loss)/earnings[2]	**(2.7)**	(62.0)	128.0	36.7	0.3
Total assets	**2,964.0**	3,311.4	3,350.4	3,542.5	3,504.2
Total liabilities	**170.6**	682.9	496.4	471.0	585.9
Net assets	**2,793.4**	2,628.5	2,854.0	3,071.5	2,918.3
Shareholders' funds	**2,793.4**	2,628.5	2,854.0	3,071.5	2,918.3
Dividends declared	**–**	73.2[4]	170.8	91.6	–
Dividends received from AWAC	**100.0**	86.0	232.2	234.4	135.6
Statistics					
Dividends declared per ordinary share	**–[5]**	–[5]	US6c	US6c	US1.8c
Dividend payout ratio (cash dividends)	**–**	–	136%	271%	–
Return on equity[3]	**0.02%**	(2.0)%	4.1%	1.2%	(0.9)%
Gearing (net debt to equity)	**4.6%**	20.1%	14.1%	10.0%	8.7%
Net tangible assets backing per share	**$0.91**	$0.97	$1.06	$1.14	$1.09

[1] Alumina Limited's functional and presentation currency was changed to US dollars in 2010. 2009 results have been restated to present them in US dollars.
[2] Underlying earnings have been calculated by adjusting reported net profit amounts relating to non-cash entries which do not reflect the operations of the Company. These non-cash entries related to mark-to-market valuations of AWAC embedded derivatives. Prior to 2012, actuarial gains and losses were included as non-operating non-cash items. Refer to Note 1 for further details on Alumina Limited's change in accounting policy.
[3] Based on net profit attributable to members of Alumina Limited.
[4] Final dividend for the financial year ended 31 December 2011, declared and paid in 2012.
[5] No interim or final dividend declared for the years ended 31 December 2013 and 31 December 2012.

113

ALUMINA LIMITED
ABN 85 004 820 419
Registered Corporate Head Office
Level 12, IBM Centre 60 City Road
Southbank Victoria 3006 Australia

GPO Box 5411
Melbourne Victoria 3001 Australia
Telephone +61 (0)3 8699 2600
Facsimile +61 (0)3 8699 2699
Website www.aluminalimited.com
Email info@aluminalimited.com

SHARE REGISTRY
Computershare Investor Services Pty Limited
Yarra Falls 452 Johnston Street
Abbotsford Victoria 3067 Australia

GPO Box 2975
Melbourne Victoria 3001 Australia
Telephone +61 (0)3 9415 4027
or 1300 556 050 (for callers within Australia)
Facsimile +61 (0)3 9473 2500
Email web.queries@computershare.com.au

AMERICAN DEPOSITARY RECEIPTS
BNY Mellon Shareowner Services
BNY Mellon Depositary Receipts
PO Box 43006
Providence, RI 02940 – 3006
1-888-BNY-ADRS (1-888-269-2377)
(for callers within the United States)
Telephone (for non-US callers)
+1 201-680-6825
Website www.bnymellon.com/shareowner
Email shrrelations@bnymellon.com

ALUMINA
LIMITED